UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date: May 20, 2008
Commission File Number: 000-24443
Denison Mines Corp.
(Translation of registrant’s name into English)
Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☐   Form 40-F   ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     ☐                              No     ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denison Mines Corp.
/s/ Brenda Lazare
Brenda Lazare
Date: May 20, 2008	Canadian Counsel and Corporate Secretary

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EXHIBIT INDEX

Exhibit Number	Description

1.	Press release dated March 12, 2008

2.	Press release dated March 18, 2008

3.	Form F2-109F1 for each of Messrs. Farmer and Anderson dated March 28, 2008

4.	Press release dated April 29, 2008

5.	Press release dated April 30, 2008

6.	Report of Voting Results dated May 5, 2008

7.	Press release dated May 8, 2008

8.	Press release dated May 14, 2008

9.	Management’s Discussion and Analysis for the three months ended March 31, 2008

10.	Financial Statements for the three months ended March 31, 2008

11.	Form F2-109F2 for each of Messrs. Farmer and Anderson dated May 14, 2008

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Exhibit 1
Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
Denison Mines Corp. Year End 2007 Results
Conference Call Wednesday,
March 19, 2008
Telephone Conference to be held on March 19 at 8:30 AM Eastern Time (ET).
March 12, 2008 (TSX: DML; AMEX: DNN) Denison Mines Corp. (“Denison” or the “Company”) announces that the Company will hold a telephone conference with a webcast presentation at 8:30 am ET on March 19, 2008 to discuss financial results for the year ending December 31, 2007.
Please call in 5-10 minutes before the conference starts and stay on the line (an operator will be available to assist you). The Call in number is (416) 641 — 6115.
To view the live presentation, please log on at www.denisonmines.com 10 minutes prior to the call.
Approximately two hours after the call:
•	a replay of the telephone conference will be available at (416) 695 — 5800 and the passcode is 3254356#; and

•	the presentation will be available at www.denisonmines.com.
About Denison
Denison Mines Corp. is a premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four conventional uranium mills operating in North America today. The Company also has a strong exploration portfolio with large land positions in the United States, Canada, Mongolia and Zambia. Correspondingly, the Company has one of the largest uranium exploration teams among intermediate uranium companies.
For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372

Exhibit 2

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE	Trading symbols: DML-T, DNN-A
DENISON MINES CORP. REPORTS 2007 EARNINGS
Toronto, ON — March 18, 2008... Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: AMEX) today reported its financial results for the three months and year ended December 31, 2007. Results for the year were very positive reflecting strong sales revenue for both U.S. and Canadian production. All amounts in this release are in U.S. dollars unless otherwise indicated. For a more detailed discussion of our financial results, see management’s discussion and analysis (“MD&A”) following this release.
Consolidated Results
Consolidated net income was $23,542,000 or $0.12 per share for the three months ended December 31, 2007 compared with a consolidated net loss of $2,407,000 or $0.02 per share for the same period in 2006. For the year ended December 31, 2007, the Company’s consolidated net income was $47,244,000 ($0.25 per share) compared with a consolidated net loss of $16,998,000 ($0.18 per share) for the fifteen month period ended December 31, 2006.
Revenue was $36,825,000 and $76,764,000 for the three months and year ended December 31, 2007 compared with $8,322,000 and $9,722,000 for the three and fifteen months ended December 31, 2006.
Net cash used in operations was $23,084,000 for year ended December 31, 2007, compared with $27,494,000 for the fifteen months ended December 31, 2006.
The Company expenses exploration expenditures on mineral properties not sufficiently advanced to identify their development potential. Exploration expenditures expensed totalled $4,049,000 for the three months ended December 31, 2007 and $20,963,000 for the year ended December 31, 2007 compared to $3,370,000 and $14,790,000 for the three and fifteen months ended December 31, 2006.
Comparative numbers are impacted by the acquisition of Denison Mines Inc. (“DMI”) effective December 1, 2006 and the inclusion of operations of DMI from that date and by the inclusion of a fifteen-month period in 2006 due to a change in fiscal year end.
Significant events in the fourth quarter include:
•	Denison sold 250,000 pounds U3O8 during the quarter from U.S. production at an average price of $89.84 per pound and 150,000 pounds U3O8 from its Canadian production under the existing long-term contract at an average price of $74.37 per pound.

•	Spot prices for U3O8 increased from $75.00 per pound at October 1, 2007 to $90.00 per pound at December 31, 2007 as quoted by Ux Consulting. The long-term price for U3O8 remained at $95.00 per pound throughout the quarter.

•	Denison and its joint venture partners, AREVA Resources Canada Inc. (“ARC”) and OURD Canada Co. Ltd. (“OURD”) announced the formal decision to proceed with the development of the Midwest deposit.

Revenue
Uranium sales revenues for the fourth quarter were $34,173,000. Sales from U.S. production were 250,000 pounds U3O8 at an average price of $89.84 per pound. Sales of Canadian production were 150,000 pounds U3O8 at an average price of $74.37 per pound. Amortization of the fair value increment related to the DMI sales contracts totaled $906,000 for the quarter. Reported revenue is also impacted by the effect of foreign currency translations.
Uranium sales revenues for the year were $65,125,000. Sales from U.S. production were 325,000 pounds U3O8 at an average price of $99.11 per pound. Sales of Canadian production were 420,000 pounds U3O8 at an average price of $74.91 per pound. Uranium sales revenue also includes amortization of the fair value increment related to long-term sales contracts from the acquisition of DMI in the amount of $2,418,000.
Uranium sales revenue in the 2006 period totaled $7,575,000 for the net sale of 109,400 pounds U3O8 from Canadian production at an average sales price of $55.76 per pound and from amortization of the fair value increment related to the long-term sales contracts of DMI in the amount of $1,475,000. Revenue in 2006 represents only one month activity post acquisition of DMI.
Denison currently markets its uranium from the McClean Lake joint venture jointly with ARC. Agreements with AREVA call for production to be allocated first to the market-related contracts with any surplus to be apportioned evenly over the legacy contracts. The legacy base-escalated contracts have pricing formulas that result in sales prices well below current market prices Denison’s share of current contracts sales volumes is set out in the table below:
Current Contracted Sales Volumes
(pounds U3O8 x 1000)

(in thousands)	2008	2009	Pricing
Market Related	590	440	80% to 85% of Spot
Legacy Base Escalated	220	0	$20.00 to $26.00
Legacy Market Related	140	0	96% of Spot
Notes:
It is anticipated that the joint marketing of Canadian uranium production will cease at the end of 2008 except for the market related category above. Future long-term sales agreement for the Company’s uranium inventory and production are expected to be primarily under market- related contracts with appropriate floor prices. In March 2007, one such contract was completed for the sale of 17% of the White Mesa mill production commencing in 2008 for up to 6.5 million pounds with a minimum of 250,000 pounds in 2008 increasing to a minimum of 1 million pounds by 2011. The sales price is 95% of the published long-term price for the month prior to delivery with a floor price of $45.00. No other new sales contracts are in place at this time.
During 2007, the Company continued to receive alternate feed materials at the White Mesa mill. Alternate feed materials, usually classified as waste products by the processing facilities that generate these materials, contain uranium that can be recovered as an environmentally preferable alternative to direct disposal. The Company received a fee for a majority of its alternate feed materials once they are delivered to the mill. In addition to the recycling fees, the Company will retain any uranium recovered from these materials, which can be sold in subsequent periods, at which time the revenue from the sales will be recorded. Also during 2007, the Company continued to receive high-grade alternate feed materials under its existing contract with Cameco Corporation. The Company does not receive a recycling fee for these types of material; however, the Company is able to retain all of the proceeds received from the sale of the uranium produced.
During the year the company completed a processing campaign of alternate feed materials on which a processing fee is paid. Processing and by-product disposal revenue totaled $2,526,000. Revenue from the environmental services division was $4,723,000. Revenue from the management contract with Uranium Participation Corporation was $4,390,000. Both of these revenue sources were acquired in the DMI transaction that was effective December 1, 2006.
Uranium Production
The McClean Lake joint venture produced 738,000 pounds U3O8 for the three months and 1,907,000 pounds U3O8 for the year ended December 31, 2007. Denison’s 22.5% share of production totaled 166,000 and 429,000 pounds respectively.

Unit production cash costs in Canada are driven primarily by production volumes as the majority of costs do not vary with volume. These fixed costs for the McClean operations total approximately Cdn$46 million per year, so as production volumes increase, the cost per pound decreases. Reagent costs are in addition to this cost, as are amortization depletion and depreciation costs. Production by the joint venture in 2008 is expected to be 3.2 million pounds U3O8.
The Midwest deposit is currently scheduled to commence production in mid-2011 and production is planned to be processed at a rate of about 8 to 9 million pounds per year. The processing of Cigar Lake ore, expected to ramp up to 7.7 million pounds of mill output per year at McClean was scheduled to commence in early 2008 until delayed by the flooding of the Cigar Lake mine in late 2006. The timing of commencement of production of Cigar Lake ore is in 2011 at the earliest. The McClean mill expansion required to receive and process ore from Cigar Lake, which was funded by the Cigar Lake joint venture, is substantially complete. The McClean joint venture will have the benefit of the Cigar Lake expansion until it is utilized for processing Cigar Lake ore. Denison has no ownership interest in the Cigar Lake joint venture.
Production at the White Mesa mill from alternate feed milling was 254,000 pounds U3O8. The Company will continue to process alternate feed materials in the first quarter of 2008.
Mineral Property Exploration
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, the U.S. and Mongolia. For the three months ended December 31, 2007 exploration expenditures totaled $4,049,000 and totaled $20,963,000 for the year ended December 31, 2007 as compared to $3,370,000 and $14,790,000 for the three and fifteen months ended December 31, 2006.
A majority of the exploration expenditures during the period were spent in the Athabasca Basin region of northern Saskatchewan. Denison is engaged in uranium exploration on advanced projects in this region of Canada as part of the ARC operated McClean and Midwest joint ventures. A significant discovery, termed the Midwest A deposit (formerly the Mae Zone) and located 3 kilometres northeast of the proposed Midwest open pit, was drilled this past winter. Denison is also participating in a total of 33 other exploration projects concentrated in the productive Southeast margin of the Athabasca Basin. Denison is operator of two mid-stage projects, the Moore Lake and the Wheeler River joint ventures, included in this portfolio. Denison’s share of exploration spending on its Canadian properties totaled $3,239,000 of which $3,036,000 was expensed in the statement of operations for the three months ended December 31, 2007 and totaled $17,445,000 of which $16,638,000 was expensed in the statement of operations for the year ended December 31, 2007.
Exploration expenditures of $1,000,000 for the three month period and $4,048,000 for the year ended December 31, 2007 were spent in Mongolia on the Company’s joint venture and 100% owned properties. The Company has a 70% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. Additional expenditures for development of the GSJV’s Hairhan uranium deposits have also been incurred. Development work includes extensive resource delineation drilling, hydrological drilling, plant design and environmental studies.
General and Administrative
General and administrative expenses were $3,871,000 for the three months and $13,469,000 for the year ended December 31, 2007 compared with $7,286,000 and $11,379,000 for the three and fifteen months ended December 31, 2006. The increase was primarily the result of the inclusion of Denison Mines Inc. (“DMI”) effective December 1, 2006, a ramping up of the Company’s operations, the acquisition and implementation of new information systems and an increase in public company expenses due to additional compliance costs. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.
Other Income and Expenses
Other income (expense) totaled $4,284,000 for the three months and $41,627,000 for the year ended December 31, 2007 compared with $4,652,000 and $7,399,000 for the three and fifteen months ended December 31, 2006. The net other income for the year is primarily due to the disposition of portfolio investments.

Outlook for 2008
Mining and Production
Canada
Mining at the Sue E pit at McClean Lake in northern Saskatchewan is expected to be completed early in the second quarter of 2008. Stripping of the Sue B overburden was completed in 2007. Mining of the Sue B deposit, which contains approximately 1.4 million pounds U3O8, will follow completion of Sue E.
U3O8 production at McClean Lake in 2008, which will be primarily ore from Sue E, is expected to be 3.2 million pounds of which Denison’s share is 720,000 pounds.
United States
Four mines are operating on the Colorado Plateau with production from the Sunday, Pandora, Topaz and West Sunday mines running at about 350 tons per day. At the Tony M mine within the Henry Mountains Complex, located in Utah, operational permits have been received and production from this mine is underway and will ramp up to 300 tons per day in the second quarter of 2008 eventually climbing to 450 tons per day by year end. Production from these mines is being hauled to Denison’s White Mesa mill and is currently being stockpiled. At December 31, 2007, a total of 85,000 tons had been shipped to the mill. The Company expects to have approximately 160,000 tons of material stockpiled before conventional ore production commences. Mine development work has begun at the Company’s Arizona 1 mine on the Arizona Strip located in northeastern Arizona. Ore production from this mine is anticipated by mid-2008 in May of 2008.
The White Mesa mill refurbishment program is now scheduled to be completed by the end of April, 2008. The short delay is due to a number of factors including, abnormal snow fall, equipment deliveries, contractor availability and difficulties in completing the alternate feed processing. The $21 million program includes modifications and upgrading of the mill process equipment, upgrading the entire mill process control system, and relining of tailings cell 4A. Once relining of cell 4A is completed, the company will apply for an operating permit which is expected to received by July 2008.
Due to the short delay in commencing the milling of conventional ore until May 2008 we now expect to produce 1.4 to 1.7 million pounds U3O8 and 3 to 4 million pounds V2O5 during 2008.
Sales
The Company expects to sell 1.8 to 1.9 million pounds of U3O8 in 2008 including 1.1 to 1.2 million pounds from U.S. production. It also anticipates selling 3 million pounds of vanadium. Vanadium prices are quite volatile but have recently risen to a level of $14 to $15 per pound V2O5 from an average of $7.00 to $8.00 per pound in 2007. Most of Denison’s sales of uranium and vanadium from U.S. production will occur in the third and fourth quarters of the year.
Exploration
Athabasca Basin
In the Athabasca Basin, Denison is participating in 35 exploration projects, primarily located in the southeast part of the Basin and within trucking distance of all the three operating mills. The physical properties of the basement rocks underlying the sandstone Basin, not the sandstone, determine the economic potential of any property. Denison, together with a subsidiary of AREVA and Cameco Corporation, now control the majority of the highly favourable basements rocks in the prolific southeastern sector of the Basin.
Denison is participating in 14 drill programs during the current winter season in the Basin. Denison is operator on the Wheeler River, Park Creek, North Wedge, Bell Lake, and Moore Lake Joint Ventures. In addition, Denison is drilling on the 100% owned Bachman-Crawford Lakes, Jasper Lake, Stevenson River and Ahenakew projects. JNR Resources Inc. is operator of the Pendleton Lake joint venture, where 4 holes totalling 500 metres will be drilled, and the Lazy Edward Bay project where 3,500 metres in 20 holes are targeted. Near the McClean mill, joint venture partner ARC is operator of the Midwest, Wolly and McClean projects, where 72 holes totalling 17,800 metres in aggregate are planned.
On Denison’s operated and non-operated projects, a total of approximately 34,000 metres of drilling is planned this winter. The Company’s projects in the Basin represent a good balance of grass roots, mid-stage, and developed projects. Other than 11,600 metres dedicated to drilling advanced targets on Midwest property, almost all holes are focussed on well prepared targets in high potential areas not yet at the development stage. Denison strives to achieve a budget total of 80% devoted to drilling.

In addition to these major drill campaigns, Denison is carrying out a number of different geophysical surveys to identify targets for future drill programs. Approximately 750 line kilometres of airborne geophysical surveys are being flown over two properties as an initial screening tool. Denison is also carrying out a large number of ground geophysical surveys on ten properties, where over 200 line kilometres of Fixed Loop or Moving Loop Time Domain EM surveys, 317 line kilometres of Horizontal Loop Electromagnetics and over 160 line kilometres of DC Resistivity surveys will be completed during the 2007 winter season. Over 675 line kilometres of ground magnetic surveys will also be carried out in conjunction with the above.
Denison’s exploration spending in 2008 in the Athabasca basin is expected to total $15,300,000.
Southwest United States
Denison is planning on spending $2,000,000 on its U.S. exploration program. The program will be focused on exploring near its existing operations on the Colorado Plateau. The program is projected to entail an estimated 149,000 feet (45,000 metres) of drilling.
Mongolia
In Mongolia, Denison is committing to a substantial increase in work compared to previous years. The work in 2007 was successful in confirming and enhancing the potential of the two advanced properties and several exploration projects while downgrading several reconnaissance projects.
Denison’s plans for 2008 involve over 85,000 metres of drilling. All drill and logging contracts have been signed and are in place for this work. On the GSJV Hairhan project, development drilling will be aimed at upgrading resources from inferred to indicated, and to test high potential areas for additional resources. Several basinal depressions (one over 200 kilometres long) will be evaluated. A major hydrological drilling program will also be undertaken at Hairhan in preparation for ISR pilot plant commercial testwork slated for 2009.
Zambia
Denison commenced field work in the last quarter of 2007, and is planning an intensive program of both reverse circulation and diamond drilling totalling 47,000 metres of drilling in support of its advanced work. A budget of over $20,000,000 is slated to upgrade resources, carry out a metallurgical pilot plant program and complete the feasibility study in support of taking an anticipated production decision in 2009. The Mutanga project has two deposits drill defined to date - Mutanga and Dibwe — where the drilling efforts are focussed on upgrading and expanding the resources of both deposits.
Liquidity
The Company had cash and cash equivalents at December 31, 2007 of $19,680,000 and portfolio investments with a market value of $34,437,000. Subsequent to the year end the company put in place a Cdn$25,000,000 uncommitted, secured revolving credit facility. Management is confident that the Company’s future cash flows and additional financing available to it will be sufficient to allow it to carry out its operational and development plans.
Objectives for 2008
The Company has set the following objectives for 2008:
•	Increase U3O8 production by over 200% to 2.1 to 2.4 million pounds

•	Produce 3.0 to 4.0 million pounds of vanadium (V2O5)

•	Sell 1.7 million pounds U3O8 and 3.0 million pounds V2O5 at or near market prices

•	Develop three new near-term projects: Midwest, Mongolia and Mutanga

•	Pursue aggressive exploration program for long-term growth

•	Attract and retain great people
Conference Call
Denison is hosting a conference call on March 19, 2008 starting at 8:30 A.M. (Toronto time) to discuss the 2007 results. The webcast will be available live through a link on Denison’s website www.denisonmines.com and by telephone at 416-641-6115. A recorded version of the conference call will be available by calling 416-695-5800 (password: 3254356#) approximately two hours after the conclusion of the call. The presentation will also be available at www.denisonmines.com.

Additional Information
Additional information on Denison is available on SEDAR at www.sedar.com and on the Company’s website at www.denisonmines.com.
About Denison
Denison Mines Corp. is the premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four conventional uranium mills operating in North America today. The Company also has a strong exploration portfolio with large land positions in the United States, Canada, Zambia and Mongolia. Correspondingly, the Company has one of the largest uranium exploration teams among intermediate uranium companies.
For further information contact:

E. Peter Farmer Chief Executive Officer	(416) 979-1991 Extension 231

Ron Hochstein President and Chief Operating Officer	(416) 979-1991 Extension 232

James R. Anderson Executive Vice President and Chief Financial Officer	(416) 979-1991 Extension 372
Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Forward-looking statements include, but are not limited to, statements with respect to estimated production, the expected effects of possible corporate transactions and the development potential of Denison’s properties; the future price of uranium and vanadium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the Annual Information Form dated March 27, 2007 of the Company filed with the securities regulatory authorities in Canada and available at www.sedar.com and the Company’s Form 40-F filed with the United States Securities and Exchange Commission at www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the Annual Information Form and the Form 40-F of Denison Mines Corp. for the 15 month months ended December 31, 2006 and other continuous disclosure documents filed since those dates available at www.sedar.com and www.sec.gov, for further information relating to their mineral resources and mineral reserves.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States’ investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of March 18, 2008 and should be read in conjunction with, and is qualified by, the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2007. The financial statements are prepared in accordance with generally accepted accounting principles in Canada with a discussion in Note 28 of the material differences between Canadian and United States generally accepted accounting principles and practices affecting the Company. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.
Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at sec.gov/edgar.shtml
In August 2006, the Company changed its fiscal year end from September 30 to December 31 to align its reporting periods with that of its peers in the uranium industry. The Company elected to use a 15-month period ending December 31, 2006 for its audited consolidated financial statements as permitted under Canadian securities regulations. References to “2006” and “2005” refer to the 15-month period ended December 31, 2006 and year ended September 30, 2005. References to 2007 refer to the year ended December 31, 2007.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison.
Forward-looking statements include, but are not limited to, statements with respect to estimated production; the expected effects of possible corporate transactions and the development potential of Denison’s properties; the future price of uranium, vanadium, nickel and cobalt; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting timelines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans,” “expects” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” forecasts,” “intends,” “anticipates” or “does not anticipate,” or “believes,” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will be taken,” “occur” or “be achieved.”
Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, amount of material mined or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium, vanadium, nickel and cobalt; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities and other factors listed under the heading “Risk Factors” in this AIF. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, which only apply as of the date hereof, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

OVERVIEW
Denison, formerly International Uranium Corporation (“IUC”), was formed by articles of amalgamation effective May 9, 1997 pursuant to the Business Corporations Act (Ontario) (the “OBCA”). On December 1, 2006, IUC combined its business and operations with Denison Mines Inc. (“DMI”), by way of arrangement under the OBCA. Pursuant to the arrangement, all of the issued and outstanding shares of DMI were acquired in exchange for the Company’s shares at a ratio of 2.88 common shares of the Company for each common share of DMI. Effective December 1, 2006, IUC’s articles were amended to change its name to “Denison Mines Corp.”.
Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the American Stock Exchange (the “AMEX”) under the symbol “DNN”.
Denison is a diversified, growth-oriented, intermediate uranium producer. With active uranium mining projects in both the U.S. and Canada and development projects in Canada, Zambia and Mongolia. Denison expects production of between 3.6 to 6.0 million pounds of uranium oxide in concentrates (“U3O8”) by 2011. Denison’s assets include an interest in 2 of the 4 licensed and operating conventional uranium mills in North America, with its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. Both mills are fully permitted and operating. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. The Company is also in the business of recycling uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at the Company’s White Mesa mill.
Denison enjoys a global portfolio of world-class exploration projects, including properties in close proximity to the Company’s mills in the Athabasca Basin in Saskatchewan and in the Colorado Plateau, Henry Mountains and Arizona Strip regions of the southwestern United States. Denison also has exploration and development properties in Mongolia, Zambia and, indirectly through its investments, in Australia.
Denison is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride. Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division.
The Uranium Industry
Commercial nuclear power generation began over 50 years ago and now generates as much global electricity as was produced in 1960 by all sources. The low operating cost of nuclear power generation and the increasing concern for the environment and climate change are driving a nuclear renaissance. China, India and Russia are proceeding with ambitious plans for new nuclear power plants. Many companies in the United States have filed applications for a combined construction and operating licence to build new nuclear reactors. Countries such as Egypt, United Arab Emirates, Thailand and Turkey are actively considering building nuclear power plants.
There are now 104 operating nuclear reactors in the United States and a total of 439 operating worldwide in 30 countries, representing a total world nuclear capacity of 372.1 gigawatts. A further 34 reactors with a capacity of 27.8 gigawatts are under construction in 12 countries and an additional 93 reactors (100.6 gigawatts) are planned. With the only significant commercial use for uranium being fuel for nuclear reactors, it follows that the nuclear renaissance will have a significant effect on future uranium demand.
Uranium Supply and Demand
The world’s operating nuclear power reactors require approximately 180 million pounds of U3O8 per year. As nuclear power capacity increases, the uranium fuel requirement also increases and is estimated to rise to approximately 187 million pounds U3O8 by 2010 and approximately 212 million pounds U3O8 by 2015. Demand for uranium can be supplied through either primary production (newly mined uranium) or secondary sources (inventories, down blending of weapon grade material and reprocessing fuel rods). Secondary sources are of particular importance to the uranium industry when compared to other commodity markets.
Over the four-year period 2000-2003, annual global primary uranium production averaged 93.1 million pounds of uranium. In response to increasing uranium prices, worldwide uranium production rose to 104.6 million pounds in 2004 and to 108.1 million pounds in 2005; however, production decreased in 2006 to 102.5 million pounds as a result of problems at several production centres. 2007 production is estimated at 107 million pounds. Canada and Australia currently account for over 41% of the world’s production. The United States’ production represented a little over 4.4%, or 4.7 million pounds of uranium in 2007. During the last decade, takeovers, mergers and closures have consolidated the uranium production industry. Based on preliminary 2007 production figures, seven companies

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

accounted for over 88% of primary production while the six largest uranium mines produced over 56% of the aggregate global production.
Primary uranium production only supplies approximately 60% of the total annual requirements of nuclear power generators. The balance of requirements are met from secondary sources of supply, which include inventories held by producers and utilities, government inventories, uranium recycled from government stockpiles and uranium recycled from nuclear weapons. The recycling of highly enriched uranium (“HEU”) from former warheads in the Russian Federation is a unique subset of secondary supply. Surplus fissile military materials are converted in Russia from HEU into low enriched uranium (“LEU”) suitable for use in nuclear reactors. In February 1993, the United States and Russia entered into an agreement (the “Russian HEU Agreement”) which provided for the United States to purchase 500 metric tons of Russian HEU over a 20-year period. In April 1996, the USEC Privatization Act gave Russia and a three company consortium composed of Cameco, AREVA and NUKEM, Inc., the authority to sell the natural uranium feed component (in the form of UF6) derived from the LEU (the “HEU Feed”) in the United States over the 20-year period into the commercial U.S. uranium market under defined annual quotas. The USEC Privatization Act provides a framework for the introduction of this Russian HEU Feed into the U.S. commercial uranium market. Russia has been selling this HEU Feed through long-term supply agreements directly with U.S. utilities and the three companies.
The Russian HEU Agreement terminates in 2013 and Russia has formally stated that it will not be renewed, as had once been anticipated. Additionally, as a result of the dramatic rise in uranium and enrichment prices of the past two years, Russia has notified all of the parties to the HEU Agreement that the previously agreed pricing can no longer stand. Discussions have begun to renegotiate the component prices among the parties and are expected to be completed later this year.
Based upon recent assessments of future secondary uranium supply, the uranium industry’s scheduled uranium production forecast and expected nuclear generating capacity, there is a growing requirement for increased uranium production to meet the forecast needs of reactors world-wide. Based upon the most recent assessment of market trends published by The Ux Consulting Company LLC in their January 2008 edition of “The Uranium Market Outlook”, under Reference Case conditions, uranium production to support Western reactors will need to expand from its 2007 level of 107 million pounds, up to 152 million pounds in 2010 and reach 212 million pounds by 2015.
Uranium Prices
Most of the countries that use nuclear-generated electricity do not have a sufficient domestic uranium supply to fuel their nuclear power reactors, and their electric utilities secure most of their required uranium supply by entering into medium-term and long-term contracts with foreign uranium producers and other suppliers. These contracts usually provide for deliveries to begin one to three years after they are signed and to continue for several years thereafter. In awarding medium-term and long-term contracts, electric utilities consider, in addition to the commercial terms offered, the producer’s or supplier’s uranium reserves, record of performance and costs, all of which are important to the producer’s or supplier’s ability to fulfill long-term supply commitments. Under medium-term and long-term contracts, prices are established by a number of methods, including base prices adjusted by inflation indices, reference prices (generally spot price indicators but also long-term reference prices) and annual price negotiations. Contracts may also contain floor prices, ceiling prices, and other negotiated provisions which affect the amount paid by the buyer to the seller. Under these contracts the actual price mechanisms are usually confidential.
Electric utilities procure their remaining requirements through spot and near-term purchases from uranium producers and other suppliers, including other utilities holding excess inventory and governments.
Over the period from 1996 through 2004, annual spot market demand averaged just under 20 million pounds U3O8 or about 12% of the annual world consumption, but had jumped to about 35 million pounds in 2005 and 2006 as the rebuilding of utility inventories commenced, and investors and hedge funds entered the market as significant buyers. Spot market volume returned to its traditional level of approximately 20 million pounds in 2007.
Historically, spot prices have been more volatile than long-term contract prices. In December 2000, the spot price reached an all-time low of $7.10 per pound. The uranium price increased at a moderate rate reaching $14.50 per pound U3O8 by the end of 2003. The spot price increased steadily from that date reaching $72.00 by the end of 2006. A further market impact in October 2006 was the announcement of the flooding and indefinite postponement of the start up of the Cigar Lake mine in northern Saskatchewan. The Cigar Lake mine was scheduled to ramp up to an annual production rate of 18.0 million pounds by 2008. Producers were also active in the spot market, purchasing material to fill contractual demand, which they could not supply due to production issues at their respective operations. During the first half of 2007, the spot price continued its rapid rise reaching a peak of $136.00 in June 2007. At the end of June 2007, the spot price dropped $3.00, the first decline in the spot price since May of 2003. In the last half of the year, the spot price was very volatile, dropping to $75.00 in October, then rebounding to $95.00 in

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

December. Prices have continued to be volatile in 2008. As of the date hereof, the uranium spot price is $74.00 per pound U3O8.
The long-term uranium price has undergone a similar increase over the past several years, but with significantly less volatility, rising from just under $11.00 per pound U3O8, at the end of 2002, to $95.00 per pound in May 2007. Since that time the long-term price has remained at $95.00 per pound U3O8. The long-term price rose due to increased demand from utilities as they placed more of their requirements under contract.
Future uranium prices will be influenced by increased demand from new reactors being constructed or planned in many parts of the world, as well as the amount of incremental supply made available to the market from the remaining excess inventories, HEU feed supplies, other stockpiles, and the availability of increased or new production from other uranium producers.
Competition
Uranium production is international in scope and is characterized by a relatively small number of companies operating in only a few countries. In 2007, four Western companies, Cameco, AREVA, Rio Tinto plc and BHP Billiton Limited produced approximately 58.4% of total world output. Most of the world’s production was from Canada and Australia which produced a combined 41.6% of global uranium output in 2007. In 2006, Kazakhstan, Russia and Uzbekistan produced a combined 30.4% of worldwide uranium while supplying significant quantities of uranium into Western World markets. The Canadian uranium industry has in recent years been the leading world supplier, producing nearly 22.7% of the world supply.
Marketing Uranium
Denison markets its entire share of production from McClean Lake and Midwest jointly with ARC’s production from these properties through a joint marketing company, MUL. MUL is incorporated in Saskatchewan and is owned 30% by Denison and 70% by ARC. Denison’s production from the White Mesa mill is marketed directly by Denison. Agreements with AREVA provide for production to be allocated first to market related contracts with any surplus to be apportioned evenly over the legacy contracts. The lower price, base-escalated legacy contracts expire by the end of 2008.
The sale of Denison’s uranium has traditionally been through long-term contracts and not on the spot market. These long-term, or “legacy” contracts have a variety of pricing methods, including fixed prices, base prices adjusted by inflation indices, changes in reference prices (spot price indicators or long-term contract reference prices) and annual price negotiations. Prices in the long-term market have normally been higher than those in the spot market at the time the contracts are entered into and are normally less volatile. However, when market prices are increasing rapidly, as has been the case over the last several years, prices received under some of the legacy contracts cannot match such market increases.
Delivery scheduling (or timing) under long-term contracts is at the discretion of the customer so may vary markedly from quarter to quarter.
Marketing of the White Mesa production, which is scheduled to begin in the second quarter of 2008, will concentrate on long-term contracts utilizing a variety of pricing mechanisms while retaining a portion of the production to be sold on the spot market to take advantage of opportunities in the current tight supply-demand situation.
The Vanadium Market
Vanadium is an essential alloying element for steels and titanium, and its chemical compounds are indispensable for many industrial and domestic products and processes. The principal uses for vanadium are: (i) carbon steels used for reinforcing bars; (ii) high strength, low alloy steels used in construction and pipelines; (iii) full alloy steels used in castings; (iv) tool steels used for high speed tools and wear resistant parts; (v) titanium alloys used for jet engine parts and air frames; and (vi) various chemicals used as catalysts.
Principal sources of vanadium are (i) titaniferous magnetites found in Russia, China, Australia and South Africa; (ii) sludges and fly ash from the refining and burning of U.S., Caribbean and Middle Eastern oils; and (iii) uranium co-product production from the Colorado Plateau. While produced and sold in a variety of ways, vanadium production figures and prices are typically reported in pounds of an intermediate product, vanadium pentoxide, or V2O5. The White Mesa mill is capable of producing three products, ammonium metavanadate (“AMV”) and vanadium pregnant liquor (“VPL”), both intermediate products, and vanadium pentoxide (“flake,” “black flake,” “tech flake” or “V2O5”). The majority of sales are as V2O5, with AMV and VPL produced and sold on a request basis only.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

In the United States, although vanadium is produced through processing petroleum residues, spent catalysts, utility ash, and vanadium bearing iron slag, the most significant source of production historically has been as a by-product of uranium production from ores in the Colorado Plateau District, accounting for more than half of historic U.S. production. Vanadium in these deposits typically occurs at an average ratio of five to six pounds of vanadium for every pound of uranium, and the financial benefit derived from the by-product sales have helped to make the mines in this area profitable in the past.
The market for vanadium has fluctuated greatly over the last 20 years. During the early 1980s, quoted prices were in the range of $3.00 per pound V2O5, but increased exports from China and Australia, coupled with the continued economic recession of the 1980s drove prices to as low as $1.30 per pound. Prices stabilized in the $2.00—$2.45 per pound range until perceived supply problems in 1988 caused by cancellation of contracts by China and rumours of South African production problems resulted in a price run-up to a high of nearly $12.00 per pound in February of 1989. This enticed new producers to construct additional capacity, and oversupply problems again depressed the price in the early 1990s to $2.00 per pound and below. Late in 1994, a reduction in supplies from Russia and China, coupled with concerns about the political climate in South Africa and a stronger steel market caused the price to climb to $4.50 per pound early in 1995. In the beginning of 1998, prices had climbed to a nine-year high of $7.00 caused by supply being unable to keep pace with record demand from steel and aerospace industries. However, during the second half of 1998, prices began to decline to $2.56 per pound by December 1998. This was due to sudden decreases in Far East steel production, along with suppliers from Russia and China selling available inventories at low prices in order to receive cash. Since that time, prices fell dramatically to a range of $1.20 to $1.50 per pound V2O5 due in part to the difficult economic conditions being experienced throughout the Pacific Rim and new sources of supply coming into the market. In the third quarter of 2003, vanadium prices started to increase because of increased steel consumption and the shutdown of an Australian primary producer. This trend continued through 2004. In 2005, demand from China resulted in a significant price run-up culminating in all time highs of $23.00 to $27.00 per pound V2O5. Subsequently, prices declined to a range of $8.00 to $10.00 per pound V2O5, at the end of 2005, due to the ramp-up of Chinese vanadium production. Prices continued to decline during 2006 to the $7.00 to $8.00 range and have remained in this range throughout 2007. In early 2008, vanadium prices increased significantly to $14.00 to $15.00 per pound due to power supply issues in South Africa. South Africa is a major supply source of vanadium, representing approximately 39% of the world’s production.
World demand will continue to fluctuate in response to changes in steel production. However, the overall consumption is anticipated to increase as demand for stronger and lighter steels grows and the demand for titanium alloys for jet engine components increases with new aircraft orders throughout the world.
Marketing Vanadium
Prices for the products that are produced by the Company are generally based on weekly quotations published in Ryan’s Notes or Platt’s Metals Weekly. Historically, vanadium production from the White Mesa mill has been sold into the worldwide market both through traders, who take a 2% to 3% commission for their efforts and, to a lesser extent, through direct contacts with domestic converters and consumers. While priced in U.S. dollars per pound of V2O5, the product is typically sold by the container, which contains nominally 40,000 pounds of product packed in 55 gallon drums, each containing approximately 660 pounds of product.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

SELECTED ANNUAL FINANCIAL INFORMATION
The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the year ended December 31, 2007, for the 15 months ended December 31, 2006 and for the year ended September 30, 2005.

	3 Months ended	Year ended	15 Months ended	Year ended
(in thousands)	Dec. 31,	Dec. 31,	Dec. 31,	Sept. 30
	2007	2007	2006	2005

Results of Operations:
Total revenues	$36,825	$76,764	$9,722	$131
Net income (loss)	23,542	47,244	(16,998)	(11,450)
Basic earnings (loss) per share	0.12	0.25	(0.18)	(0.14)
Diluted earnings (loss) per share	0.12	0.24	(0.18)	(0.14)

		As at Dec. 31,	As at Dec. 31,	As at Sept. 30,
		2007	2006	2005

Financial Position:
Working capital		$75,915	$93,743	$4,244
Long-term investments		20,507	16,600	3,814
Property, plant and equipment		727,823	403,571	6,767
Total assets		1,001,581	659,348	34,214
Total long-term liabilities		$175,081	$123,244	$13,444

RESULTS OF OPERATIONS
General
The Company recorded net income of $47,244,000 ($0.25 per share) for 2007 compared with a net loss of $16,998,000 ($0.18 per share) for 2006.
Revenues totaled $76,764,000 for 2007 compared with $9,722,000 for 2006. Expenses totaled $83,771,000 for 2007 compared with $33,816,000 for 2006. Net other income totaled $41,627,000 for 2007 compared with $7,399,000 for 2006.
Revenues
Uranium sales revenues for the fourth quarter were $34,173,000. Sales from U.S. production were 250,000 pounds U3O8 at an average price of $89.84 per pound. Sales of Canadian production were 150,000 pounds U3O8 at an average price of $74.37 per pound. Amortization of the fair value increment related to the DMI sales contracts totaled $906,000 for the quarter. Reported revenue is also impacted by the effect of foreign currency transactions.
Uranium sales revenues for the year were $65,124,000. Sales from U.S. production were 325,000 pounds U3O8 at an average price of $99.11 per pound. Sales of Canadian production were 420,000 pounds U3O8 at an average price of $74.91 per pound. Uranium sales revenue also includes amortization of the fair value increment related to long-term sales contracts from the acquisition of DMI in the amount of $2,418,000.
Uranium sales revenue in the 2006 period totaled $7,575,000 for the net sale of 109,400 pounds U3O8 from Canadian production at an average sales price of $55.76 per pound and from amortization of the fair value increment related to the long-term sales contracts of DMI in the amount of $1,475,000. Revenue in 2006 represents only one month activity post acquisition of DMI.
Denison currently markets its uranium from the McClean Lake joint venture jointly with ARC. Denison’ share of current contracts sales volumes is set out in the table below:

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Current Contracted Sales Volumes
(pounds U3O8 x 1000)

(in thousands)	2008	2009	Pricing

Market Related	590	440	80% to 85% of Spot
Legacy Base Escalated	220	0	$20.00 to $26.00
Legacy Market Related	140	0	96% of Spot
Notes:
It is anticipated that the joint marketing of Canadian uranium production will cease at the end of 2008 except for the market related category above. Future long-term sales agreements for the Company’s uranium inventory and production are expected to be primarily under market related contracts with appropriate floor prices. In March 2007, one such contract was completed for the sale of 17% of the White Mesa mill production commencing in 2008 up to 6.5 million pounds with a minimum of 250,000 pounds in 2008 increasing to a minimum of 1 million pounds by 2011. The sales price is 95% of the published long-term price for the month prior to delivery with a floor price of $45.00. No other new sales contracts are in place at this time.
During 2007, the Company continued to receive alternate feed materials at the White Mesa mill. Alternate feed materials, usually classified as waste products by the processing facilities that generate these materials, contain uranium that can be recovered as an environmentally preferable alternative to direct disposal. The Company received a fee for a majority of its alternate feed materials once they are delivered to the mill. In addition to the recycling fees, the Company will retain any uranium recovered from these materials, which can be sold in subsequent periods, at which time the revenue from the sales will be recorded. Also during 2007, the Company continued to receive high-grade alternate feed materials under its existing contract with Cameco Corporation. The Company does not receive a recycling fee for these types of material; however, the Company is able to retain all of the proceeds received from the sale of the uranium produced.
During the year, the Company completed a processing campaign of alternate feed materials on which a processing fee is paid. Processing and by-product disposal revenue totaled $2,526,000 compared to $1,492,000 in 2006.
Revenue from the environmental services division was $4,723,000 compared to $221,000 in 2006. Revenue from the management contract with Uranium Participation Corporation was $4,390,000 compared to $430,000 in 2006. Both of these revenue sources were acquired in the DMI transaction that was effective December 1, 2006. Therefore 2006 revenues represent only one month.
Operating Expenses
Milling and Mining Expenses
The McClean Lake joint venture produced 738,000 pounds U3O8 for the three months and 1,907,000 pounds U3O8 for the year ended December 31, 2007. Denison’s 22.5% share of production totaled 166,000 and 429,000 pounds respectively.
Unit production cash costs in Canada are driven primarily by production volumes as the majority of costs do not vary with volume. These fixed costs for the McClean operations total approximately Cdn$46 million per year so as production volumes increase, the cost per pound decreases. Reagent costs are in addition to this cost as are amortization depletion and depreciation costs. Production by the joint venture in 2008 is expected to be 3.2 million pounds U3O8.
The Midwest deposit is currently scheduled to commence production in mid-2011 and production is planned to be processed at a rate of about 8-9 million pounds per year. The processing of Cigar Lake ore, expected to ramp up to over 7.7 million pounds of mill output per year, was scheduled to commence in early 2008 until delayed by the flooding of the Cigar Lake mine in late 2006. The timing of commencement of production of Cigar Lake ore is in 2011 at the earliest. The McClean Lake mill expansion required to receive and process ore from Cigar Lake, which was funded by the Cigar Lake joint venture, is substantially complete. The McClean joint venture will have the benefit of the Cigar Lake expansion until it is utilized for processing Cigar Lake ore. Denison has no ownership interest in the Cigar Lake joint venture.
Production at the White Mesa mill from alternate feed milling was 254,000 pounds U3O8. The Company will continue to process alternate feed materials in the first quarter 2008

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Sales Royalties and Capital Taxes
Sales royalties and capital taxes totaled $2,301,000 for the year compared with $420,000 in 2006. This difference is due to the inclusion of the operation of DMI for only one month in 2006. Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays Saskatchewan capital taxes based on the greater of 3.3% of gross uranium sales and capital tax otherwise computed under the Saskatchewan Corporation Capital Tax Act. For uranium production after July 1, 2007, the factor applied to gross uranium sales for Saskatchewan capital tax purposes will be reduced to 3.1% with further reductions scheduled in 2008. The Saskatchewan government also imposes a tiered royalty which ranges from 6% to 15% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. Denison has sufficient mill and mine capital and expansion allowances available or anticipated to shelter it from the tiered royalty at current uranium prices for at least 2008.
MINERAL PROPERTY EXPLORATION
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, the U.S. and Mongolia. For the three months ended December 31, 2007 exploration expenditures totaled $4,049,000 and totaled $20,963,000 for the year ended December 31, 2007 as compared to $3,370,000 and $14,790,000 for the three and fifteen months ended December 31, 2006.
A majority of the exploration expenditures during the period were spent in the Athabasca Basin region of northern Saskatchewan. Denison is engaged in uranium exploration on advanced projects in this region of Canada as part of the ARC operated McClean and Midwest joint ventures. A significant discovery, termed the Midwest A deposit (formerly the Mae Zone) and located 3 km northeast of the proposed Midwest open pit, was drilled this past winter. Denison is also participating in a total of 33 other exploration projects concentrating in the productive South East margin of the Athabasca Basin. Denison is operator of two mid-stage projects, the Moore Lake and the Wheeler River joint ventures, included in this portfolio. Denison’s share of exploration spending on its Canadian properties totaled $3,239,000 of which $3,036,000 was expensed in the statement of operations for the three months ended December 31, 2007 and totaled $17,445,000 of which $16,638,000 was expensed in the statement of operations for the year ended December 31, 2007.
Exploration expenditures of $1,000,000 for the three month period and $4,048,000 for the year ended December 31, 2007 were spent in Mongolia on the Company’s joint venture and 100% owned properties. The Company has a 70% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. Additional expenditures for development of the GSJV’s Hairhan uranium deposits have also been incurred. Development work includes extensive resource delineation drilling, hydrological drilling, plant design and environmental studies.
The remaining expenditures of $13,000 for the three-month period and $277,000 for the year were spent on the Company’s other properties.
General and Administrative
General and administrative expenses were $3,871,000 for the three months and $13,469,000 for the year ended December 31, 2007 compared with $7,286,000 and $11,379,000 for the three and fifteen months ended December 31, 2006. The increase was primarily the result of the inclusion of Denison Mines Inc. (“DMI”) effective December 1, 2006, a ramping up of the Company’s operations, the acquisition and implementation of new information systems and an increase in public company expenses due to additional compliance costs. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.
Other Income and Expenses
Other income (expense) totaled $4,284,000 for the three months and $41,627,000 for the year ended December 31, 2007 compared with $4,652,000 and $7,399,000 for the three and fifteen month periods ended December 31, 2006. The net other income in the quarter and for the year is primarily due to the disposition of portfolio investments.
Income Taxes
The Company has provided for a current tax expense of $3,141,000 and for a future tax recovery of $15,765,000. The future tax recovery results primarily from a decline in expected future income tax rates.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Outlook for 2008
Mining and Production
Canada
Mining at the Sue E pit at McClean Lake in northern Saskatchewan is expected to be completed early in the second quarter of 2008. Stripping of the Sue B overburden was completed in 2007. Mining of the Sue B deposit, which contains approximately 1.4 million pounds U3O8, will follow completion of Sue E.
U3O8 production at McClean Lake in 2008 is expected to be 3.2 million pounds of which Denison’s share is 720,000 pounds.
United States
Four mines are operating on the Colorado Plateau with production from the Sunday, Pandora, Topaz and West Sunday mines running at about 350 tons per day. At the Tony M mine within the Henry Mountains Complex, located in Utah, operational permits have been received and production from this mine is underway and will ramp up to 300 tons per day in the second quarter of 2008 eventually climbing to 450 tons per day by year end. Production from these mines is being hauled to Denison’s White Mesa mill and is currently being stockpiled. At December 31, 2007, a total of 85,000 tons had been shipped to the mill. The Company expects to have approximately 160,000 tons of material stockpiled before conventional ore production commences in May of 2008. Mine development work has begun at the Company’s Arizona 1 mine on the Arizona Strip located in northeastern Arizona. Ore production from this mine is anticipated by mid-2008.
The White Mesa mill refurbishment program is now scheduled to be completed by the end of April, 2008. The short delay is due to a number of factors including, abnormal snow fall, equipment deliveries, contractor availability and difficulties in completing the alternate feed processing. The $21 million program includes modifications and upgrading of the mill process equipment, upgrading the entire mill process control system, and relining of tailings cell 4A. Once relining of cell 4A is completed, the company will apply for an operating permit which is expected to be received by July 2008.
Due to the short delay in commencing the milling of conventional ore and the scheduling of ore feeds, we now expect to produce 1.4 to 1.7 million pounds U3O8 and 3 to 4 million pounds V2O5 during 2008. The drop in uranium production is impacted primarily by the delay in processing of the Arizona 1 ore to late in the year. This has pushed uranium production from the fourth quarter 2008 to the first quarter of 2009.
Sales
The Company expects to sell 1.8-1.9 million pounds of U3O8 in 2008 including 1.1-1.2 million pounds from U.S. production. It also anticipates selling 3 million pounds of vanadium. Vanadium prices are quite volatile but have recently risen to a level of $14 to $15 per pound V2O5 from an average of $7.00 to $8.00 per pound in 2007. Most of Denison’s sales of uranium and vanadium from U.S. production will occur in the third and fourth quarters of the year.
Exploration
Athabasca Basin
In the Athabasca Basin, Denison is participating in 35 exploration projects, primarily located in the southeast part of the Basin and within trucking distance of all the three operating mills in the area. The physical properties of the basement rocks underlying the sandstone Basin, not the sandstone, determine the economic potential of any property. Denison, together with a subsidiary of AREVA and Cameco Corporation, now control the majority of the highly favourable basements rocks in the prolific southeastern sector of the Basin.
Denison is participating in 14 drill programs during the current winter season in the Basin. Denison is operator on the Wheeler River, Park Creek, North Wedge, Bell Lake, and Moore Lake Joint Ventures. In addition, Denison is drilling on the 100% owned Bachman-Crawford Lakes, Jasper Lake, Stevenson River and Ahenakew projects. JNR Resources Inc. is operator of the Pendleton Lake JV, where four holes totalling 500 metres will be drilled, and the Lazy Edward Bay project where 3,500 metres in 20 holes are targeted. Near the McClean Mill, joint venture partner ARC is operator of the Midwest, Wolly and McClean projects, where 72 holes totalling 17,800 metres in aggregate are planned.
On Denison’s operated and non-operated projects, a total of approximately 34,000 metres of drilling is planned this winter. The Company’s projects in the Basin represent a good balance of grass roots, mid-stage, and developed projects. Other than 11,600 metres dedicated to drilling advanced targets on the Midwest property, almost all holes

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

are focussed on well prepared targets in high potential areas not yet at the development stage. Denison strives to achieve a budget total of 80% devoted to drilling.
In addition to these major drill campaigns, Denison is carrying out a number of different geophysical surveys to identify targets for future drill programs. Approximately 750 line kilometres of airborne geophysical surveys are being flown over two properties as an initial screening tool. Denison is also carrying out a large number of ground geophysical surveys on ten properties, where over 200 line kilometres of Fixed Loop or Moving Loop Time Domain EM surveys, 317 line kilometres of Horizontal Loop Electromagnetics and over 160 line kilometres of DC Resistivity surveys will be completed during the 2008 winter season. Over 675 line kilometres of ground magnetic surveys will also be carried out in conjunction with the above.
Denison’s exploration spending in 2008 in the Athabasca Basin is expected to total $15,300,000.
Southwest United States
Denison is planning on spending $2,000,000 on its 2008 U.S. exploration program. The program will be focussed on exploring near its existing operations on the Colorado Plateau. The program is projected to entail an estimated 149,000 feet (45,000 metres) of drilling.
Mongolia
In Mongolia, Denison is committing to a substantial increase in work compared to previous years. The work in 2007 was successful in confirming and enhancing the potential of the two advanced properties and several exploration projects while downgrading several reconnaissance projects.
Denison’s plans for 2008 involve over 85,000 metres of drilling. All drill and logging contracts have been signed and are in place for this work. On the GSJV Hairhan project, development drilling will be aimed at upgrading resources from inferred to indicated, and to test high potential areas for additional resources. Several basinal depressions (one over 200 kilometres long) will be evaluated. A major hydrological drilling program will also be undertaken at Hairhan in preparation for ISR pilot plant commercial testwork slated for 2009.
Zambia
Denison commenced field work in the last quarter of 2007, and is planning an intensive program of both reverse circulation and diamond drilling totalling 47,000 metres of drilling in support of its advanced work. A budget of over $20,000,000 is slated to upgrade resources, carry out a metallurgical pilot plant program and complete the feasibility study in support of taking an anticipated production decision in 2009. The Mutanga project has two deposits drill defined to date - Mutanga and Dibwe — where the drilling efforts are focussed on upgrading and expanding the resources of both deposits.
SUMMARY OF QUARTERLY FINANCIAL RESULTS

		2007	2007	2007	2007
(in thousands)		Q4	Q3	Q2	Q1

Total revenues		$36,825	$9,411	$18,809	$11,719
Net income (loss)		23,542	(11,721)	40,489	(5,066)
Basic and diluted earnings (loss) per share		0.12	(0.06)	0.21	(0.03)

	2006	2006	2006	2006	2006
(in thousands)	Q5	Q4	Q3	Q2	Q1

Total revenues	8,322	$1	$2	$666	$731
Net income (loss)	(2,407)	(6,368)	(2,886)	(2,474)	(2,863)
Basic and diluted earnings (loss) per share	(0.02)	(0.06)	(0.03)	(0.03)	(0.04)

LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents were $19,680,000 at December 31, 2007 compared with $69,127,000 at December 31, 2006. The decrease of $49,447,000 was due primarily to the acquisition of OmegaCorp Limited (“OmegaCorp”) using net cash of $158,583,000 offset by net cash proceeds of $107,265,000 received from the issuance of common

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

shares through private placements and exercise of warrants and stock options. In addition, the Company raised $52,870,000 from the sale of long-term investments and expended $59,578,000 for property, plant and equipment.
Net cash used in operating activities was $23,084,000 during 2007 compared with $27,494,000 during 2006. Net cash used in operating activities are comprised of net income for the period, adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during 2007 include increases of $28,443,000 (2006: $7,175,000) in trade and other receivables and $9,468,000 (2006: $4,414,000) in inventories. The increase in trade and other receivables during 2007 is primarily the result of uranium sales in December. The increase in inventories during 2007 consists primarily of the increase in ore in stockpile at December 31, 2007.
Net cash used in investing activities was $158,469,000 during 2007 compared with net cash provided of $45,752,000 during 2006. The decrease was due primarily to the acquisition of OmegaCorp using net cash of $158,583,000, expenditures on property, plant and equipment of $59,578,000 offset by proceeds from the sale of long-term investments of $52,870,000 and a decrease in notes receivable of $9,778,000.
During 2007, the Company completed two significant equity financings for total gross proceeds of $105,419,000 (Cdn$123,876,000). On January 9, 2007, the Company completed a private placement of 9,010,700 common shares at a price of Cdn$11.75 per share for gross proceeds of $89,847,000 (Cdn$105,876,000). On April 2, 2007, the Company completed a private placement of 1,104,295 flow-through common shares at a price of Cdn$16.30 per share for gross proceeds of $15,572,000 (Cdn$18,000,000) to fund eligible Canadian exploration expenditures. Net proceeds from these private placement financings totaled $102,151,000.
In total, these sources and uses of cash resulted in a net cash outflow of $49,447,000 during 2007 compared with a net cash inflow of $63,016,000 during 2006.
Subsequent to the year end, the Company put in place a Cdn$25,000,000 uncommitted secured revolving credit facility with the Bank of Nova Scotia. It is secured by the assets of Denison Mines Inc. Management is confident that the Company’s future cash flows and additional financing available to it will be sufficient to allow it to carry out its operational and development plans.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.
TRANSACTIONS WITH RELATED PARTIES
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of Cdn$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between Cdn$100,000,000 and Cdn$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of Cdn$200,000,000; c) a fee of Cdn$200,000 upon the completion of each equity financing where proceeds to UPC exceed Cdn$20,000,000; d) a fee of Cdn$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6 ) of business where the gross value of such transaction exceeds Cdn$20,000,000 (“an initiative”); and e) an annual fee up to a maximum of Cdn$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative. In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of UPC.
The Company was also a party to a temporary revolving credit facility agreement with UPC (not to exceed Cdn$15,000,000). The credit facility terminated on the earlier of repayment or May 10, 2007 and was collateralized by the uranium investments of UPC. Interest under the credit facility was based upon Canadian bank prime plus 1%. Standby fees also applied at a rate of 1% of the committed facility amount. As at December 31, 2006, UPC had drawn Cdn$11,000,000 under the facility. The temporary facility was fully repaid and cancelled on April 10, 2007.
In June 2007, the Company sold 75,000 pounds of U3O8 to UPC at a price of $130.00 per pound for total consideration of $9,750,000.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

The following transactions were incurred with UPC for the periods noted:

(in thousands)	2007	2006 (1)

Revenue
Uranium sales	$9,750	$—
Management fees (including expenses)	2,301	94
Commission fees on purchase and sale of uranium	2,089	336
Other income Loan interest under credit facility	202	57
Standby fee under credit facility	9	3

Total fees earned from UPC	$14,351	$490

(1)	Reflects fees earned for the one month period of December 2006 only.
At December 31, 2007, accounts receivable includes $377,000 due from UPC with respect to the fees indicated above.
During 2007, the Company had the following additional related party transactions:
a)	Sold 16,562,500 shares of Fortress to a company associated with the Chairman of the Company for gross proceeds of approximately Cdn$20,703,000;

b)	incurred management and administrative service fees of $251,000 (2006: $237,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver at a rate of Cdn$18,000 per month plus expenses. At December 31, 2007, an amount of $9,000 (2006: $100,000) was due to this company; and

c)	provided executive and administrative services to Fortress and charged an aggregate of $69,000 (2006: $112,000) for such services. At December 31, 2007, no amount (2006: $31,000) was due from Fortress relating to this agreement.
OUTSTANDING SHARE DATA
At March 18, 2008, there were 189,780,035 common shares issued and outstanding, 8,409,155 stock options outstanding to purchase a total of 8,409,155 common shares and 3,321,151 warrants outstanding to purchase a total of 9,564,914 common shares, for a total of 207,754,104 common shares on a fully-diluted basis.
CONTROLS AND PROCEDURES
The Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective.
The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 excluded the operations of OmegaCorp, which was acquired by the Company effective August 1, 2007. OmegaCorp is a wholly-owned subsidiary of the Company. OmegaCorp total assets represented approximately 23% of the book value of consolidated total assets of the Company for the period ended December 31, 2007. Companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company under guidelines established by the SEC.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

There has not been any change in the Company’s internal control over financial reporting that occurred during the Company’s fourth fiscal quarter of 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
CRITICAL ACCOUNTING ESTIMATES
The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make judgments with respect to certain estimates and assumptions. These estimates and assumptions, based on management’s best judgment, affect the reported amounts of certain assets and liabilities, including disclosure of contingent liabilities. On an ongoing basis, management re-evaluates its estimates and assumptions. Actual amounts, however, could differ significantly from those based on such estimates and assumptions.
Significant areas critical in understanding the judgments that are involved in the preparation of the Company’s consolidated financial statements and the uncertainties inherent within them include the following:
Depletion and Amortization of Property, Plant and Equipment
Depletion and amortization of property, plant and equipment used in production is calculated on a straight line basis or a unit of production basis as appropriate. The unit of production method allocates the cost of an asset to production cost based on current period production in proportion to total anticipated production from the facility. Mining costs are amortized based on total estimated uranium in the ore body. Mill facility costs to be amortized are reduced by estimated residual values. In certain instances, residual values are established based upon estimated toll milling fees to be received. If Denison’s estimated amounts to be received from toll milling prove to be significantly different from estimates or its reserves and resource estimates are different from actual (in the case where unit of production amortization is used), there could be a material adjustment to the amounts of depreciation and amortization to be recorded in the future.
Impairment of Long-Lived Assets
The Company’s long-lived assets consist of plant and equipment, mineral properties, intangible assets and goodwill. At the end of each accounting period, the Company reviews the carrying value of its long-lived assets based on a number of factors. Capitalized mineral property expenditures, these factors include analysis of net recoverable amounts, permitting considerations and current economics. Should an impairment be determined, the Company would write-down the recorded value of the long-lived asset to fair value.
Asset Retirement Obligations
Denison follows CICA Handbook section 3110, Asset Retirement Obligations, which requires that the fair value of the full decommissioning cost of an asset be capitalized as part of property, plant and equipment when the asset is initially constructed. In subsequent periods, Denison then is required to recognize “interest” on the liability, to amortize the capital costs in a rational and systematic manner, and to adjust the carrying value of the asset and liability for changes in estimates of the amount or timing of underlying future cash flows. Denison has accrued, in accordance with CICA Handbook Section 3110, its best estimate of the ongoing reclamation liability in connection with the decommissioned Elliot Lake mine site and is currently accruing its best estimate of its share of the cost to decommission its other mining and milling properties. The costs of decommissioning are subject to inflation and to government regulations, which are subject to change and often not known until mining is substantially complete. A significant change in either may materially change the amount of the reclamation liability accrual.
Stock-Based Compensation
Denison has recorded stock based compensation expense in accordance with the CICA handbook section 3870, using the Black-Scholes option pricing model, based on its best estimate of the expected life of the options, the expected volatility factor of the share price, a risk-free rate of return and expected dividend yield. The use of different assumptions regarding these factors could have a significant impact on the amount of stock-based compensation expense charged to income over time. Changes in these estimates will only apply to future grants of options and the amounts amortized over the vesting period of existing options should not change as a result.
Retiree Benefit Obligation
Denison has assumed an obligation to pay certain and limited retiree medical and dental benefits and life insurance as set out in a plan to a group of former employees. Denison has made certain assumptions and will retain an actuary at least once every three years to estimate the anticipated costs related to this benefit plan. The actual cost to Denison of this plan will be influenced by changes in health care practices and actuarial factors. While the plan contains certain limits, changes in assumptions could affect earnings.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

CHANGES IN ACCOUNTING POLICIES
Effective December 1, 2006, the Company adopted the expensing of exploration expenditures on mineral properties not sufficiently advanced to identify their development potential. Previously, the Company had been capitalizing such exploration expenditures as incurred which is permitted under Canadian GAAP, provided that these exploration expenditures have the characteristics of property, plant and equipment and that capitalization is appropriate under the circumstances.
The primary purpose of this change in accounting policy is to align the accounting treatment of exploration expenditures on mineral properties not sufficiently advanced to identify their development potential, with those of the Company’s producing peers in the resource industry.
The Company has adopted this change in accounting policy on a retrospective basis with restatement of the comparative periods presented. This change has also been applied to the Company’s recognition of its investment in Fortress Minerals Corp.
The Company adopted the following new accounting standards effective January 1, 2007:
a)	CICA Handbook Section 1530: “Comprehensive Income” establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income. The impact of this new standard is discussed below in c);
b)	CICA Handbook Section 3251: “Equity” establishes standards for the presentation of equity and changes in equity during the reporting period. The adoption of this new standard by the Company did not have a material impact;
c)	CICA Handbook Section 3855: “Financial Instruments — Recognition and Measurement” establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses. Assets classified as available-for-sale securities have revaluation gains and losses included in other comprehensive income (and not included in the income statement) until such time as the asset is disposed of or incurs a decline in fair value that is other than temporary. At such time, any gains or losses are then realized and reclassified to the income statement. At December 31, 2006, the Company had certain long-term investments that would be classified as available-for-sale securities under this new standard, and any unrealized gains and losses would be included in comprehensive income; and
d)	CICA Handbook Section 1506: Accounting Changes (“CICA 1506”) effective for fiscal years beginning on or after January 1, 2007 establishes standards and new disclosure requirements for the reporting of changes in accounting policies and estimates and the reporting of error corrections. CICA 1506 clarifies that a change in accounting policy can be made only if it is a requirement under Canadian GAAP or if it provides reliable and more relevant financial statement information. Voluntary changes in accounting policies require retrospective application of prior period financial statements, unless the retrospective effects of the changes are impracticable to determine, in which case the retrospective application may be limited to the assets and liabilities of the earliest period practicable, with a corresponding adjustment made to opening retained earnings.
The CICA issued the following accounting standards effective for the fiscal years beginning on or after October 1, 2007 and January 1, 2008:
a)	Accounting Standards Section 3031 “Inventories” provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories and is effective for the fiscal years beginning on or after January 1, 2008.
b)	Accounting Standards Section 3862 “Financial Instruments — Disclosures” requires disclosures in the financial statements that will enable users to evaluate: the significance of financial instruments for the Company’s financial positions and performance; the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date; and how the Company manages those risks. This accounting standard is effective for fiscal years beginning on or after October 1, 2007.
CONTRACTUAL OBLIGATIONS
At December 31, 2007, the Company had a reclamation liability of $20,389,000 consisting of $10,467,000 for U.S. mill and mine obligations, $8,319,000 for Elliot Lake and $1,603,000 for the McClean Lake and Midwest joint ventures.
In addition, the Company’s contractual obligations at December 31, 2007 are as follows:

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

					After
	Total	1 Year	2-3 Years	4-5 Years	5 Years

Operating lease obligations	$2,753,000	$767,000	$974,000	$643,000	$369,000

ENVIRONMENTAL RESPONSIBILITY
The Company periodically reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. Further, the Company formally reviews the mill’s reclamation estimate annually with applicable regulatory authorities. The mill and mine reclamation estimates at December 31, 2007 are $20,389,000 which are expected to be sufficient to cover the projected future costs for reclamation of the mill and mine operations. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company’s financial statements.
The Company has posted bonds and letters of credit as security for these liabilities and has deposited cash and equivalents as collateral against certain of these security items. At December 31, 2007, the amount of these restricted investments collateralizing the Company’s reclamation obligations was $15,849,000.
Although the White Mesa mill is designed as a facility that does not discharge to groundwater, the Company has a Groundwater Discharge Permit (“GWDP”) with Utah Department of Environmental Quality, which is required for all similar facilities in the State of Utah, and specifically tailors the implementation of the State groundwater regulations to the Mill site. The State of Utah requires that every operating uranium mill in the State have a GWDP, regardless of whether or not the facility discharges to groundwater. The GWDP for the mill was finalized and implemented during the second quarter of fiscal 2005. As requested by the GWDP, the mill added over 40 additional monitoring parameters and fifteen additional monitoring wells to its ground water monitoring program at the site. In addition, the State and the Company are currently determining the compliance levels for all the monitoring parameters.
As mentioned in previous reports, the Company has detected some chloroform contamination at the mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the mill facility, and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the mill’s tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform-contaminated water from the groundwater to the Mill’s tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. The investigations to date indicate that this contamination appears to be contained in a manageable area. The scope and costs of remediation have yet to be fully determined but are unlikely to be significant.
RESEARCH AND DEVELOPMENT
The Company does not have a formal research and development program. Process development efforts expended in connection with processing alternate feeds are included as a cost of processing. Process development efforts expended in the evaluation of potential alternate feed materials that are not ultimately processed at the mill are included in mill overhead costs. The Company does not rely on patents or technological licenses in any significant way in the conduct of its business.
RISK FACTORS
There are a number of factors that could negatively affect Denison’s business and the value of Denison’s Common Shares, including the factors listed below. The following information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. This information, by its nature, is not all inclusive. It is not a guarantee that other factors will not affect Denison in the future.
Volatility and Sensitivity to Prices and Costs
Because the majority of Denison’s revenues are derived from the sale of uranium and vanadium, Denison’s net earnings and operating cash flow are closely related and sensitive to fluctuations in the long and short term market price of U3O8 and V2O5. Among other factors, these prices also affect the value of Denison’s reserves and the

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

market price of Denison’s Common Shares. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond Denison’s control.
With respect to uranium, such factors include, among others: demand for nuclear power, political and economic conditions in uranium producing and consuming countries, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supply, including the supply from other secondary sources and production levels and costs of production. With respect to vanadium, such factors include, among others: demand for steel, political and economic conditions in vanadium producing and consuming countries, world production levels and costs of production.
Although Denison employs various pricing mechanisms within its sales contracts to manage its exposure to price fluctuations, there can be no assurance that such a program will be successful.
Competition from Other Energy Sources and Public Acceptance of Nuclear Energy
Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydroelectricity may result in lower demand for uranium concentrates. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates. Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.
Uranium Industry Competition and International Trade Restrictions
The international uranium industry, including the supply of uranium concentrates, is competitive. Denison markets uranium in direct competition with supplies available from a relatively small number of western world uranium mining companies, from certain republics of the former Soviet Union and the People’s Republic of China, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of Denison and may affect the supply of uranium available in the United States and Europe, which are the largest markets for uranium in the world.
Competition for Properties
Significant competition exists for the limited supply of mineral lands available for acquisition. Many participants in the mining business include large, established companies with long operating histories. The Company may be at a disadvantage in acquiring new properties as many mining companies have greater financial resources and more technical staff. Accordingly, there can be no assurance that the Company will be able to compete successfully to acquire new properties or that any such acquired assets would yield reserves or result in commercial mining operations.
Replacement of Reserves and Resources
McClean Lake, Midwest, Arizona, Colorado Plateau and Henry Mountains reserves and resources are currently Denison’s sources of uranium concentrates. Unless other reserves and resources are discovered or extensions to existing ore bodies are found, Denison’s sources of production for uranium concentrates will decrease over time as its current reserves and resources are depleted. The McClean Lake, Midwest, Colorado Plateau and Arizona strip deposits are expected to be produced by 2017, and the Henry Mountains’ deposits produced by 2020. There can be no assurance that Denison’s future exploration, development and acquisition efforts will be successful in replenishing its reserves. In addition, while Denison believes that the Midwest deposit and certain of its US properties will be put into production, there can be no assurance that they will be.
Due to the unique nature of uranium deposits, technical challenges exist involving groundwater, rock properties, radiation protection and ore handling and transport.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Imprecision of Reserve and Resource Estimates
Reserve and resource figures are estimates, and no assurances can be given that the estimated levels of uranium and vanadium will be produced or that Denison will receive the prices assumed in determining its reserves and resources. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Denison believes that the reserve and resource estimates included are well established and reflect management’s best estimates, by their nature, reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render ore reserves and resources containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves and resources. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time.
Decommissioning and Reclamation
As owner and operator of the White Mesa mill and numerous uranium and uranium/vanadium mines located in the United States and as part owner of the McClean Lake mill, McClean Lake mines, the Midwest uranium project and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are bonded, and cash and other assets of the Company have been reserved to secure this bonded amount. Although the Company’s financial statements record a liability for the asset retirement obligation, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company’s financial statements.
In addition, effective January 20, 2001, the BLM implemented new Surface Management (3809) Regulations pertaining to mining operations conducted on mining claims on public lands. The new 3809 regulations impose additional requirements for permitting of mines on federal lands and may have some impact on the closure and reclamation requirement for Company mines on public lands. If more stringent and costly reclamation requirements are imposed as a result of the new 3809 rules, the amount of reclamation bonds held by the Company and the reclamation liability recorded in the Company’s financial statements may need to be increased.
Decommissioning plans for the Company’s properties have been filed with applicable regulatory authorities. These regulatory authorities have accepted the decommissioning plans in concept, not upon a detailed performance forecast, which has not yet been generated. As Denison’s properties approach or go into decommissioning, further regulatory review of the decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulatory authorities.
Technical Obsolescence
Requirements for Denison’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium or reduce the value of Denison’s environmental services to potential customers. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.
Property Title Risk
The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the local governments, and in Canada, by First Nations and Metis.
The validity of unpatented mining claims on U.S. public lands is sometimes uncertain and may be contested. Due to the extensive requirements and associated expense required to obtain and maintain mining rights on U.S. public lands, the Company’s U.S. properties may be subject to various uncertainties which are common to the industry, with the attendant risk that its title may be defective.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Production Estimates
Denison prepares estimates of future production for particular operations. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have an adverse impact on Denison’s future cash flows, earnings, results of operations and financial condition. These production estimates are based on, among other things, the following factors: the accuracy of reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and the accuracy of estimated rates and costs of mining and processing.
Denison’s actual production may vary from estimates for a variety of reasons, including, among others: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risk and hazards associated with mining; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures and cave-ins; and unexpected labour shortages or strikes.
Mining and Insurance
Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from Denison’s mines or processing facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium concentrates, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium mining and processing, additional costs and risks are incurred by Denison on a regular and ongoing basis.
Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available or it will be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards.
Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.
Dependence on Issuance of Licence Amendments and Renewals
The Company maintains regulatory licences in order to operate its mills at White Mesa and McClean Lake, all of which are subject to renewal from time to time and are required in order for the Company to operate in compliance with applicable laws and regulations. In addition, depending on the Company’s business requirements, it may be necessary or desirable to seek amendments to one or more of its licences from time to time. While the Company has been successful in renewing its licences on a timely basis in the past and in obtaining such amendments as have been necessary or desirable, there can be no assurance that such licence renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.
Nature of Exploration and Development
Exploration for and development of mineral properties is speculative, and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable or ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting uranium from ore. It is impossible to ensure that the current exploration and development programs of Denison will result in profitable commercial mining operations or that current production at existing mining operations will be replaced with new reserves.
Denison’s ability to sustain or increase its present levels of uranium production is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices,

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; and uranium prices, which are historically cyclical. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits and availability of adequate financing.
Development projects have no operating history upon which to base estimates of future cash flow. Denison’s estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. Denison also conducts feasibility studies which derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the ore body; ground and mining conditions; expected recovery rates of the uranium from the ore; and alternate mining methods.
It is possible that actual costs and economic returns of current and new mining operations may differ materially from Denison’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, take much longer time than originally anticipated to bring into a production phase and to require more capital than anticipated.
Governmental Regulation and Policy Risks
The Company’s mining and milling operations and exploration activities, as well as the transportation and handling of the products produced, are subject to extensive regulation by state, provincial and federal governments. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact Denison’s decision as to whether to operate existing mines, or, with respect to exploration and development properties, whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies, such as those affecting Denison’s mining operations and uranium transport could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long term business prospects.
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside Denison’s control. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on Denison. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions, such as those imposed by the suspension agreements between the United States and Russia and the agreement between the United States and Russia related to the supply of Russian HEU into the United States. Changes in these policies and restrictions may adversely impact Denison’s business.
Operations in Foreign Jurisdictions
The Company owns uranium properties directly and through joint venture interests and is undertaking a uranium exploration program in Mongolia and a development program in Zambia. As with any foreign operation, these international properties and interests are subject to certain risks, such as the possibility of adverse political and economic developments, foreign currency controls and fluctuations, as well as risks of war and civil disturbances. Other events may limit or disrupt activities on these properties, restrict the movement of funds, result in a deprivation of contract rights or the taking of property or an interest therein by nationalization or expropriation without fair

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

compensation, increases in taxation or the placing of limits on repatriations of earnings. No assurance can be given that current policies of Mongolia or Zambia or the political situations within these countries will not change so as to adversely affect the value or continued viability of the Company’s interest in these assets.
In addition, the Company may become involved in a dispute with respect to one of its foreign operations and may become subject to the exclusive jurisdiction of a foreign court or may find that it is not successful in subjecting foreign persons to the jurisdiction of the courts in Canada. The Company may also be precluded from enforcing its rights with respect to a government entity because of the doctrine of sovereign immunity.
Environmental, Health and Safety Risks
Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to, not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.
Denison’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met, and Denison’s right to continue operating its facilities is, in a number of instances, dependent upon compliance with such conditions. Failure to meet any such condition could have a material adverse effect on Denison’s financial condition or results of operations.
Although the Company believes its operations are in compliance, in all material respects, with all relevant permits, licences and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.
Aboriginal Title and Consultation Issues
First Nations and Métis title claims as well as related consultation issues may impact Denison’s ability and that of its joint venture partners to pursue exploration, development and mining at its Saskatchewan properties. Pursuant to historical treaties, First Nations bands in Northern Saskatchewan ceded title to most traditional lands but continue to assert title to the minerals within the lands. Managing relations with the local native bands is a matter of paramount importance to Denison. There may be no assurance however that title claims as well as related consultation issues will not arise on or with respect to the Company’s properties.
Accounting Policies
The accounting policies and methods employed by the Company determine how it reports its financial condition and results of operations, and they may require management to make judgements or rely on assumptions about matters that are inherently uncertain. The Company’s results of operations are reported using policies and methods in accordance with Canadian GAAP. Management of Denison exercises judgement in applying accounting methods to ensure that, while GAAP compliant, they reflect the most appropriate manner in which to record the Company’s financial condition and operating results. In certain instances, Canadian GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable but may result in Denison reporting materially different amounts. Management regularly re-evaluates its assumptions but the choice of method or policy employed may have a significant impact on the actual values reported.
Credit Risk
Denison’s sales of uranium and vanadium products and its environmental services expose Denison to the risk of non-payment. Denison manages this risk by monitoring the credit worthiness of its customers and requiring pre-payment or other forms of payment security from customers with an unacceptable level of credit risk.
Although Denison seeks to manage its credit risk exposure, there can be no assurance that Denison will be successful and that some of Denison’s customers will fail to pay for the uranium or vanadium purchased or the environmental services provided.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Currency Fluctuations
Most of Denison’s revenue is denominated in U.S. dollars; however, its operating costs are incurred in the currencies of the United States, Canada, Mongolia and Zambia. Consequently, changes in the relative value of the different currencies affect Denison’s earnings and cash flows.
Capital Intensive Industry; Uncertainty of Funding
The exploration and development of mineral properties and the ongoing operation of mines requires a substantial amount of capital and may depend on Denison’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. Volatile uranium markets, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary to the expansion of mining activities or to take advantage of opportunities for acquisitions. There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms.
Dependence on Key Personnel
Denison’s success will largely depend on the efforts and abilities of certain senior officers and key employees. Certain of these individuals have significant experience in the uranium industry. The number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals.
Internal Controls
Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.
Conflicts of Interest
Some of the directors of Denison are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences will be that corporate opportunities presented to a director of Denison may be offered to another company or companies with which the director is associated, and may not be presented or made available to Denison. The directors of Denison are required by law to act honestly and in good faith with a view to the best interests of Denison, to disclose any interest which they may have in any project or opportunity of Denison, and to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed by the OBCA.
Reliance on ARC as Operator
As ARC is the operator and majority owner of the McClean Lake and Midwest properties in Saskatchewan, Canada, Denison is and will be, to a certain extent, dependent on ARC for the nature and timing of activities related to these properties and may be unable to direct or control such activities.
Labour Relations
Both the McClean Lake mill and the Midwest properties employ unionized workers who work under collective agreements. ARC, as the operator of both of these projects, is responsible for all dealings with unionized employees. ARC may not be successful in its attempts to renegotiate the collective agreements, which may impact mill and mining operations. Any lengthy work stoppages may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.
Indemnities
As part of a reorganization in 2004, DMI acquired from Denison Energy all of Denison Energy’s mining and environmental services assets and agreed to assume all debts, liabilities and obligations relating to such assets before the date of the reorganization. In addition, DMI agreed to provide certain indemnities in favour of Denison Energy for certain claims and losses relating to matters with respect to Denison Energy’s mining business prior to the date of the arrangement, to breaches by DMI of certain of its agreements, covenants, representations and warranties

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

in the agreements governing such reorganization, and to damages caused by breaches by DMI of its representations and warranties in certain agreements related to such arrangement. Denison cannot predict the outcome or the ultimate impact of any legal or regulatory proceeding against Denison or affecting the business of Denison and cannot predict the potential liabilities associated with the indemnities provided in favour of Denison Energy. Consequently, there can be no assurance that the legal or regulatory proceedings referred to in this AIF or any such proceedings that may arise in the future will be resolved without a material adverse effect on the business, financial condition, results of operation or cash flows of Denison.

Responsibility for Financial Reporting

To the Shareholders of Denison Mines Corp.,
The Company’s management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with Canadian generally accepted accounting principles for review by the Audit Committee and approval by the Board of Directors.
The preparation of financial statements requires the selection of appropriate accounting policies in accordance with generally accepted accounting principles and the use of estimates and judgments by management to present fairly and consistently the consolidated financial position of the Company. Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. In making certain material estimates, the Company’s management has relied on the judgement of independent specialists. The Company’s management is also responsible for maintaining systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide assurance that the financial information is accurate and reliable in all material respects and that the Company’s assets are appropriately accounted for and adequately safeguarded. The Company’s management conducted an evaluation of the effectiveness of internal controls and has concluded that the Company’s internal control over financial reporting was effective as at December 31, 2007.
PricewaterhouseCoopers LLP, Chartered Accountants, are independent external auditors appointed by the shareholders to issue a report regarding the consolidated financial statements of the Company. PricewaterhouseCoopers’ audit report outlines the extent and nature of their examination and expresses their opinion on the consolidated financial statements and on internal control over financial reporting.
The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management discussion and analysis. The Board carries out this responsibility principally through its Audit Committee, which is appointed annually and consists of three Directors, none of whom are members of management.
The Audit Committee meets at least four times per year with management, together with the independent external auditors, to satisfy itself that management and the independent external auditors are each properly discharging their responsibilities. The independent external auditors have full access to the Audit Committee with and without management present. The Committee, among other things, reviews matters related to the quality of internal control, audit and financial reporting issues. The Audit Committee reviews the consolidated financial statements and the independent auditors’ report, as well as any public disclosure document that contains financial information, and reports its findings to the Board of Directors, prior to the Board approving such information for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the Company’s independent auditors.

Signed by “E. Peter Farmer”	Signed by “James R. Anderson”

E. Peter Farmer Chief Executive Officer	James R. Anderson Executive Vice-President and Chief Financial Officer

March 18, 2008

Independent Auditors’ Report
To the Shareholders of Denison Mines Corp.,
We have completed an integrated audit of the consolidated financial statements of Denison Mines Corp. and of its internal control over financial reporting as at December 31, 2007 and audits of its 2006 and 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.
Consolidated Financial statements
We have audited the accompanying consolidated balance sheets of Denison Mines Corp. as at December 31, 2007 and 2006, and the related consolidated statements of operations and deficit, comprehensive income and cash flows for the year ended December 31, 2007, the fifteen month period ended December 31, 2006 and the year ended September 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audit of the Company’s financial statements as at December 31, 2007 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audits of the Company’s financial statements as at December 31, 2006 and for the fifteen month period ended December 31, 2006 and the year ended September 30, 2005 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the year ended December 31, 2007, the fifteen month period ended December 31, 2006 and the year ended September 30, 2005 in accordance with Canadian generally accepted accounting principles.
Internal control over financial reporting
We have also audited Denison Mines Corp’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Responsibility for Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the COSO.
“PricewaterhouseCoopers LLP”
Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 18, 2008
Comments by Auditors on Canada — US Reporting Differences
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 3 to these consolidated financial statements. Our report to the shareholders dated March 18, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the Auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.
“PricewaterhouseCoopers LLP”
Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 18, 2008

DENISON MINES CORP.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	December 31,	December 31,
	2007	2006

ASSETS
Current
Cash and equivalents	$19,680	$69,127
Trade and other receivables	39,667	8,964
Note receivable (Note 22)	455	9,439
Inventories (Note 5)	30,921	21,553
Investments (Note 6)	13,930	—
Prepaid expenses and other	1,492	786

	106,145	109,869

Investments (Note 6)	20,507	16,600
Property, plant and equipment, net (Notes 7)	727,823	403,571
Restricted investments (Note 8)	17,797	15,623
Intangibles (Notes 4 & 9)	6,979	10,844
Goodwill (Notes 4 & 10)	122,330	102,841

	$1,001,581	$659,348

LIABILITIES
Current
Accounts payable and accrued liabilities	$22,642	$6,737
Deferred revenue	—	3,839
Current portion of long-term liabilities:
Post-employment benefits (Note 11)	404	343
Reclamation and remediation obligations (Note 12)	565	524
Other long-term liabilities (Note 13)	6,619	4,683

	30,230	16,126

Deferred revenue	2,359	—
Provision for post-employment benefits (Note 11)	4,030	3,628
Reclamation and remediation obligations (Note 12)	19,824	17,923
Other long-term liabilities (Note 13)	7,343	9,489
Future income tax liability (Note 14)	141,525	92,204

	205,311	139,370

SHAREHOLDERS’ EQUITY
Share capital (Note 15)	662,949	548,069
Share purchase warrants (Note 16)	11,728	11,733
Contributed surplus (Notes 17 & 18)	25,471	30,752
Deficit	(14,834)	(62,078)
Accumulated other comprehensive income
Unrealized gains on investments (note 19)	18,100	—
Cumulative foreign currency translation gain (loss)	92,856	(8,498)

	796,270	519,978

	$1,001,581	$659,348

Issued and outstanding common shares (Note 15)	189,731,635	178,142,682

Contingent liabilities and commitments (Note 26)
On Behalf of the Board of Directors:

“E. Peter Farmer”	“Catherine J. G. Stefan”

Director	Director
See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Operations and Deficit and Comprehensive Income
(Expressed in thousands of U.S. dollars except for per share amounts)

		Fifteen Months	Restated (Note 3)
	Year Ended	Ended	Year Ended
	December 31,	December 31,	September 30,
	2007	2006	2005

REVENUES (Note 22)	$76,764	$9,722	$131

EXPENSES

Operating expenses	47,038	7,023	2,542
Sales royalties and capital taxes	2,301	420	—
Mineral property exploration	20,963	14,790	8,108
General and administrative	13,469	11,379	4,537
Write-down of mineral properties (Note 7)	—	204	1,761

	83,771	33,816	16,948

Loss from operations	(7,007)	(24,094)	(16,817)
Other income, net (Note 20)	41,627	7,399	5,757

Income (loss) for the period before taxes	34,620	(16,695)	(11,060)

Income tax recovery (expense):
Current	(3,141)	—	—
Future	15,765	(303)	(390)

Net income (loss) for the period	$47,244	$(16,998)	$(11,450)

Deficit, beginning of period	$(62,078)	$(45,080)	$(32,856)

Retrospective effect of change in accounting policy for stock-based compensation expense (Note 3)	—	—	(774)

Deficit, beginning of period as restated	(62,078)	(45,080)	(33,630)

Deficit, end of period	$(14,834)	$(62,078)	$(45,080)

Net income (loss) for the period	$47,244	$(16,998)	$(11,450)
Change in unrealized gains in investments	(6,742)	—	—
Change in foreign currency translation	101,354	(8,498)	—

Comprehensive income (loss)	$141,856	$(25,496)	$(11,450)

Net income (loss) per share
Basic	$0.25	$(0.18)	$(0.14)
Diluted	$0.24	$(0.18)	$(0.14)

Weighted-average number of shares outstanding (in thousands)
Basic	188,722	94,238	80,575
Diluted	193,613	94,238	80,575

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

		Fifteen Months	Restated (Note 3)
	Year Ended	Ended	Year Ended
	December 31,	December 31,	September 30,
CASH PROVIDED BY (USED IN):	2007	2006	2005

OPERATING ACTIVITIES
Net income (loss) for the period	$47,244	$(16,998)	$(11,450)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	13,386	850	549
Stock-based compensation	1,382	6,203	1,180
Gain on timing and estimate revision of asset retirement obligations	—	(3,065)	—
Equity loss of Fortress Minerals Corp.	—	4,003	1,493
Dilution gain	—	(7,167)	(2,098)
Minority interest	—	—	(917)
Net (gain) loss on sale of assets	(45,446)	273	(2,976)
Mineral property write-downs	—	204	1,761
Other non-cash	2,425	—	—
Change in future income taxes	(15,765)	304	390
Net change in non-cash working capital items (Note 24)	(26,310)	(12,101)	(124)

Net cash used in operating activities	(23,084)	(27,494)	(12,192)

INVESTING ACTIVITIES
Acquisition of businesses, net of cash and equivalents acquired and acquisition costs (Note 4)	(158,583)	60,219	—
Decrease in notes receivable	9,778	—	—
Purchase of long-term investments	(1,458)	(2,158)	(1,259)
Proceeds from sale of long-term investments	52,870	—	4,303
Expenditures on property, plant and equipment	(59,578)	(11,253)	(2,405)
Proceeds from sale of property, plant and equipment	33	—	100
Increase in restricted investments	(1,531)	(1,056)	(458)

Net cash provided by (used in) investing activities	(158,469)	45,752	281

FINANCING ACTIVITIES
Decrease in other long-term liabilities	(50)	(21)	(15)
Issuance of common shares for cash:
New share issues	102,151	42,526	5,574
Exercise of stock options and warrants	5,114	3,330	418

Net cash provided by financing activities	107,215	45,835	5,977

Foreign exchange effect on cash and equivalents	24,891	(1,077)	—

Net increase (decrease) in cash and equivalents	(49,447)	63,016	(5,934)
Cash and equivalents, beginning of period	69,127	6,111	12,045

Cash and equivalents, end of period	$19,680	$69,127	$6,111

Supplemental cash flow information (Note 24)
See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise noted)

1.	NATURE OF OPERATIONS

Denison Mines Corp. is incorporated under the Business Corporations Act (Ontario) (“OBCA”). Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing, selling and reclamation. The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

The Company has a 100% interest in the White Mesa mill located in Utah, United States and a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. The Company has interests in a number of nearby mines at both locations, as well as interests in development and exploration projects located in Canada, the United States, Mongolia and Zambia, some of which are operated through joint ventures and joint arrangements. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s mines is also produced and is in the form of vanadium pentoxide, or V2O5. The Company is also in the business of recycling uranium bearing waste materials, referred to as “alternate feed materials”.

Denison Mines Inc. (“DMI”), a subsidiary of the Company is the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in U3O8 and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives various fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

In August 2006, the Company changed its fiscal year end from September 30 to December 31 to align its reporting periods with that of its peers in the uranium industry. The Company had elected to use a 15-month period ending December 31, 2006 for its audited consolidated financial statements as permitted under Canadian securities regulation. References to “2007”, “2006” and “2005” refer to the year ended December 31, 2007, the 15-month period ended December 31, 2006 and the year ended September 30, 2005 respectively.

2.	SUMMARY OF SIGNIFICANT MINING INTERESTS AND ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared by management in U.S. dollars, unless otherwise stated, in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). All adjustments considered necessary by management for fair presentation have been included in these financial statements. Differences between Canadian GAAP and those generally accepted accounting principles and practices in the United States (“U.S. GAAP”) that would have a significant impact on these financial statements are disclosed in Note 28.

Significant Mining Interests
The following table sets forth the Company’s ownership of its significant mining interests that have projects at the development stage within them as at December 31, 2007:

Ownership
	Location	Interest

Through majority owned subsidiaries
Arizona Strip Henry Mountains Colorado Plateau Sunday Mine Gurvan Saihan Joint Venture Mutanga	USA USA USA USA Mongolia Zambia	100.00% 100.00% 100.00% 100.00% 70.00% 100.00%

As interests in unincorporated joint ventures, or jointly controlled assets
McClean Lake Midwest	Canada Canada	22.50% 25.17%
Significant Accounting Policies
The principal accounting policies and practices under Canadian GAAP followed by the Company in the preparation of these financial statements are summarized below:
a) Principles of Consolidation
These consolidated financial statements include the accounts of Denison Mines Corp., its subsidiaries and its share of assets, liabilities, revenues and expenses of jointly-controlled companies and unincorporated ventures proportionate to the Company’s percentage ownership or participating interest. All significant intercompany balances and transactions have been eliminated on consolidation.
The companies and ventures controlled by Denison Mines Corp. are consolidated using the full consolidation method. Control is defined as the direct or indirect power to govern a company’s financial and operating policies in order to benefit from its activities.
The companies and ventures jointly controlled by Denison Mines Corp. are consolidated using the proportionate consolidation method. Joint control is deemed to exist when agreements exist that require that material changes to the operating, investing and financing policies of such company or venture be approved by a percentage of the participating interest sufficiently high enough to prevent any one participant from exercising unilateral control.
The companies and ventures in which Denison Mines Corp. exercises significant influence over financial policy and management (“associates”) are accounted for using the equity method. In determining whether significant influence exists, the Company evaluates a number of criteria including the percentage of voting interest held, and representation on the board of directors or in senior management.
Variable Interest Entities (“VIEs”) (which include, but are not limited to, special purpose entities, trusts, partnerships and other legal structures) are consolidated by the Company if it is the primary beneficiary who will absorb the majority of the entities expected losses and / or expected residual returns in accordance with the guidance in Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline (“AcG”) 15, “Consolidation of Variable Interest Entities”.
(a) Use of Estimates
The presentation of consolidated financial statements in conformity with Canadian GAAP requires the Company’s management to make estimates and assumptions that affect the amounts reported in these financial statements and related note disclosures. Although the Company regularly reviews the estimates and assumptions that affect these financial statements, actual results may be materially different. Significant estimates and assumptions made by management relate to the determination of economic lives, recoverability of and reclamation obligations for property, plant and equipment and the evaluation of post-employment benefits, future income taxes, contingent liabilities and stock-based compensation.
(b) Foreign Currency Translation
As of December 1, 2006, the Company’s currency of measurement for its Canadian operations, including those acquired under the business combination with Denison Mines Inc., is the Canadian dollar. As the Company’s reporting currency is the U.S. dollar, the Company applies the current rate method for translation of the Company’s net investment in its Canadian operations. Assets and liabilities denominated in currencies other than the U.S. dollar are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in currencies other than the U.S. dollar are translated at the average rate in effect during the period. Translation gains and losses are recorded in other comprehensive income which will be recognized in the results of operations upon the substantial disposition, impairment, liquidation or closure of the investment that gave rise to such amounts.
Prior to December 1, 2006, the Company’s primary currency of measurement and reporting was the U.S. dollar. Monetary assets and liabilities denominated in currencies other than the U.S. dollar were translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities denominated in currencies other than the U.S. dollar were translated at the exchange rate in effect at the transaction date. Revenues and expenses denominated in currencies other than the U.S. dollar were translated at the average rate in effect during the period, with the exception of depreciation and amortization which were translated at historical rates. Translation gains and losses were recorded in the results of operations for the period.
(c) Income Taxes
Income taxes are accounted for using the liability method of accounting for future income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized based on temporary differences between the financial statement carrying values of the existing assets and liabilities and their respective income tax bases using enacted or substantively enacted tax rates expected to apply to taxable income during the years in which the differences are expected to be recovered or settled. The recognition of future income tax assets such as tax losses available for carry forward are limited to the amount that is “more likely than not” to be realized.
(d) Flow-Through Common Shares
The Company’s Canadian exploration activities have been financed in part through the issuance of flow-through common shares whereby the tax benefits of the eligible exploration expenditures incurred under this arrangement are renounced to the subscribers. In accordance with Emerging Issues Committee (“EIC”) Abstract No. 146: Flow-Through Shares applicable for flow-through financings initiated after March 19, 2004, the foregone tax benefits to the Company are recognized by reducing the proceeds received from these financings by the tax effects of the renunciation to the subscribers at the time of renunciation by the Company.
(e) Cash and Equivalents
Cash and equivalents consist of cash on deposit and highly-liquid, short-term money market instruments which, on acquisition, have terms to maturity of three months or less. Cash and equivalents which are subject to restrictions that prevent its use for current purposes are classified as restricted investments.
(f) Inventories
Expenditures, including depreciation, depletion and amortization of assets, incurred in the mining and processing activities that will result in future concentrate production are deferred and accumulated as ore in stockpiles and in-process and concentrate inventories. These amounts are carried at the lower of average cost or net realizable value (“NRV”). NRV is the difference between the estimated future concentrate price (net of selling costs) and estimated costs to complete production into a saleable form.
Stockpiles are comprised of coarse ore that has been extracted from the mine and is available for further processing. Mining production costs are added to the stockpile as incurred (including overburden removal and in-pit stripping costs) and removed from the stockpile based upon the average cost per ton or tonne of ore produced from mines considered to be in commercial production. The current portion of ore in stockpiles represents the amount expected to be processed in the next twelve months.
In-process and concentrate inventories include the cost of the ore removed from the stockpile as well as production costs incurred to convert the ore into a saleable product. Conversion costs typically include labor, chemical reagents and certain mill overhead expenditures. Items are valued according to the first-in first-out method (FIFO) or at weighted average cost, depending on the type of inventory or work-in-process.
Mine and mill supplies are valued at the lower of average cost and replacement cost.
(g) Long-Term Investments
Portfolio investments over which the Company does not exercise significant influence are accounted for using the fair value method.
Investments in affiliates over which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and adjusted to recognize the Company’s share of earnings or losses, reduced by dividends and distributions received.

(h) Property, Plant and Equipment
Plant and equipment
Property, plant and equipment are recorded at acquisition or production cost and carried net of depreciation. Depreciation is calculated on a straight line or unit of production basis as appropriate. Where a straight line methodology is used, the assets are depreciated to their estimated residual value over an estimated useful life which ranges from three to fifteen years depending upon the asset type. Where a unit of production methodology is used, the assets are depreciated to their estimated residual value over the useful life defined by management’s best estimate of recoverable reserves and resources in the current mine plan. When assets are retired or sold, the resulting gains or losses are reflected in current earnings as a component of other income or expense.
Mineral Property Acquisition, Exploration and Development Costs
Mineral property costs include acquisition costs relating to acquired mineral use rights and are capitalized.
Expenditures are expensed as incurred on mineral properties not sufficiently advanced as to identify their development potential. At the point in time that a mineral property is considered to be sufficiently advanced and development potential is identified, all further expenditures for the current year and subsequent years are capitalized as incurred. These costs will include further exploration, costs of maintaining the site until commercial production, costs to initially delineate the ore body, costs for shaft sinking and access, lateral development, drift development and infrastructure development. Such costs represent the net expenditures incurred and capitalized as at the balance sheet date and do not necessarily reflect present or future values.
Once a development mineral property goes into commercial production, the property is classified as “Producing” and the accumulated costs are amortized over the estimated recoverable resources in the current mine plan using a unit of production basis. Commercial production occurs when a property is substantially complete and ready for its intended use.
Impairment of Long-Lived Assets
The Company applies CICA Handbook Section 3063: Impairment of Long-Lived Assets which provides standards for the recognition, measurement and disclosure of impairment of long-lived assets including property, plant and equipment.
Long-lived assets are assessed by management for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value and is charged to the results of operations. Fair value represents future undiscounted cash flows from an area of interest, including estimates of selling price and costs to develop and extract the mining assets.
(i) Asset Retirement Obligations
The Company applies CICA Handbook Section 3110: Asset Retirement Obligations which provides standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs.
Asset retirement obligations, any statutory, contractual or other legal obligation related to the retirement of tangible long-lived assets, are recognized when such obligations are incurred, if a reasonable estimate of fair value can be determined. These obligations are measured initially at fair value and the resulting costs are capitalized and added to the carrying value of the related assets. In subsequent periods, the liability is adjusted for the accretion of the discount and the expense is recorded in the income statement. Changes in the amount or timing of the underlying future cash flows are immediately recognized as an increase or decrease in the carrying amounts of the liability and related assets. These costs are amortized to the results of operations over the life of the asset.
The Company’s activities are subject to numerous governmental laws and regulations. Estimates of future reclamation liabilities for asset decommissioning and site restoration are recognized in the period when such liabilities are incurred. These estimates are updated on a periodic basis and are subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when appropriate. Liabilities related to site restoration include long-term treatment and monitoring costs and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related reclamation and remediation liability.
(j) Goodwill and Other Intangibles
Business combinations are accounted for under the purchase method of accounting whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of the purchase price over the fair value is recorded as goodwill. The Company evaluates the carrying amount of goodwill at least annually to determine whether events or changes in circumstances indicate that such carrying amount may no longer be recoverable. Any impairment as determined in accordance with CICA Handbook Section 3062: Goodwill and Other Intangible Assets is charged to operations.
(k) Post-Employment Benefits
The Company assumed the obligation of a predecessor company to provide life insurance, supplemental health care and dental benefits, excluding pensions, to its former Canadian employees who retired on immediate pension from active service prior to 1997. The estimated cost of providing these benefits was actuarially determined using the projected benefits method and is recorded on the balance sheet at its estimated present value. The interest cost on this unfunded liability is being accreted over the remaining lives of this retiree group.
(l) Fair Values
The carrying amounts for cash and equivalents, trade and other receivables, notes receivable and accounts payable and accrued liabilities on the balance sheet approximate fair value because of the limited term of these instruments. The fair value of other long-term liabilities approximates book value unless otherwise disclosed. Fair value estimates are made at the balance sheet date, based on relevant market data.
(m) Revenue Recognition
Revenue from the sale of uranium concentrate to customers is recognized when title to the product passes to the customer and delivery is effected by book transfer.
Revenue from alternate feed process milling is recognized as material is processed, in accordance with the specifics of the applicable processing agreement. In general, the Company collects a recycling fee for receipt of the material and/or receives the proceeds from the sale of any uranium concentrate and other metals produced. Deferred revenues represent processing proceeds received on delivery of materials but in advance of the required processing activity.
Revenue on decommissioning contracts is recognized using the percentage of completion method, whereby sales, earnings and unbilled accounts receivable are recorded as related costs are incurred. Earnings rates are adjusted periodically as a result of revisions to projected contract revenues and estimated costs of completion. Losses, if any, are recognized fully when first anticipated. Revenues from engineering services are recognized as the services are provided in accordance with customer agreements.
Management fees earned from UPC are recognized as earned on a monthly basis. Commission revenue earned on acquisition or sale of U3O8 and UF6 on behalf of UPC is recognized on the date when title passes to UPC.
Revenues are recognized only to the extent they are reasonably considered to be collectible.
(n) Stock-Based Compensation
Effective October 1, 2004, the Company retrospectively adopted, without restatement, the amended standards of CICA Handbook Section 3870: Stock-Based Compensation and Other Stock-Based Payments (“Section 3870”) which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.
Section 3870 requires a fair value-based method of accounting for stock options granted to employees, including directors, and to non-employees. The fair value of stock options granted is recognized on a straight-line basis over the applicable vesting period as an increase in stock-based compensation expense and the contributed surplus account. When such stock options are exercised, the proceeds received by the Company, together with the respective amount from contributed surplus, are credited to share capital.
(o) Earnings (Loss) per Share
Basic earnings (loss) per share is computed by dividing net income (loss) for the period by the weighted-average number of common shares outstanding for the period. The Company follows the “treasury stock” method in the calculation of diluted earnings per share. Under this method, the calculation of diluted earnings per share assumes that the proceeds to be received from the exercise of “in the money” stock options and warrants are applied to repurchase common shares at the average market price for the period. The calculation of diluted loss per share does not make this assumption as the result would be anti-dilutive.
(p) Financial Instruments — Recognition and Measurement
CICA Handbook Section 3855: Financial Instruments — Recognition and Measurement establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses. Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income (and not included in the income statement) until such time as the asset is disposed of or incurs a decline in fair value that is other than temporary. At such time, any gains or losses will then be realized and reclassified to the income statement.
Recent Pronouncements
The CICA issued the following accounting standards effective for the fiscal years beginning on or after October 1, 2007 and January 1, 2008:
a)	Accounting Standards Section 3031 “Inventories” provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories and is effective for the fiscal years beginning on or after January 1, 2008.

b)	Accounting Standards Section 3862 “Financial Instruments — Disclosures” requires disclosures in the financial statements that will enable users to evaluate: the significance of financial instruments for the company’s financial positions and performance; the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date; and how the company manages those risks. This accounting standard is effective for fiscal years beginning on or after October 1, 2007.

c)	General Accounting Section 1535 “Capital Disclosures” requires the disclosure of both qualitative and quantitative information that enable users to evaluate the company’s objectives, policies and processes for managing capital.

d)	Effective January 1, 2009, the Company will adopt Section 3064 “Goodwill and intangible assets” which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27 “Revenues and expenses during the pre-operating period”. As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.
Comparative Numbers

Certain classifications of the comparative figures have been changed to conform to those used in the current period.

3.	CHANGE IN ACCOUNTING POLICIES

Financial Instruments — Recognition and Measurement

On January 1, 2007, the Company adopted the provisions of CICA Handbook Section 3855: Financial Instruments — Recognition and Measurement. See note 2(p) and 19 for the transitional impacts of this adoption.

Exploration Expenditures

In 2006, the Company adopted the policy of expensing exploration expenditures on mineral properties not sufficiently advanced to identify their development potential. Previously, the Company had been capitalizing such exploration expenditures as incurred which is permitted under Canadian GAAP, provided that these exploration expenditures have the characteristics of property, plant and equipment and that capitalization is appropriate under the circumstances.

The primary purpose of this change in accounting policy is to align the accounting treatment of exploration expenditures on mineral properties not sufficiently advanced to identify their development potential, with those of the Company’s producing peers in the resource industry.

The Company has adopted this change in accounting policy on a retrospective basis with restatement of the comparative periods presented. This change has also been applied to the Company’s recognition of its investment in Fortress Minerals Corp.

Results for the 2005 period have been restated to reflect this change in accounting policy. The following table summarizes the effects of this change in accounting policy:

	As Previously
(in thousands)	Reported	Adjustment	As Restated

Balance Sheet at September 30, 2005:
Long-term investments	$4,938	$(1,124)	$3,814
Property, plant & equipment	16,631	(9,864)	6,767
Future income tax liability	1,461	(1,071)	390
Share capital	56,146	2,019	58,165
Deficit	(33,144)	(11,936)	(45,080)

2005 Statement of Operations and Deficit
Mineral property exploration	98	8,010	8,108
Write-down of mineral properties	1,870	(109)	1,761
Equity in loss of Fortress Minerals Corp.	679	814	1,493
Income tax expense	27	363	390
Net loss for the year	(2,372)	(9,078)	(11,450)

2005 Statement of Cash Flows
Stock-based compensation	948	232	1,180
Write-down of mineral properties	1,870	(109)	1,761
Change in future income taxes	27	363	390
Equity in loss of Fortress Minerals Corp.	679	814	1,493
Net cash used in operating activities	(4,414)	(7,778)	(12,192)
Expenditures on mineral properties	(9,265)	7,778	(1,487)
Net cash provided by (used in) investing activities	(7,497)	7,778	281

Stock-Based Compensation

Effective October 1, 2004, the Company adopted the amended standards of CICA Handbook Section 3870 which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It requires a fair value-based method of accounting for stock options granted to employees, including directors, and to non-employees. Prior to October 1, 2004, the application of the fair value-method of accounting was limited to stock options granted to non-employees. The intrinsic value-based method of accounting was applied to stock options granted to employees which did not result in additional stock-based compensation expense as the exercise price was equal to the market price on the grant date. Pro forma disclosure of net income (loss) and earnings (loss) per share had the fair value-method been applied to stock options granted to employees was required.

The Company has adopted the amendments to CICA Handbook Section 3870 on a retrospective basis without restatement of periods prior to October 1, 2004. As a result, a cumulative adjustment of $774,000 to opening deficit effective October 1, 2004 has been reported separately on the consolidated statements of deficit. This adjustment represents the fair value of stock options granted to employees of $738,000 during 2004 and $36,000 during 2003.

4.	ACQUISITIONS

Acquisition of OmegaCorp Limited (“Omega”)

In 2007, the Company acquired 154,250,060 common shares of Omega and initiated compulsory acquisition proceedings for the remaining shares that it did not yet own. The cost of this investment, which was settled in cash, was $167,204,000. The Company has determined that it exercises control over Omega and is using the full consolidation method to account for this investment effective August 1, 2007. Prior to this date, the investment was being accounted for using the fair value method.

The preliminary allocation of the purchase price for Omega is based on management’s estimate of the cost of the acquisition and is summarized below.

Omega
Fair Value
August 1,
(in thousands)	2007

Cash and equivalents	$8,621
Trade and other receivables	243
Long-term investments	3,022
Property, plant and equipment
Plant and equipment	199
Mineral properties	208,088

Total assets	220,173

Accounts payable and accrued liabilities	947
Future income tax liability	52,022

Total liabilities	52,969

Net assets purchased	$167,204

Omega’s assets and liabilities were measured at their individual fair values as of August 1, 2007. The majority of the fair value has been allocated to the Mutanga project mineral property resources included in the property, plant and equipment value above. In arriving at these preliminary fair values, management has made assumptions, estimates and assessments at the time these financial statements were prepared. The future income tax liability as a result of these fair value adjustments has been estimated based on the income tax rates that management believes are most applicable to the operations acquired. In Zambia, the income tax rate used in the estimate was 25%.

Subsequent to the 2007 year-end, the Zambian government proposed enactment of legislation which would increase the income tax rate for mining companies from 25% to 30%. The Company is still evaluating the impact of this proposed legislative change.

Acquisition of Denison Mines Inc. (“DMI”)

Effective December 1, 2006, International Uranium Corporation (“IUC”) completed the acquisition of Denison Mines Inc. (“DMI”) pursuant to the terms of an arrangement agreement dated September 18, 2006, as amended and restated on October 16, 2006 (the “Arrangement”). Under the Arrangement, IUC and DMI entered into a business combination by way of a plan of arrangement whereby IUC acquired all of the issued and outstanding shares of DMI in a share exchange at a ratio of 2.88 common shares of IUC for each common share of DMI. Immediately thereafter, the pre-Arrangement shareholders of IUC and DMI each owned 50.2% and 49.8%, respectively, of the Company with 177,648,226 common shares issued and outstanding, excluding the effects of outstanding stock options and share purchase warrants.

Concurrent with the Arrangement, the Company changed its name from International Uranium Corporation to Denison Mines Corp. (“DMC”).

DMI was formed by arrangement under the OBCA and, prior to the Arrangement, its common shares were publicly traded on the TSX under the symbol DEN. DMI is engaged in uranium mining and related activities and its assets include a 22.5% interest in the McClean Lake mill and nearby mines and an environmental services division which provides mine decommissioning and decommissioned site monitoring services for third parties.

The purchase price calculation for the Arrangement is summarized below (in thousands, except for per share amounts):

DMI common shares outstanding	30,552
Exchange ratio	2.88

Common shares of IUC issued to DMI shareholders	87,991
Fair value per share of each IUC common share issued, in CDN$	$5.74

Fair value of common shares issued by the Company, in CDN$	$505,069
Canadian/U.S. dollar exchange rate	1.1449

Fair value of common shares issued by the Company	$441,147
Fair value of DMI share purchase warrants assumed by the Company	11,744
Fair value of DMI stock options assumed by the Company	25,635
Direct acquisition costs incurred by the Company	3,414

Purchase price	$481,940

The fair value per share of each IUC common share represents the weighted-average closing price of the two days before, day of and two days after the day the Arrangement was announced on September 18, 2006. The calculation of the fair value of the share purchase warrants assumed by the Company to replace those of DMI was based on the weighted-average closing price of each warrant series for the two days before, day of and two days after the day the Arrangement was announced on September 18, 2006. The calculation of the fair value of stock options assumed by the Company to replace those of DMI was determined using the Black-Scholes option pricing model. Each DMI stock option and warrant will provide the holder the right to acquire a common share of the Company when presented for exercise adjusted by the exchange ratio above.

The fair value of the share purchase warrants assumed by the Company to replace those of DMI totaled $11,744,000 (CDN$13,445,000) and was based on a fair value of $1.23 (CDN$1.40) per share. As at December 1, 2006, DMI had outstanding share purchase warrants to purchase 1,099,051 common shares of DMI exercisable at CDN$15.00 per share (the “November 2004” series) and outstanding share purchase warrants to purchase 2,225,000 common shares of DMI exercisable at CDN$30.00 per share (the “March 2006” series). Each warrant assumed is exercisable for 2.88 shares of the Company (see note 16).

The fair value of the stock options assumed by the Company to replace those of DMI totaled $25,635,000 (CDN$29,349,000). The calculation of this fair value of $6.31 (CDN$7.22) per share was estimated as of December 1, 2006 using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 3.90%, expected stock price volatility of 50%, expected life of 3.75 to 4.93 years and expected dividend yield of Nil. As at December 1, 2006, DMI had outstanding fully-vested stock options to purchase 1,411,000 common shares of DMI exercisable at a weighted-average price of CDN$11.15 per share with various expiry dates to October 4, 2016.

The allocation of the purchase price is based on management’s estimate of the fair values after giving effect to the Arrangement as summarized below:

DMI
Fair Value
December 1,
(in thousands)	2006

Cash and equivalents	$63,634
Other current assets	25,067
Long-term investments	7,596
Property, plant and equipment
Plant and equipment	70,134
Mineral properties	325,618
Restricted investments	1,990
Intangibles
UPC management contract	6,463
Goodwill	105,915

Total assets	606,417

Current liabilities
Account payable and accruals	6,234
Fair value of sales and toll milling contracts	6,201
Provision for post-employment benefits	3,692
Reclamation and remediation obligations	7,888
Other long-term liabilities
Fair value of sales and toll milling contracts	9,520
Other	33
Future income tax liability	90,909

Total liabilities	124,477

Net assets purchased	$481,940

The Arrangement has been accounted for under the purchase method with IUC as the acquirer for accounting purposes. In making this determination, management considered the relative shareholdings of the combined company, the premium paid by IUC to acquire DMI and the composition of the board of directors and the executive management team.

DMI’s assets and liabilities were measured at their individual fair values as of December 1, 2006. In arriving at these fair values, management has made assumptions, estimates and assessments at the time these financial statements were prepared. The company engaged independent valuators to assist in the determination of the fair values of the significant assets and liabilities acquired. The future income tax liability as a result of these fair value adjustments has been estimated based on a statutory income tax rate of 31%.

In 2007, the Company adjusted the fair value of the UPC management contract. The estimated useful life of the contract was reduced to 8 years from 13 years and the associated discounted cash flow stream was decreased by CDN$4,600,000. The fair value adjustment (net of future tax effects) has been reclassified to goodwill. The intangible asset is being amortized over its estimated life of 8 years (see note 9 and 10).

5.	INVENTORIES

The inventories balance consists of:

	December 31,	December 31,
(in thousands)	2007	2006

Uranium and vanadium concentrates	$8,344	$9,758
Inventory of ore in stockpiles	19,289	8,817
Mine and mill supplies	3,288	2,978

	$30,921	$21,553

6.	INVESTMENTS

The investments balance consists of:

	December 31,	January 1,	December 31,
(in thousands)	2007	2007	2006

Portfolio investments
At accounting cost (1)	$16,234	$10,249	$10,249
Excess of market value over cost	18,203	25,008	—
Investments in affiliates (2)
Fortress Minerals Corp.	—	6,351	6,351

	$34,437	$41,608	$16,600

Investments:
Current	13,930	—	—
Long-term	20,507	41,608	16,600

	$34,437	$41,608	$16,600

(1)	For accounting purposes, effective January 1, 2007, portfolio investments are carried at fair value on the balance sheet. The adjustments to fair value have been reflected in other comprehensive income net of tax;

(2)	Investments in affiliates are those in which the Company exercises significant influence. For accounting purposes, these investments are accounted for using the equity method and are not carried at fair value.
Portfolio investments

At December 31, 2007, portfolio investments consist of common shares of six publicly-traded companies (and options to acquire additional shares in two of them) at an accounting cost of $16,234,000 (December 31, 2006: $10,249,000) and an aggregate market value of $34,437,000 (December 31, 2006: $35,257,000). The options entitle the Company to purchase an additional 7,500,000 common shares for a total exercise price of $1,362,000.

During 2007, the Company acquired additional equity interests in portfolio investments at a cost of $1,458,000 (2006: $634,000).

During 2007, the Company sold 1,152,000 common shares of Energy Metals Corp (“EMC”) for cash consideration of approximately CDN$18,754,000. The resulting gain has been included in net other income in the statement of operations (see note 20). The Company no longer holds a common share interest in EMC.

Investments in affiliates

At December 31, 2007, the Company held nil common shares (December 31, 2006: 30,598,750 common shares) of Fortress Minerals Corp. (“Fortress”), representing 0.0% (December 31, 2006: 44.39%) of its issued and outstanding common shares.

During 2007, the Company sold 30,598,750 common shares of Fortress for cash consideration of approximately CDN$38,067,000. The resulting gain has been included in net other income in the statement of operations (see note 20). The Company no longer holds a common share interest in Fortress.

During 2006, the Company participated in private placements to purchase 1,866,250 common shares of Fortress at a total cost of $1,524,000 (CDN$1,745,000).

The Company’s investment in Fortress has been subject to varying degrees of ownership interest. These financial statements include the accounts of Fortress Minerals Corp. on a consolidated basis for the period from October 1, 2004 to April 29, 2005. For the period from April 30, 2005 to September 30, 2005, the fifteen month period ended December 31, 2006 and the six month period ended June 30, 2007, the equity method was used. The equity method was discontinued subsequent to June 30, 2007 and the appropriate portion of the cumulative equity accounting adjustments were derecognized at the time of the common share sales and included in the gain referred to above.

In 2006, the Company recognized a dilution gain of $7,167,000 offset by a loss in equity of $4,003,000 associated with its investment in Fortress.

7.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

	December 31,	December 31,
(in thousands)	2007	2006

Cost, net of write-downs
Plant and equipment
Mill and mining related	$135,375	$83,354
Environmental services and other	2,742	1,662
Mineral properties	609,569	326,334

	747,686	411,350

Accumulated depreciation and amortization
Plant and equipment
Mill and mining related	9,182	6,326
Environmental services and other	843	457
Mineral properties	9,838	996

	19,863	7,779

Property, plant and equipment, net	$727,823	$403,571

Net book value
Plant and equipment
Mill and mining related	$126,193	$77,028
Environmental services and other	1,899	1,205
Mineral properties	599,731	325,338

	$727,823	$403,571

Plant and Equipment — Mill and Mining Related

The Company has a 100% interest in the White Mesa mill located in Utah and mines located in Arizona, Colorado and Utah. Mined ore from these mines will be processed at the White Mesa mill.

The Company has a 22.5% interest in the McClean Lake mill and mines located in the Athabasca Basin of Saskatchewan, Canada. The McClean Lake mill achieved commercial production levels on November 1, 1999 and has been constructed to process ore from the McClean Lake mine as well as other deposits in the area. A toll milling agreement has been signed with the participants in the Cigar Lake joint venture that provides for the processing of a substantial portion of the future output of the Cigar Lake mine at the McClean Lake mill, for which the owners of the McClean Lake mill will receive a toll milling fee and other benefits. In determining the amortization rate for the McClean Lake mill, the amount to be amortized has been adjusted to reflect Denison’s expected share of future toll milling revenue.

Plant and Equipment — Environmental Services and Other

The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

Mineral Properties

The Company has various interests in development and exploration projects located in Canada, the U.S., Mongolia and Zambia which are held directly or through option or joint venture agreements. The most significant of these interests are as follows:

Canada

The Company has a 22.5% interest in the McClean project and a 25.17% interest in the Midwest project located in the Athabasca Basin of Saskatchewan, Canada. These projects are in the development stage and were acquired by the Company in 2006, along with some other exploration projects, as part of the DMI acquisition (see note 4).

Other significant mineral property interests that the Company has in Canada include:
a)	Moore Lake — the Company has a 75% interest in the project (located in the Athabasca Basin) subject to a 2.5% net smelter return royalty;

b)	Wheeler River — in October 2004, the Company entered into an option agreement with its joint venture partners to earn a further 20% ownership interest in the Wheeler project by funding CDN$7,000,000 in exploration expenditures over the next 6 years. During 2007, the Company fulfilled its obligations under the option agreement and increased its ownership interest in the project from 40% to 60%; and

c)	Wolly — In October 2004, the Company entered into an option agreement with its joint venture partners to earn a 22.5% ownership interest in the Wolly project by funding CDN$5,000,000 in exploration expenditures over the next six years. As at December 31, 2007, the Company has incurred a total of CDN$2,560,000 towards this option and has earned a 6.5% ownership interest in the project under the phase-in ownership provisions of the agreement.
United States

During 2007 and 2006, the Company commenced mining activities through the re-opening of some of its U.S. mines in Colorado, Utah and Arizona which had been shut down since 1999.

In March 2007, the Company acquired certain uranium deposits located in the Arizona Strip district in northeastern Arizona for cash consideration of $5,500,000 (excluding deal costs) plus a 1% royalty.

In January 2007, the Company completed a mineral property acquisition in the Henry Mountains district by issuing an additional 103,000 shares at a value of $947,000 (see note 15).

Mongolia

The Company has a 70% interest in and is the managing partner of the Gurvan Saihan Joint Venture in Mongolia. The results of the Gurvan Saihan Joint Venture have been included in these financial statements on a consolidated basis since the Company exercises control.

During 2006, the Company recorded a write-down of mineral property acquisition costs totaling $204,000 relating to certain of its Mongolian uranium properties due to exploration program results that did not warrant further work. Many of these properties were grass roots exploration prospects licensed in 2004 on the basis of favorable geology and radiometric anomalies. The properties were aggressively explored in 2005 and 2006.

During 2005, the Company recorded a write-down of mineral property acquisition costs of $1,761,000 relating to a decision by Fortress not to pursue its option on the Shiveen Gol Property, a precious/base metal property located in Mongolia.

Zambia

In August 2007, the Company acquired certain uranium deposits located in Zambia in conjunction with its purchase of Omega. The deposits, which are part of the Mutanga project, have been assigned a fair value of $208,088,000 (see note 4).

8.	RESTRICTED INVESTMENTS

The Company has certain restricted investments deposited to collateralize its reclamation and certain other obligations. The restricted investments balance consists of:

	December 31,	December 31,
(in thousands)	2007	2006

U.S. mill and mine reclamation	$15,849	$13,667
Elliot Lake reclamation trust fund	1,948	1,541
Letter of credit collateral	—	415

	$17,797	$15,623

U.S. Mill and Mine Reclamation

The Company has cash and cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah and the applicable state regulatory agencies in Colorado and Arizona for estimated reclamation costs associated with the White Mesa mill and U.S. mining properties. In 2007, the Company deposited an additional $982,000 into its collateral account.

Elliot Lake Reclamation Trust Fund

The Company has the obligation to maintain its decommissioned Elliot Lake uranium mine pursuant to a Reclamation Funding Agreement effective September 30, 1994 (“Agreement”) with the Governments of Canada and Ontario. The Agreement requires the Company to deposit 90% of cash flow, after deducting permitted expenses, into the Reclamation Trust Fund. A subsequent amendment to the Agreement provides for the suspension of this obligation to deposit 90% of cash flow into the Reclamation Trust Fund, provided funds are maintained in the Reclamation Trust Fund equal to estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds during the period. Withdrawals from this Reclamation Trust Fund can only be made with the approval of the Governments of Canada and Ontario to fund Elliot Lake monitoring and site restoration costs. In 2007, the Company deposited an additional CDN$552,000 into the Reclamation Trust Fund.

Letter of Credit Collateral

As at December 31, 2006, the Company had $415,000 of cash and cash equivalents restricted as collateral for certain letters of credit associated with performance obligations under a completed contract of its environmental services division. This obligation ended in 2007.

9.	INTANGIBLES

A continuity summary of intangibles is presented below:

	December 31,	December 31,
(in thousands)	2007	2006

Intangibles, beginning of period	$10,844	$625

Acquisition related additions	—	10,481
Fair value allocation adjustments	(4,279)	—
Amortization	(958)	(78)
Foreign exchange	1,372	(184)

Intangibles, end of period	$6,979	$10,844

Intangibles, by item:
UPC management contract	6,495	10,297
Urizon technology licenses	484	547

	$6,979	$10,844

UPC Management Contract

The UPC management contract is associated with the acquisition of DMI (see note 4). The initial fair value of $10,481,000 was determined using a discounted cash flow approach after taking into account an appropriate discount rate. In 2007, the Company adjusted the fair value of the contract by $4,279,000 and adjusted the estimated useful life of the contract to 8 years. The contract is being amortized over its 8 year estimated useful life. The fair value adjustment (net of future tax effects) has been reclassified to goodwill.

Urizon Technology Licenses

The Company has a 50% interest in a joint venture with Nuclear Fuel Services, Inc. (“NFS”) (the “Urizon” joint venture) to pursue an alternate feed program for the White Mesa mill. NFS contributed its technology license to the joint venture while the Company contributed $1,500,000 in cash together with its technology license. The accounts of Urizon have been included in the Company’s consolidated financial statements on a proportionate consolidation basis. The joint venture has no cash flows arising from investing or financing activities.

This Urizon technology license is being amortized over an estimated useful life of 12 years and represents the Company’s 50% interest in Urizon’s technology licenses.

10.	GOODWILL

A continuity summary of goodwill is presented below:

	December 31,	December 31,
(in thousands)	2007	2006

Goodwill, beginning of period	$102,841	$—

Acquisition related additions	—	104,682
Fair value allocation adjustments	1,314	—
Foreign exchange	18,175	(1,841)

Goodwill, end of period	$122,330	$102,841

Goodwill, by business unit:
Canada mining segment	$122,330	$102,841

The Company’s acquisition of DMI was accounted for using the purchase method. The excess of the purchase price over the fair value of the net assets acquired has been recorded as goodwill. Under GAAP, goodwill is not amortized and is tested annually for impairment. The goodwill has been allocated to the Company’s Canadian mining segment.

In 2007, the Company finalized the purchase price allocation associated with its acquisition of DMI resulting in an increase in goodwill of $1,314,000.

11.	POST-EMPLOYMENT BENEFITS

The Company provides post employment benefits for former Canadian employees who retired on immediate pension prior to 1997. The post employment benefits provided include life insurance and medical and dental benefits as set out in the applicable group policies but does not include pensions. No post employment benefits are provided to employees outside the employee group referenced above. The post employment benefit plan is not funded.

The effective date of the most recent actuarial valuation of the accrued benefit obligation is October 1, 2005. The amount accrued is based on estimates provided by the plan administrator which are based on past experience, limits on coverage as set out in the applicable group policies and assumptions about future cost trends. The significant assumptions used in the valuation are listed below.

Discount rate	5.25%
Initial medical cost growth rate per annum	12.00%
Medical cost growth rate per annum decline to	6.00%
Year in which medical cost growth rate reaches its final level	2011
Dental cost growth rate per annum	4.00%

A continuity summary of post-employment benefits is presented below:

	December 31,	December 31,
(in thousands)	2007	2006

Liability, beginning of period	$3,971	$—

Acquisition related additions	—	4,041
Benefits paid	(432)	(16)
Interest cost	215	16
Foreign exchange	680	(70)

Liability, end of period	$4,434	$3,971

Post-employment benefits liability by duration:
Current	$404	$343
Non-current	4,030	3,628

	$4,434	$3,971

12.	RECLAMATION AND REMEDIATION OBLIGATIONS

A continuity summary of reclamation and remediation obligations is presented below:

	December 31,	December 31,
(in thousands)	2007	2006

Reclamation obligations, beginning of period	$18,447	$12,935

Acquisition related additions	—	8,360
Accretion	1,364	50
Expenditures incurred	(436)	(39)
Liability adjustments	(449)	(2,712)
Foreign exchange	1,463	(147)

Reclamation obligations, end of period	$20,389	$18,447

Site restoration liability by location:
U.S. Mill and Mines	$10,467	$10,223
Elliot Lake	8,319	6,956
McLean Lake and Midwest Joint Ventures	1,603	1,268

	$20,389	$18,447

Site restoration liability :
Current	$565	$524
Non-current	19,824	17,923

	$20,389	$18,447

Site Restoration: U.S. Mill and Mines

The decommissioning and reclamation of the White Mesa mill and U.S. mines are subject to legal and regulatory requirements. Estimates of the costs of reclamation are reviewed periodically by the applicable regulatory authorities. The current estimate for the White Mesa mill and U.S. mines are $8,809,000 and $1,658,000, respectively. The above accrual represents the company’s best estimate of the present value of future reclamation costs, discounted at 7.5%. The undiscounted amount of estimated future reclamation costs is $14,801,000.

Site Restoration: Elliot Lake

The Elliot Lake uranium mine was closed in 1992 and capital works to decommission this site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Company and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to decommissioning licenses issued by the Canadian Nuclear Safety Commission. The above accrual represents the Company’s best estimate of the present value of the total future reclamation cost based on assumptions as to levels of treatment, which will be required in the future, discounted at 7.5%. The undiscounted amount of estimated future reclamation costs is $25,372,000

Spending on restoration activities at the Elliot Lake site are funded from monies in the Elliot Lake Reclamation Trust fund (Note 8).

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the Canadian Nuclear Safety Commission. Cost estimates of the estimated future decommissioning and reclamation activities are prepared periodically and filed with the applicable regulatory authorities for approval. The above accrual represents the Company’s best estimate of the present value of the future reclamation cost contemplated in these cost estimates discounted at 7.5%. The undiscounted amount of estimated future reclamation costs is $17,245,000.

Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province. The Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of Saskatchewan Environment totalling CDN$8,064,000.

13.	OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	December 31,	December 31,
(in thousands)	2007	2006

Long-term debt:
Capital lease obligations	$100	$100
Notes payable	42	85
Unamortized fair value of sales and toll milling contracts	13,820	13,987

	$13,962	$14,172

Other long-term liabilities:
Current	6,619	4,683
Non-current	7,343	9,489

	$13,962	$14,172

Long-Term Debt and Lines of Credit
A Canadian chartered bank has provided DMI with a credit facility pursuant to a credit agreement dated effective November 2, 2005. The credit facility is a revolving CDN$500,000 facility with a one year term (subject to renewals) collateralized by all present and future assets of DMI and its subsidiaries. Interest under the credit facility is incurred based on bankers acceptances plus 2% or the lender’s prime rate plus 1%. To date, the Company has not incurred any indebtedness under the facility (see note 27).

14.	INCOME TAXES

The Company operates in multiple industries and jurisdictions, and the related income is subject to varying rates of taxation. A reconciliation of the combined Canadian federal and provincial income tax rate to the Company’s effective rate of income tax is as follows:

			Restated (Note 3)
(in thousands)	2007	2006	2005

Combined basic tax rate	36%	36%	40%

Income (loss) from operations before taxes	$34,620	$(16,695)	$(11,060)

Income tax expense (recovery) at basic tax rate	12,465	(6,010)	(4,425)
Non-deductible amounts	796	1,933	994
Non-taxable amounts	(8,712)	—	—
Flow through shares renounced	—	4,036	1,434
Difference in foreign tax rates	748	(222)	627
Change in valuation allowance	(6,133)	337	(149)
Tax losses not tax benefited	1,906	—	—
Impact of legislative changes	(10,797)	—	—
Other	(2,897)	229	1,909

Tax expense (recovery) per consolidated financial statements	$(12,624)	$303	$390

The tax effects of temporary differences resulting in future income tax assets and future income tax liabilities are presented below:

			Restated (Note 3)
	December 31,	December 31,	September 30,
(in thousands)	2007	2006	2005

Future income tax assets:
Property, plant and equipment, net	$9,755	$2,277	$1,074
Intangibles	106	81	50
Deferred revenue	944	1,535	1,509
Post-employment benefits	1,208	1,255	—
Reclamation and remediation obligations	2,271	2,162	—
Other long-term liabilities	3,732	4,336	—
Tax loss carryforwards	3,001	7,461	4,846
Other	3,347	1,482	106

	24,364	20,589	7,585

Future income tax liability:
Inventory	(3,492)	(2,579)	—
Long-term investments	(4,797)	(1,498)	—
Property, plant and equipment, net	(146,764)	(95,149)	—
Intangibles	(1,770)	(3,254)	—
Reclamation and remediation obligations	—	—	(421)
Other	—	(2,812)	(390)

Net future tax asset (liability)	(132,460)	(84,703)	6,774

Valuation allowance	(9,065)	(7,501)	(7,164)

Net future income tax assets (liabilities)	$(141,525)	$(92,204)	$(390)

Management believes that sufficient uncertainty exists regarding the realization of certain future income tax assets and liabilities that a valuation allowance is required.

At December 31, 2007, the Company had the following non-capital loss carry-forwards available for tax purposes:

	Amount
Country	(in thousands)	Expiry

Australia	$9,219	Unlimited
Zambia	$1,975	2011-2012

The tax benefit of the above non-capital loss carry-forwards has not been recognized in the financial statements.

15.	SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common
(in thousands except share amounts)	Shares	Amount

Balance at September 30, 2005	81,569,066	$58,165

Issued for cash:
New issue gross proceeds	6,850,000	43,703
New issue gross issue costs	—	(1,177)
Exercise of stock options	1,726,696	3,305
Exercise of share purchase warrants	5,760	26
Acquisition of Denison Mines Inc.	87,991,160	441,147
Fair value of stock options exercised	—	2,889
Fair value of share purchase warrants exercised	—	11

	96,573,616	489,904

Balance at December 31, 2006	178,142,682	$548,069

Issues for cash
New issue gross proceeds	10,114,995	105,419
New issue gross issue costs	—	(3,268)
Exercise of stock options	1,367,962	5,102
Exercise of share purchase warrants	2,592	12
Issued for mineral property acquisition	103,000	947
Fair value of stock options exercised	—	6,663
Fair value of share purchase warrants exercised	—	5
Other	404	—

	11,588,953	114,880

Balance at December 31, 2007	189,731,635	$662,949

New Issues
In April 2007, the Company completed a private placement of 1,104,295 flow-through common shares at a price of CDN$16.30 per share for gross proceeds of $15,572,000 (CDN$18,000,000). The income tax benefits of this issue were renounced to the subscribers in February 2008.
In January 2007, the Company completed a private placement of 9,010,700 common shares at a price of CDN$11.75 per share for gross proceeds of $89,847,000 (CDN$105,876,000).
In December 2005, the Company completed a private placement of 850,000 flow-through common shares at a price of CDN$7.75 per share for gross proceeds of $5,692,000 (CDN$6,587,500). The income tax benefits of this issue were renounced to the subscribers in February 2006.
In October 2005, the Company completed a private placement of 6,000,000 common shares at a price of CDN$7.50 per share for gross proceeds of $38,011,000 (CDN$45,000,000).

Acquisition Related Issues

In January 2007, the Company issued 103,000 common shares at a price of CDN$10.81 per share for a total value of $947,000 (CDN$1,113,000) as part of the acquisition of a U.S. uranium property (see note 7).

In December 2006, the Company issued 87,991,160 shares at a value of $441,147,000 (CDN$505,069,000) as part of the acquisition of DMI (see note 4).

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Income tax deductions relating to these expenditures are claimable by the investors and not by the Company. As at December 31, 2007, the Company estimates that it has spent CDN$10,207,000 of the CDN$18,000,000 April 2007 flow-through share issue obligation. The Company renounced the tax benefit of this issue to subscribers in February 2008.

16.	SHARE PURCHASE WARRANTS

A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the Company and associated dollar amount is presented below:

	Weighted Average	Number of	Fair
	Exercise Price	Common Shares	Value
(in thousands except share amounts)	Per Share (CDN$)	Issuable	Amount

Balance outstanding at September 30, 2005	—	—	$—

Warrants assumed on acquisition of DMI	8.69	9,573,267	11,744
Warrants exercised	5.21	(5,760)	(11)

Balance outstanding at December 31, 2006	8.70	9,567,507	$11,733

Warrants exercised	5.21	(2,592)	(5)

Balance outstanding at December 31, 2007	8.70	9,564,915	$11,728

Balance exercisable at December 31, 2007	8.70	9,564,915	$11,728

Balance of common shares issuable by warrant series
November 2004 series (1)		3,156,915	5,898
March 2006 series (2)		6,408,000	5,830

Balance outstanding at December 31, 2007		9,564,915	$11,728

(1)	The November 2004 series has an effective exercise price of CDN$5.21 per issuable share (CDN$15.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on November 24, 2009;

(2)	The March 2006 series has an effective exercise price of CDN$10.42 per issuable share (CDN$30.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on March 1, 2011;
17.	CONTRIBUTED SURPLUS

A continuity summary of contributed surplus is presented below:

	December 31,	December 31,
(in thousands)	2007	2006

Balance, beginning of period	$30,752	$1,803

Options assumed on acquisition of DMI	—	25,635
Stock-based compensation expense (note 18)	1,382	6,203
Fair value of stock options exercised	(6,663)	(2,889)

Balance, end of period	$25,471	$30,752

18.	STOCK OPTIONS

On November 20, 2006, the Company’s shareholders approved amendments to the Company’s stock-based compensation plan (the “Plan”). The Plan, as amended, provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 20 million common shares. As at December 31, 2007, an aggregate of 9,939,000 options have been granted (less cancellations) since the Plan’s inception in 1997.

Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, the term of stock options granted under the Plan ranges from three to five years and vesting occurs over a three year period.

A continuity summary of the stock options of the Company granted under the Plan is presented below:

		2007		2006
		Weighted-Average		Weighted-Average
		Exercise		Exercise
	Number of	Price per	Number of	Price per
	Common	Share	Common	Share
	Shares	(CDN $)	Shares	(CDN $)

Stock options outstanding, beginning of period	6,648,316	$6.23	1,863,000	$2.62
Assumed on acquisition of DMI (1)	—		4,064,012	3.87
Granted	717,000	11.19	2,458,000	10.03
Exercised	(1,367,962)	4.21	(1,726,696)	2.20
Expired	(36,000)	10.74	(10,000)	5.27

Stock options outstanding, end of the period	5,961,354	$7.27	6,648,316	$6.23

Stock options exercisable, end of period	5,520,872	$6.96	6,503,315	$6.25

(1)	The stock options assumed by the Company on the acquisition of DMI have been adjusted to reflect the 2.88 exchange ratio (see note 4).
A summary of stock options outstanding of the Company at December 31, 2007 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CDN$)	(Years)	Shares	(CDN $)

Stock options outstanding
$1.88 to $4.87	6.48	1,044,555	$2.14
$5.02 to $7.53	7.28	2,225,799	5.29
$10.08 to $15.30	2.10	2,691,000	10.89

Stock options outstanding, end of period	4.80	5,961,354	$7.27

Outstanding options expire between January 2008 and October 2016.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model for the year:

	2007	2006

Risk-free interest rate	3.95% to 4.46%	3.60% — 4.18%
Expected stock price volatility	46.4% — 63.0%	48.3% — 69.3%
Expected life	2.1 — 3.5 years	2.0 years
Expected dividend yield	—	—
Fair value per share under options granted	CDN$3.18 — CDN$5.32	CDN$1.87 — CDN$3.19

Stock-based compensation has been recognized in the consolidated statement of operations as follows:

(in thousands)	2007	2006

Mineral property exploration	$236	$833
General and administrative	1,146	5,370

	$1,382	$6,203

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expense over the applicable vesting periods. At December 31, 2007, the Company had an additional $1,130,000 in stock-based compensation expense to be recognized periodically to August 2010.
19.	ACCUMULATED OTHER COMPREHENSIVE INCOME

A continuity summary of accumulated other comprehensive income is as follows:

(in thousands)	2007	2006

Balance, beginning of period	(8,498)	$—
Change in foreign currency translation	101,354	(8,498)
Unrealized gains as at January 1, 2007, net of tax	24,842	—
Net increase (decrease) in unrealized gains, net of tax	(6,742)	—

Balance, end of period	110,956	$(8,498)

20.	OTHER INCOME, NET

The elements of other income, net in the statement of operations is as follows:

(in thousands)	2007	2006	2005

Net interest and other income	$5,665	$2,614	$699
Gain (loss) on foreign exchange	(9,671)	1,915	560
Gain (loss) on sale of land and equipment	(18)	(24)	100
Gain on sale of portfolio investments (note 6)	45,115	—	2,939
Gain (loss) on sale of restricted investments	536	(270)	(63)
Equity loss of affiliates (note 6)	—	(4,003)	(1,493)
Dilution gain of affiliates (note 6)	—	7,167	2,098
Minority interest	—	—	917

Other income, net	$41,627	$7,399	$5,757

21. SEGMENTED INFORMATION
     Business Segments
The Company operates in 2 primary segments — the mining segment and the corporate and other segment. The mining segment, which has been further subdivided by major geographic regions, includes activities related to exploration, evaluation and development, mining, milling and the sale of mineral concentrates. The corporate and other segment includes the results of the Company’s environmental services business, management fees and commission income earned from UPC and general corporate expenses not allocated to the other segments.
     For 2007, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Corporate
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	32,915	34,736	—	—	9,113	76,764

Expenses
Operating expenses	27,012	14,598	—	—	5,428	47,038
Sales royalties and capital taxes	2,215	—	—	—	86	2,301
Mineral property exploration	16,638	126	—	4,048	151	20,963
General and administrative	—	—	—	—	13,469	13,469

	45,865	14,724	—	4,048	19,134	83,771

Income (loss) from operations	(12,950)	20,012	—	(4,048)	(10,021)	(7,007)

Revenues — supplemental:
Uranium concentrates	32,915	32,210	—	—	—	65,125
Environmental services	—	—	—	—	4,723	4,723
Management fees and commissions	—	—	—	—	4,390	4,390
Other	—	2,526	—	—	—	2,526

	32,915	34,736	—	—	9,113	76,764

Long-lived assets:
Property, plant and equipment
Plant and equipment	86,811	38,981	314	88	1,899	128,093
Mineral properties	369,066	18,601	209,694	2,370	—	599,731
Intangibles	—	484	—	—	6,495	6,979
Goodwill	122,330	—	—	—	—	122,330

	578,207	58,066	210,008	2,458	8,394	857,133

     For 2006, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Corporate
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	7,575	1,492	—	—	655	9,722

Expenses
Operating expenses	5,860	908	—	—	255	7,023
Sales royalties and capital taxes	414	—	—	—	6	420
Mineral property exploration	10,838	—	—	3,939	13	14,790
Mineral property write-downs	—	—	—	204	—	204
General and administrative	—	—	—	—	11,379	11,379

	17,112	908	—	4,143	11,653	33,816

Income (loss) from operations	(9,537)	584	—	(4,143)	(10,998)	(24,094)

Revenues — supplemental:
Uranium concentrates	7,575	—	—	—	—	7,575
Environmental services	—	—	—	—	221	221
Management fees and commissions	—	—	—	—	430	430
Other	—	1,492	—	—	4	1,496

	7,575	1,492	—	—	655	9,722

Long-lived assets:
Property, plant and equipment
Plant and equipment	68,203	8,776	—	49	1,205	78,233
Mineral properties	320,390	4,738	—	195	15	325,338
Intangibles	—	547	—	—	10,297	10,844
Goodwill	102,841	—	—	—	—	102,841

	491,434	14,061	—	244	11,517	517,246

     For 2005, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Corporate
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	—	51	—	—	80	131

Expenses
Operating expenses	—	2,477	—	—	65	2,542
Mineral property exploration	6,426	—	—	1,682	—	8,108
Mineral property write-downs	—	—	—	1,761	—	1,761
General and administrative	—	—	—	—	4,537	4,537

	6,426	2,477	—	3,443	4,602	16,948

Loss from operations	(6,426)	(2,426)	—	(3,443)	(4,522)	(16,817)

Revenues — supplemental:
Other	—	51	—	—	80	131

	—	51	—	—	80	131

Long-lived assets:
Property, plant and equipment
Plant and equipment	80	2,966	—	80	92	3,218
Mineral properties	936	2,462	—	150	—	3,548
Intangibles	—	625	—	—	—	625

	1,016	6,053	—	230	92	7,391

Revenue Concentration
The Company’s business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements and other services with a relatively small number of customers. During 2007, three customers accounted for approximately 91% of total revenues. During 2006, two customers accounted for approximately 79% of total revenues. During 2005, a process milling customer accounted for approximately 33% of total revenues.
22. RELATED PARTY TRANSACTIONS
Uranium Participation Corporation
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); and e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative.
In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of UPC.
The Company was also a party to a temporary revolving credit facility agreement with UPC (not to exceed CDN$15,000,000). The credit facility terminated on the earlier of repayment or May 10, 2007 and was collateralized by the uranium investments of UPC. Interest under the credit facility was based upon Canadian bank prime plus 1%. Standby fees also applied at a rate of 1% of the committed facility amount. As at December 31, 2006, UPC had drawn CDN$11,000,000 under the facility. The temporary credit facility was fully repaid and cancelled on April 10, 2007.
In June 2007, the Company sold 75,000 pounds of U3O8 to UPC at a price of $130.00 per pound for total consideration of $9,750,000.

     The following transactions were incurred with UPC for the periods noted:

(in thousands)	2007	2006 (1)

Revenue
Uranium sales	$9,750	$—
Management fees (including expenses)	2,301	94
Commission fees on purchase and sale of uranium	2,089	336
Other income (expense):
Loan interest under credit facility	202	57
Standby fee under credit facility	9	3

	$14,351	$490

(1)	The related party transactions for UPC reflect activity from December 1, 2006 to December 31, 2006 only due to the acquisition of DMI.
At December 31, 2007, accounts receivable includes $377,000 due from UPC with respect to the fees indicated above.
Other
During 2007, the Company had the following additional related party transactions:
a)	sold 16,562,500 shares of Fortress to a company associated with the Chairman of the Company for gross proceeds of approximately CDN$20,703,000;

b)	incurred management and administrative service fees of $251,000 (2006: $237,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver at a rate of CDN$18,000 per month plus expenses. At December 31, 2007, an amount of $9,000 (2006: $100,000) was due to this company; and

c)	provided executive and administrative services to Fortress and charged an aggregate of $69,000 (2006: $112,000) for such services. At December 31, 2007, no amount (2006: $31,000) was due from Fortress relating to this agreement.
23. JOINT VENTURE INTERESTS
The Company conducts a substantial portion of its production and exploration activities through joint ventures. The joint ventures allocate production and exploration expenses to each joint venture participant and the participant derives revenue directly from the sale of such product. The Company records its proportionate share of assets, liabilities and operating costs of the joint ventures.
     A summary of joint venture information is as follows:

(in thousands)	2007	2006

Operating expenses	$26,179	$5,799
Mineral property exploration	14,009	8,850
Mineral property write-downs	—	186
General and administrative	63	91
Net other income	(46)	7

Loss for the period before taxes	40,205	14,933

Current assets	21,044	13,912
Property, plant and equipment
Plant and equipment	85,997	67,492
Mineral properties	371,437	319,015
Intangibles	484	547
Goodwill	—	—
Current liabilities	4,177	3,133
Long-term liabilities	2,712	2,226

Net investment in joint ventures	$472,073	$395,607

24.	SUPPLEMENTAL CASH FLOW INFORMATION

(in thousands)	2007	2006	2005

Changes in non-cash working capital items:
Decrease (increase) in trade and other receivables	$(28,443)	$(7,175)	$1,065
Decrease (increase) in inventories	(9,468)	(4,414)	(2,134)
Decrease (increase) in other current assets	(687)	(145)	283
Increase (decrease) in accounts payable and accrued liabilities	14,636	(379)	115
Increase (decrease) in reclamation obligations	(436)	(39)	331
Increase (decrease) in deferred revenue	(1,480)	67	216
Funding of post-retirement benefits	(432)	(16)	—

Net change in non-cash working capital items	$(26,310)	(12,101)	(124)

25.	FINANCIAL INSTRUMENTS

Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, accounts receivable, amounts due from joint ventures, and restricted fixed income securities. The Company deposits cash and cash equivalents with financial institutions it believes to be creditworthy, principally in money market funds, which may at certain times, exceed federally insured levels. The Company’s restricted investments consist of investments in U.S. government bonds, commercial paper and high-grade corporate bonds with maturities extending beyond 90 days. The Company performs ongoing credit evaluation of its customers’ financial condition and, in most cases, requires no collateral from its customers. The Company will maintain an allowance for doubtful accounts receivable in those cases where the expected collectability of accounts receivable is in question.

Fair Values

The fair values of cash and cash equivalents, trade and other receivables and accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.

The fair values of the Company’s restricted investments in cash and cash equivalents, U.S. government bonds, commercial paper and corporate bonds approximate carrying values.

26.	COMMITMENTS AND CONTINGENCIES

General Legal Matters

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Third Party Indemnities

The Company has agreed to indemnify Calfrac Well Services against any future liabilities it may incur related to the assets or liabilities transferred to the Company on March 8, 2004.

Performance Bonds and Letters of Credit

In conjunction with various contracts, reclamation and other performance obligations, the Company may be required to issue performance bonds and letters of credit as security to creditors to guarantee the Company’s performance. Any potential payments which might become due under these items would be related to the Company’s non-performance under the applicable contract. As at December 31, 2007, the Company had outstanding bonds and letters of credit of $22,966,000 of which $15,849,000 was collateralized by restricted cash (see note 8).

Others

The Company has committed to payments under various operating leases. The future minimum lease payments are as follows:

(in thousands)

2008	$767
2009	502
2010	472
2011	387
2012	256
2013 and thereafter	369

27.	SUBSEQUENT EVENTS

In March, 2008, the Company put in place a Cdn$25,000,000 uncommitted secured revolving credit facility with the Bank of Nova Scotia. It is secured by the assets of Denison Mines Inc.

28.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP. Material differences between financial statement items under Canadian GAAP and the amounts determined under U.S. GAAP are as follows:
a)	Cash and Equivalents
U.S. GAAP requires that funds raised through the issuance of flow-through shares be shown as restricted cash and not be considered to be a component of cash and cash equivalents. In addition, the restricted cash would be excluded from cash and cash equivalents in the statement of cash flows and shown as a financing activity. At December 31, 2007 $7,862,000 of funds raised from the issue of flow-through shares remained (December 31, 2006: nil).
b)	Long-Term Investments
In 2005 and 2006, Canadian GAAP required portfolio investments to be carried at the lower of cost and estimated fair market value. In 2007, Canadian GAAP harmonized its accounting standard with that of the U.S. Under U.S. GAAP, a difference existed in 2005 and 2006 since portfolio investments that are classified as available-for-sale securities are recorded at fair value and unrealized gains or losses are excluded from earnings and recorded as other comprehensive income, a separate component of shareholders’ equity.
c)	Plant and Equipment
Under Canadian GAAP, the Company’s surplus assets held for resale were depreciated to an amount less than net realizable value. Under U.S. GAAP, assets held for resale are recorded at the lower of cost or net realizable value and are not depreciated.
d)	Mineral Properties
Under Canadian GAAP, the Company expenses exploration and development expenditures on mineral properties not sufficiently advanced to identify their development potential. At the point in time that management feels that the mineral property has sufficient development potential, costs are accumulated and recorded as mineral property assets. Under U.S. GAAP, all mine project related costs incurred before a commercially mineable deposit is established are expensed as incurred. The U.S defines a commercially mineable deposit as one with proven and probable reserves and a bankable feasibility study.
e)	Joint Ventures
Under Canadian GAAP, investments in jointly-controlled entities are permitted to be accounted for using the proportionate consolidation method. Under U.S. GAAP, investments in jointly-controlled entities are accounted for using the equity method. Although there are material differences between these accounting methods, the Company relies on an accommodation of the United States Securities and Exchange Commission (“SEC”) permitting the Company to exclude the disclosure of such differences which affect only the display and classification of financial statement items excluding shareholders’ equity and net income.

f)	Goodwill
Under Canadian GAAP, the Company’s formation in 1997 through an amalgamation of IUC with Thornbury Capital Corporation (“Thornbury”) has been accounted for as an acquisition of Thornbury resulting in the recording of goodwill. Under U.S. GAAP, the transaction has been accounted for as a recapitalization whereby the net monetary assets of Thornbury would be recorded at fair value, except that no goodwill or other intangibles would be recorded. The goodwill recorded under Canadian GAAP has been subsequently written off. As a result, the deficit and share capital of the Company are both reduced under U.S. GAAP.
g)	Liabilities
Under U.S. GAAP, the sale of flow-through shares results in a liability being recognized for the excess of the purchase price paid by the investors over the fair value of common shares without the flow-through feature. The fair value of the shares is recorded as equity. When the tax deductibility of the expenditures is renounced, the liability is reversed and a future income tax liability is recorded for the amount of the benefits renounced to third parties and an income tax expense is recognized. Under Canadian GAAP, an adjustment to share capital is recorded for recognized future tax liabilities related to the renunciation of flow-through share expenditures.
h)	Dilution Gains
Under Canadian GAAP, gains on dilution of interests in a subsidiary or equity interest are recognized in income in the period in which they occur. Under U.S. GAAP, the gain on dilution is not recognized if it results from the sale of securities by a company in the exploration stage and instead is accounted for as a capital transaction.
i)	Foreign Currency Translation
In 2006, Canadian GAAP required unrealized translation gains and losses as a result of translating self-sustaining operations under the current rate method to be accumulated in a cumulative translation adjustment account as a separate component of shareholders’ equity. In 2007, Canadian GAAP harmonized its standards with that of the U.S. Under U.S. GAAP, these unrealized translation gains and losses are shown as an adjustment to other comprehensive income.

The consolidated balance sheet items, adjusted to comply with U.S. GAAP, would be as follows:

		December 31, 2007
	Canadian				U.S.
	GAAP			Adjustments	GAAP

Cash and cash equivalents	$19,680	(a	)	$(7,862)	$11,818
Property, plant and equipment	727,823	(d	)	(16,444)	711,379
Restricted investments	17,797	(a	)	7,862	25,659
Accounts payable and accrued liabilities	22,642	(g	)	3,114	25,756
Future income tax liability	141,525	(d	)	(4,621)	136,904
Share capital	662,949	(f	)	(616)
		(g	)	(3,114)	659,219
Additional paid-in capital	—	(h	)	9,814	9,814
Deficit	(14,834)	(d	)	(16,098)
		(d	)	4,621
		(f	)	616	(25,695)
Accumulated other comprehensive income	110,956	(d	)	(346)	110,610

		December 31, 2006
	Canadian				U.S.
	GAAP			Adjustments	GAAP

Long-term investments	$16,600	(b	)	$25,008	$41,608
Property, plant & equipment	403,571	(c	)	301	403,872
Future income tax liability	92,204	(b	)	1,838	94,042
Share capital	548,069	(f	)	(616)	547,453
Additional paid-in capital	—	(h	)	9,814	9,814
Deficit	(62,078)	(b	)	2,162
		(c	)	301
		(f	)	,616
		(h	)	(9,814)	(68,813)
Cumulative translation adjustment	(8,498)	(i	)	8,498	—
Accumulated other comprehensive income	—	(b	)	25,008
		(b	)	(4,000)
	—	(i	)	(8,498)	12,510

The consolidated statements of operations, adjusted to comply with U.S. GAAP, would be as follows:

			2007	2006	2005

Net income (loss) for the period, Canadian GAAP			$47,244	$(16,998)	$(11,450)
Unrealized gain on available-for-sale securities	(b	)	(2,162)	—	—
Depreciation of assets held for resale	(c	)	(301)	—	(31)
Adjust capitalized mineral property amounts, net of tax	(d	)	(11,477)	—	—
Adjust dilution gain from equity interests	(h	)	9,814	(7,167)	(2,098)

Net income (loss) for the period, U.S. GAAP			43,118	(24,165)	(13,579)
Unrealized gain on available-for-sale securities	(b	)	(6,908)	17,735	2,370
Cumulative translation adjustment	(j	)	101,008	(8,498)	—

Comprehensive income (loss), U.S. GAAP			$137,218	$(14,928)	$(11,209)

Basic net income (loss) per share, U.S GAAP			$0.23	$(0.26)	$(0.17)
Diluted net Income (loss) per share, U.S. GAAP			$0.22	$(0.26)	$(0.17)

The consolidated statements of cash flows, adjusted to comply with U.S. GAAP, would be as follows:

			2007	2006	2005

Net cash provided by (used in) operating activities:
Under Canadian GAAP			$(23,084)	$(27,494)	$(12,192)
Adjustment for capitalized mineral property amounts	(d	)	(16,098)	—	—

Under U.S. GAAP			$(39,182)	$(27,494)	$(12,192)

Net cash provided by (used in) investing activities:
Under Canadian GAAP			$(158,469)	$45,752	$281
Adjustment for capitalized mineral property amounts	(d	)	16,098	—	—

Under U.S. GAAP			$(142,371)	$45,752	$281

Net cash provided by (used in) financing activities:
Under Canadian GAAP			$107,215	$45,835	$5,977
Restricted cash from flow-through financings	(a	)	(7,862)	—	(4,128)

Under U.S. GAAP			$99,353	$45,835	$1,849

Impact of New Accounting Pronouncements
a)	FASB Statement No. 157: Fair Value Measurements (“SFAS 157”) effective for 2008 establishes a framework for measurement of fair value under generally accepted accounting principles and expands the disclosure requirements covering fair value measurement. In February 2008, the FASB amended SFAS 157 to exclude leasing transactions and to delay the effective date by one year for non financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a non recurring basis. The Company is in the process of determining the effect, if any, the adoption of SFAS 157 will have on its financial statements.

b)	FASB Statement No. 159: The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115 (“SFAS 159”) allows an entity to choose to measure many financial instruments and certain other items at fair value, with subsequent changes in fair value being recognized as unrealized gains or losses in the income statement in the period in which the change occurred. The Statement is effective for fiscal years beginning on or after November 15, 2007. The Company does not expect a material affect on its financial results as a result of adopting this standard.

c)	FASB Statement No. 160: Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS 160”) and FASB Statement No. 141R: Business Combinations (“SFAS 141R”) are both effective for annual periods beginning after December 15, 2008. SFAS 160 requires that third party ownership interests in subsidiaries be presented separately in the equity section of the balance sheet. In addition, the income attributable to the noncontrolling interest will now be included in consolidated net income and will be deducted separately at the bottom of the income statement. SFAS 141R requires that most identifiable assets, liabilities (including obligations for contingent consideration), noncontrolling interests and goodwill be recorded at “full fair value”. Also, for step acquisitions, the acquirer will be required to re-measure its noncontrolling equity investment in the acquiree at fair value as of the date control is obtained and recognize any gain or loss in income. The Company has yet to complete its evaluation of the impact of these pronouncements.

Exhibit 3
FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS
I, E. Peter Farmer, Chief Executive Officer of Denison Mines Corp., certify that:
1.	I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Denison Mines Corp. (the issuer) for the period ending December 31, 2007;

2.	Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.	Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)	evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and
5.	I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: March 28, 2008

Signed by “E. Peter Farmer”
Signature

Chief Executive Officer
Title

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS
I, James R. Anderson, Executive Vice President and Chief Financial Officer, of Denison Mines Corp., certify that:
1.	I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Denison Mines Corp. (the issuer) for the period ending December 31, 2007;

2.	Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.	Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)	evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and
5.	I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: March 28, 2008

Signed by “James R. Anderson”
Signature

Executive Vice President and Chief Financial Officer
Title

Exhibit 4

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Canada

Tel: 416 979-1991 Fax: 416 979-5893

www.denisonmines.com
PRESS RELEASE
DENISON ANNOUNCES COMMENCEMENT OF CONVENTIONAL ORE PROCESSING AT WHITE MESA MILL
Toronto, ON — April 29, 2008, Denison Mines Corp. (“Denison”) (TSX: DML; AMEX: DNN) is pleased to announce that processing of conventional ore at Denison’s White Mesa mill in Utah began on Monday April 28th. Initial testing of the grinding circuit began on April 21st, with the first ore from Tony M mine fed to the leach circuit on April 28, 2008.
Over the next 30 to 45 days, the mill will be processing uranium-only ore from the Tony M operation and will then switch to the uranium/vanadium ores from the company’s Colorado Plateau mines. Currently, there are approximately 150,000 tons of ore from the various Company owned mines on the stockpile at the mill.
The completion of the modernization of the mill’s vanadium circuit and the relining of tailings Cell 4A is continuing on schedule. Ron Hochstein, Denison’s President and COO stated “this is a great achievement by the staff and contractors at White Mesa who have modernized the facility while continuing operations on alternate feed material, and without a lost time accident.”
Denison is projecting production of between 1.4 and 1.7 million pounds of U3O8 and 3.0 to 4.0 million pounds of vanadium pentoxide from White Mesa in 2008. Currently, Denison has approximately 170,000 pounds of U3O8 in inventory from the processing of alternate feed materials in the first four months of 2008.
Denison is also pleased to announce that as a result of prior contractual arrangements, the company is receiving another shipment of high grade alternate feed material that contains about 600,000 pounds U3O8. This material could be processed in parallel with the conventional ore. This would entail construction of a separate circuit. The additional production will all be credited to Denison’s account. The construction and operation of the circuit is conditional upon receipt of regulatory approvals.
About Denison
Denison Mines Corp. is a premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four conventional uranium mills operating in North America today. The Company also has a strong exploration and development portfolio with large land positions in the United States, Canada, Mongolia and Zambia.
For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372

Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison Mines Corp. (“Denison”).
Forward looking statements include, but are not limited to, statements with respect to estimated production; the development potential of Denison’s properties; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 28, 2008 available at www.sedar.com and its Form 40-F available at www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the Annual Information Form and the Form 40-F of the Company for the year ended December 31, 2007 and other continuous disclosure documents filed since December 31, 2007 available at www.sedar.com, for further information relating to their mineral resources and mineral reserves.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

2

Exhibit 5

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Canada

Tel: 416 979-1991 Fax: 416 979-5893

www.denisonmines.com
PRESS RELEASE
DENISON RECEIVES COMMITMENT FOR US$125,000,000 REVOLVING TERM CREDIT FACILITY
Toronto, ON — April 30, 2008, Denison Mines Corp. (“Denison”) (TSX: DML; AMEX: DNN) is pleased to announce that it has received and accepted a commitment letter from The Bank of Nova Scotia for a US$125,000,000 revolving term credit facility (“the facility”).
The facility will be secured by the assets of Denison Mines Inc. (“DMI”), a wholly-owned subsidiary of Denison and guaranteed by Denison. The facility is for a term of three years from the date of closing. Fees under the facility include a stand-by fee of 40-55 basis points on the unutilized commitment. Interest will be payable based on bankers’ acceptances or LIBOR plus a margin of 125-200 basis points.
The facility will be used to finance mining operations in Canada and the United States and the development of uranium projects at Midwest, in Canada and in Zambia and Mongolia.
The facility is subject to customary conditions precedent, including completion of formal documentation, necessary registrations with respect to collateral security, due diligence by the Bank of Nova Scotia and payment of fees.
About Denison
Denison Mines Corp. is a premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four conventional uranium mills operating in North America today. The Company also has a strong exploration and development portfolio with large land positions in the United States, Canada, Mongolia and Zambia.
For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372
Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison Mines Corp. (“Denison”).
Forward looking statements include, but are not limited to, statements with respect to estimated production; the development potential of Denison’s properties, including those of its joint ventures; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”,

“intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; actual results of current exploration activities;; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 28, 2008 available at www.sedar.com and its Form 40-F available at www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the Annual Information Form and the Form 40-F of the Company for the year ended December 31, 2007 and other continuous disclosure documents filed since December 31, 2007 available at www.sedar.com, for further information relating to their mineral resources and mineral reserves.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

2

Exhibit 6
Annual Meeting of Shareholders
REPORT OF VOTING RESULTS
National Instrument 51-102 — Continuous Disclosure Obligations
Section 11.3
The following sets forth a brief description of each matter voted upon at the Corporation’s Annual Meeting of Shareholders held on April 29, 2008 and the outcome of the vote:

Description of Motion		Outcome of Vote
1.	Ordinary resolution approving the election of the following ten (10) nominees to serve as Directors, to hold office until the next Annual Meeting unless his or her office is earlier vacated:	Resolution approved.
John H. Craig
W. Robert Dengler
Brian D. Edgar
E. Peter Farmer
Paul F. Little
Lukas H. Lundin
William A. Rand
Roy J. Romanow
Ron F. Hochstein
Catherine J. G. Stefan

2.	Ordinary resolution approving the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as Auditors of the Corporation, to hold office until the next Annual Meeting of Shareholders, and for the Director to fix their remuneration as such.	Resolution approved.
Attached to this report is a report of Computershare Investor Services Inc., the scrutineers of the Meeting, in respect of each matter.
Dated at Toronto, Ontario this 5th day of May, 2008.
DENISON MINES CORP.
Per:

Signed by	“Brenda Lazare”
Brenda Lazare
Canadian Counsel and Corporate Secretary

DENISON MINES CORP.
ANNUAL GENERAL MEETING OF SHAREHOLDERS
HELD ON APRIL 29, 2008
FINAL SCRUTINEERS’ REPORT

18	SHAREHOLDERS IN PERSON, REPRESENTING	14,966	SHARES
425	SHAREHOLDERS BY PROXY, REPRESENTING	47,162.225	SHARES

443	TOTAL SHAREHOLDERS, HOLDING	47,177,191	SHARES

	TOTAL ISSUED AND OUTSTANDING AS AT RECORD DATE:	189,780,035

	PERCENTAGE OF OUTSTANDING SHARES REPRESENTED AT THE MEETING:	24.86%

/s/ D Munoz DANIELA MUNOZ SCRUTINEER	/s/ M Fong MARG FONG SCRUTINEER
The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered shareholders (and voting instruction forms returned directly to us by non objecting beneficial holders, if applicable) combined with unaudited reports of beneficial holder voting supplied by one or more third parties. As such we are only responsible for and warrant the accuracy of our own tabulation. Computershare is not responsible for and does not warrant the accuracy of the unaudited reports of beneficial holders supplied by third parties.
If Computershare has mailed voting instruction forms directly to non-objecting beneficial holders on behalf of issuers, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. As Computershare. has no direct access to intermediary records, Computershare is unable to reconcile the details of non-objecting beneficial ownership as provided to us with the details of intermediary positions within the records of the Canadian Depository for Securities. In some cases, insufficient shares may be held within intermediary positions at the Depository as at record date to support the shares represented by voting instruction forms received directly from non-objecting beneficial holders or returned to us by third parties. In these cases, overvoting rules are applied as directed by the Chair.
In addition, acting on the instructions of the Chair of (he meeting, we may have included in our report on attendance, the details of beneficial holders attending in person, whose ownership we cannot directly confirm or verify but which may be supported by documentation such as a voting instruction form supplied by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the instructions from the Chair, delivery of which to Computershare is hereby acknowledged by the recipient of this report, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.

DENISON MINES CORP.
ANNUAL GENERAL MEETING OF SHAREHOLDERS
HELD ON APRIL 29, 2008
REPORT ON PROXIES

	NUMBER OF SHARES					PERCENTAGE OF VOTES CAST
MOTIONS	FOR	AGAINST	WITHHELD	SPOILED	NON VOTE	FOR	AGAINST	WITHHELD
Elect John H. Craig as Director	45,786,588	0	1,375,620	17	0	97.08%	0.00%	2.92%
Elect W. Robert Dengler as Director	46,961,482	0	200,743	0	0	99.57%	0.00%	0.43%
Elect Brian D. Edgar as Director	46,128,786	0	1,033,439	0	0	97.81%	0.00%	2.19%
Elect E. Peter Farmer as Director	46,961,748	0	200,460	17	0	99.57%	0.00%	0.43%
Elect Ron F. Hochstein as Director	46,958,911	0	203,314	0	0	99.57%	0.00%	0.43%
Elect Paul F, Little as Director	46,984,422	0	177,803	0	0	99.62%	0.00%	0.38%
Beet Lukas H. Lundin as Director	41,302,658	0	5,859,550	17	0	87.58%	0.00%	12.42%
Elect William A. Rand as Director	43,593,251	0	3,568,974	0	0	92.43%	0.00%	7.57%
Elect Roy J. Romanow as Director	46,937,223	0	225,002	0	0	99.52%	0.00%	0.48%
Elect Catherine J. G. Stefan as Director	46,964,777	0	197,431	17	0	99.58%	0.00%	0.42%
Appointment of PricewaterhouseCoopers LLP as auditors and to authorize the Directors to fix the remuneration of the auditors.	47,087,676	0	74,549	0	0	99.84%	0.00%	0.16%

TOTAL SHAREHOLDERS VOTED BY PROXY: TOTAL SHARES ISSUED OUTSTANDING: TOTAL SHARES VOTED: TOTAL % OF SHARES VOTED:	425 189,780,035 47,162,225 24.85%	/s/ D Munoz DANIELA MUNOZ SCRUTINEER	/s/ M Fong MARG FONG SCRUTINEER

Exhibit 7
Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
Denison Mines Corp. First Quarter 2008 Results
Conference Call Thursday, May 15, 2008
Telephone Conference to be held on May 15 at 8:30 AM Eastern Daylight Time (EDT).
Toronto, ON — May 8, 2008 (TSX: DML; AMEX: DNN) Denison Mines Corp. (“Denison” or the “Company”) announces that the Company will hold a telephone conference with a webcast presentation at 8:30 am EDT on May 15, 2008 to discuss financial results for the First Quarter 2008 for the period ending March 31, 2008.
Please call in 5-10 minutes before the conference starts and stay on the line (an operator will be available to assist you). The Call in number is (416) 641 — 6127.
To view the live presentation, please log on at www.denisonmines.com 10 minutes prior to the call.
Approximately two hours after the call:
•	a replay of the telephone conference will be available at (416) 695 — 5800 and the passcode is 3260745; and

•	the presentation will be available at www.denisonmines.com.
About Denison
Denison Mines Corp. is a premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four conventional uranium mills operating in North America today. The Company also has a strong exploration and development portfolio with large land positions in the United States, Canada, Mongolia and Zambia.
For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372

Exhibit 8

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE	Trading symbols: DML-T, DNN-A
DENISON MINES CORP. REPORTS FIRST QUARTER EARNINGS
Toronto, ON — May 14, 2008... Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: AMEX) today reported its financial results for the three months ended March 31, 2008. All amounts in this release are in U.S. dollars unless otherwise indicated. For a more detailed discussion of our financial results, see management’s discussion and analysis (“MD&A”) following this release.
Consolidated Results
Consolidated net loss was $10,462,000 or $0.06 per share for the three months ended March 31, 2008 compared with a consolidated net loss of $5,066,000 or $0.03 per share for the same period in 2007.
Revenue was $18,181,000 for the three months ended March 31, 2008 compared with $11,719,000 for the three months ended March 31, 2007.
Net cash from operations was $7,622,000 for the three months ended March 31, 2008, compared with net cash used in operations of $5,442,000 for the three months ended March 31, 2007.
In March 2008, the Zambian government enacted previously announced legislation which increased the income tax rate for mining companies from 25% to 30%. As a result the Company increased its future income taxes related to its Zambian assets thereby reducing net income by $10,740,000.
The Company expenses exploration expenditures on mineral properties not sufficiently advanced to identify their development potential. Exploration expenditures expensed totalled $6,565,000 for the three months ended March 31, 2008 compared to $5,049,000 for the three months ended March 31, 2007.
Significant events in the first quarter include:
•	Denison sold 50,000 pounds U3O8 during the quarter from U.S. production at an average price of $90.25 per pound and 147,000 pounds U3O8 from its Canadian production under the existing long-term contracts at an average price of $71.54 per pound.

•	Spot prices for U3O8 decreased from $90.00 per pound at December 31, 2007 to $71.00 per pound at March 31, 2008 as quoted by Ux Consulting. The long-term price for U3O8 remained at $95.00 per pound throughout the quarter but has subsequently been quoted at $90.00 per pound at April 30, 2008.

•	Denison added to its management depth with two new executive appointments. Curt Steel was appointed Vice President, Marketing and Sales and Philip Buck was appointed as Vice President, U.S. Mining.

•	Denison received an independent resource estimate on the Midwest A deposit on the Midwest property in the Athabasca Basin. The report entitled “Technical Report on the Midwest A Uranium Deposit Saskatchewan, Canada” dated January 31, 2008, (available on SEDAR at www.sedar.com or on the Company’s website) identified indicated mineral resources for the Midwest A deposit of 5.8 million pounds of U3O8 (the Company’s share 1.5 million pounds) at an average grade of 0.57% U3O8 and inferred mineral resources containing 4.3 million pounds (the Company’s share 1.1 million pounds) at an average grade of 21.2% U3O8 based on a 0.05% eU (or 0.06% U3O8) cut-off grade.

Revenue
Uranium sales revenue for the first quarter was $16,178,000. Sales from U.S. production were 50,000 pounds U3O8 at an average price of $90.25 per pound. Sales of Canadian production were 147,000 pounds U3O8 at an average price of $71.54 per pound. Uranium sales revenue in the 2007 period totaled $8,313,000 for the net sale of 115,000 pounds U3O8 from Canadian production at an average sales price of $62.27 per pound.
Denison currently markets its uranium from the McClean Lake joint venture jointly with AREVA Resources Canada Inc. (“ARC”). Denison’s share of current contracted sales volumes jointly marketed with ARC is set out in the table below:
Current Contracted Sales Volumes (1)
(pounds U3O8 x 1000)

(in thousands)	2008	2009	Pricing

Market Related	590	440	80% to 85% of Spot
Legacy Base Escalated	220	0	$20.00 to $26.00
Legacy Market Related	140	0	96% of Spot

Notes:

(1)	Assumes customers take maximum quantities permitted by contract
Agreements with AREVA call for production to be allocated first to the market related contracts with any surplus to be apportioned evenly over the legacy contracts. The legacy base-escalated contracts have pricing formulas that result in sales prices well below current market prices.
It is anticipated that the joint marketing of Canadian uranium production will cease at the end of 2008 except for the market related category above. Future long-term sales agreements for the Company’s uranium inventory and production are expected to be primarily under market-related contracts with appropriate floor prices. The Company has one such contract for the sale of 17% of the White Mesa mill production commencing in 2008 for up to 6.5 million pounds with a minimum of 250,000 pounds in 2008 increasing to a minimum of 1 million pounds by 2011. The sales price is 95% of the published long-term price for the month prior to delivery with a floor price of $45.00. No other new sales contracts are in place at this time.
Revenue from the environmental services division was $1,141,000 for the three months ended March 31, 2008 compared to $774,000 in the same period in 2007. Revenue from the management contract with Uranium Participation Corporation was $839,000 for the three months ended March 31, 2008 compared to $484,000 for the first quarter of 2007.
Uranium Production
The McClean Lake joint venture produced 591,000 pounds U3O8 for the three months ended March 31, 2008 compared with 455,000 pounds U3O8 for the three months ended March 31, 2007. Denison’s 22.5% share of production totaled 133,000 and 102,000 pounds respectively.
Production at the White Mesa mill from alternate feed milling was 54,000 pounds U3O8 for the three months ended March 31, 2008 compared to 81,000 pounds U3O8 for the same period in 2007.
Mineral Property Exploration
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, the U.S. and Mongolia. For the three months ended March 31, 2008 exploration expenditures totaled $6,565,000 as compared to $5,049,000 for the three months ended March 31, 2007.
A majority of the exploration expenditures during the period were spent in the Athabasca Basin region of northern Saskatchewan. Denison is engaged in uranium exploration on advanced projects in this region of Canada as part of the ARC operated McClean and Midwest joint ventures. A significant discovery, termed the Midwest A deposit (formerly the Mae Zone) located 3 kilometres northeast of the proposed Midwest open pit, was drilled this past winter. Denison is also participating in a total of 34 other exploration projects concentrated in the productive Southeast margin of the Athabasca Basin. Denison’s share of exploration spending on its Canadian properties totaled $6,410,000 of which $5,928,000 was expensed in the statement of operations for the three months ended March 31, 2008. Exploration spending totaled $5,154,000 of which $4,835,000 was expensed in the statement of operations for the three months ended March 31, 2007.
Exploration expenditures of $329,000 for the three months ended March 31, 2008 ($147,000 for the three months ended March 31, 2007) were spent in Mongolia on the Company’s joint venture. Exploration expenditures will increase in the second and third quarter this year. The Company has a 70% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. Additional expenditures for development of the GSJV’s Hairhan uranium deposits have also been incurred.
General and Administrative
General and administrative expenses were $4,120,000 for the three months ended March 31, 2008 compared with $2,902,000 for the three months ended March 31, 2007. The increase was primarily the result of a ramping up of the Company’s operations, the acquisition and implementation of new information and financial systems and an increase in public company expenses due to additional compliance costs. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.
Other Income and Expenses
Other income totaled $2,226,000 for the three months ended March 31, 2008 compared with $558,000 for the three months ended March 31, 2007. During the 2008 period, other income consists primarily of interest income, foreign exchange gains and gains on the Company’s restricted investments.
Outlook for 2008
Mining and Production
Canada
Mining at the Sue E pit at McClean Lake in northern Saskatchewan was completed in the first quarter of 2008. Mining of the Sue B deposit, which contains approximately 1.4 million pounds U3O8, has commenced.
Milling of the stockpiled Sue E ore is ongoing and U3O8 production at McClean Lake in 2008, which will be primarily ore from Sue E, is expected to be 3.2 million pounds of which Denison’s share is 720,000 pounds.
United States
Four mines are operating on the Colorado Plateau with production from the Sunday, Pandora, Topaz and West Sunday mines running at about 350 tons per day. At the Tony M mine within the Henry Mountains Complex, located in Utah, production is currently approximately 170 tons per day and will ramp up to 300 tons per day by mid-2008 eventually climbing to 450 tons per day by year end. Production from these mines is being hauled to Denison’s White Mesa mill and is currently being stockpiled. At March 31, 2008, a total of 133,000 tons had been shipped to the mill. Mine development work has begun at the Company’s Arizona 1 mine on the Arizona Strip located in northeastern Arizona. Ore production from this mine is anticipated by mid-2008.
Processing of conventional ore at the mill began on April 28, 2008. For approximately 4-6 weeks, the mill will process uranium-only ore from the Tony M mine and will then switch to the uranium/vanadium ores from the Company’s Colorado Plateau mines. Completion of the modernization of the mill’s vanadium circuit and the relining of tailings cell 4A is continuing on schedule. Once relining of cell 4A is completed, the company will apply for an operating permit which is expected to be received by July 2008.
The Company expects to produce 1.4 to 1.7 million pounds U3O8 and 3 to 4 million pounds V2O5 during 2008 at the White Mesa mill.
Sales
The Company expects to sell 1.8 to 1.9 million pounds of U3O8 in 2008 including 1.1 to 1.2 million pounds from U.S. production. It also anticipates selling 3 million pounds of vanadium. Vanadium prices are quite volatile but have recently risen to a level of $13 to $14 per pound V2O5 from an average of $7.00 to $8.00 per pound in 2007. Most of Denison’s sales of uranium and vanadium from U.S. production will occur in the third and fourth quarters of the year.

Exploration (1)
Athabasca Basin
In the Athabasca Basin, Denison is participating in 36 exploration projects, primarily located in the southeast part of the Basin and within trucking distance of all the three operating mills in the area.
Denison and its joint venture partners carried out an extensive exploration program during the winter of 2008. A total of 27,503 metres in 111 holes were drilled on 11 of Denison’s 36 Athabasca Basin projects. Favorable results were returned from the 49% owned Park Creek project, the 60% owned Wheeler River project, and the 60% owned Bell Lake project. While no economic mineralization was returned, anomalous mineralized drill hole intersections at Wheeler and Park were the longest ever made on these projects, demonstrating that size potential exists. At Bell, the first instance of anomalous mineralization was noted and this fact alone warrants follow up. Work by operator ARC on the Midwest program tested the north extension of the Midwest deposit, and intersected 10.7 metres of 1.0% eU3O8 in an area approximately 500 metres north of the pit bottom. This area is a potential target for future drilling programs.
Denison’s exploration spending in 2008 in the Athabasca Basin is expected to total $15,300,000.
Southwest United States
Denison is planning on spending $2,000,000 on its U.S. exploration program this year once regulatory approval is obtained. The program will be focused on exploring near its existing operations on the Colorado Plateau. The program is projected to entail an estimated 149,000 feet (45,000 metres) of drilling.
Mongolia
In Mongolia, fieldwork commenced early in the second quarter on an 85,000 metre drill program on six projects. Drilling on two of these projects, Hairhan and Haraat, is in support of ongoing development and pre-feasibility work. Work at Hairhan is well advanced in final design of baseline wells, monitoring wells, and ISR test site pump wells which will be installed in support of the planned ISR pilot plant next year. Work at Haraat will initially start with the drilling of fifteen hole large diameter cores to provide material for metallurgical testwork on extensive known yet unclassified mineralization above the water table. Drilling to increase resources in these two deposits will be simultaneous with the development drilling. About $11,500,000 will be spent on the Mongolia projects this year.
Zambia
In Zambia, development drilling has been ongoing since the start of the year, where a total of 15,281 metres has been drilled in 2008, primarily on the Mutanga and Dibwe proposed pits and extensions. (In total, 19,331 metres have been drilled since the start of the program in the fall of 2007). A seven ton shipment of metallurgical core was delivered to a pilot plant facility in Australia, where it will undergo process metallurgical studies in the second and third quarters in support of feasibility work. At this time 60% of the Mutanga deposit has been grid drilled and rigs have moved to the Dibwe to drill that deposit to potentially expand and increase the confidence of the resource base. Plans are currently under way for a helicopter radiometric survey to aid exploration away from the Dibwe-Mutanga corridor, where other historic radiometric anomalies are known to exist. The Mutanga programs will cost about $23,100,000 in 2008.

(1)	The grades reported herein are equivalent U or U3O8 grades based on down hole radiometric probing at a cut-off grade of 0.1% eU as reported by ARC; geochemical corroborative assay results have not been completed at this time. All intersections and geological interpretations are based on diamond drill core only and mineralized intervals may not represent true thickness. For a description of the quality assurance program and quality control measures applied by both ARC and Denison during the above described work, please see Denison’s Annual Information Form filed under the Company’s profile on March 28, 2008 on the SEDAR website at www.sedar.com.
The technical information contained in this press release relating to the above described exploration activities is reported and verified by William C. Kerr, Denison’s Vice-President, Exploration, who is a “qualified person” as defined in National Instrument 43-101.
Liquidity
The Company had cash and cash equivalents at March 31, 2008 of $7,124,000 and portfolio investments with a market value of $25,602,000. The company has put in place a temporary Cdn$55,000,000 uncommitted, secured revolving credit facility. The Company is also in the process of completing a US$125,000,000 committed revolving term credit facility for a term of three years which will replace the temporary facility.

Objectives for 2008
At year end, the Company set the following objectives for 2008:
•	Increase U3O8 production by over 200% to 2.1 to 2.4 million pounds

•	Produce 3.0 to 4.0 million pounds of vanadium (V2O5)

•	Sell 1.7 million pounds U3O8 and 3.0 million pounds V2O5 at or near market prices

•	Develop three new near-term projects: Midwest, Mongolia and Mutanga

•	Pursue aggressive exploration program for long-term growth

•	Attract and retain great people
Conference Call
Denison is hosting a conference call on May 15, 2008 starting at 8:30 A.M. (Toronto time) to discuss the first quarter 2008 results. The webcast will be available live through a link on Denison’s website www.denisonmines.com and by telephone at 416-641-6127. A recorded version of the conference call will be available by calling 416-695-5800 (password: 3260745) approximately two hours after the conclusion of the call. The presentation will also be available at www.denisonmines.com.
Additional Information
Additional information on Denison is available on SEDAR at www.sedar.com and on the Company’s website at www.denisonmines.com.
About Denison
Denison Mines Corp. is the premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four conventional uranium mills operating in North America today. The Company also has a strong exploration and development portfolio with large land positions in the United States, Canada, Zambia and Mongolia.
For further information contact:

E. Peter Farmer Chief Executive Officer	(416) 979-1991 Extension 231

Ron Hochstein President and Chief Operating Officer	(416) 979-1991 Extension 232

James R. Anderson Executive Vice President and Chief Financial Officer	(416) 979-1991 Extension 372
Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Forward looking statements include, but are not limited to, statements with respect to estimated production; the development potential of Denison’s properties, including those of its joint ventures; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined;

future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 28, 2008 available at www.sedar.com and its Form 40-F available at www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the Annual Information Form and the Form 40-F of the Company for the year ended December 31, 2007 and other continuous disclosure documents filed since December 31, 2007 available at www.sedar.com, for further information relating to their mineral resources and mineral reserves.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)

INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of May 14, 2008 and should be read in conjunction with, and is qualified by, the Company’s unaudited consolidated financial statements and related notes for the three months ended March 31, 2008. The financial statements are prepared in accordance with generally accepted accounting principles in Canada. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.
Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at sec.gov/edgar.shtml
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison.
Forward-looking statements include, but are not limited to, statements with respect to estimated production; the expected effects of possible corporate transactions and the development potential of Denison’s properties; the future price of uranium, vanadium, nickel and cobalt; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting timelines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans,” “expects” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” forecasts,” “intends,” “anticipates” or “does not anticipate,” or “believes,” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will be taken,” “occur” or “be achieved.”
Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, amount of material mined or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium, vanadium, nickel and cobalt; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities and other factors listed under the heading “Risk Factors” in the MD&A for the year ended December 31, 2007. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, which only apply as of the date hereof, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.
OVERVIEW
Denison is a diversified, growth-oriented, intermediate uranium producer with active uranium mining operations in both the U.S. and Canada and development projects in Canada, Zambia and Mongolia. Denison expects production of 3.6 to 6.0 million pounds of uranium oxide in concentrates (“U3O8”) by 2011. Denison’s assets include an interest in 2 of the 4 licensed and operating conventional uranium mills in North America, with its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. Both mills are fully

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)

permitted and operating. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. The Company is also in the business of recycling uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at the Company’s White Mesa mill.
Denison enjoys a global portfolio of world-class exploration projects, including properties in close proximity to the Company’s mills in the Athabasca Basin in Saskatchewan and in the Colorado Plateau, Henry Mountains and Arizona Strip regions of the southwestern United States. Denison also has exploration and development properties in Mongolia, Zambia and, indirectly through its investments in Australia.
Denison is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride. Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division.
Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the American Stock Exchange (the “AMEX”) under the symbol “DNN”.
SELECTED ANNUAL FINANCIAL INFORMATION
The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the three months ended March 31, 2008, and 2007.

	Three Months ended	Three Months ended
	March 31,	March 31,
(in thousands)	2008	2007

Results of Operations:
Total revenues	$18,181	$11,719
Net income (loss)	(10,462)	(5,066)
Basic and diluted earnings (loss)	(0.06)	(0.03)
per share

	As at March 31,	As at December 31,
	2008	2007

Financial Position:
Working capital	$42,114	$75,915
Long-term investments	18,073	20,507
Property, plant and equipment	734,336	727,823
Total assets	973,126	1,001,581
Total long-term liabilities	$191,964	$175,081

RESULTS OF OPERATIONS
General
The Company recorded a net loss of $10,462,000 ($0.06 per share) for the three months ended March 31, 2008 compared with a net loss of $5,066,000 ($0.03 per share) for the same period in 2007.
Revenues totaled $18,181,000 for the 2008 period compared with $11,719,000 for 2007. Expenses totaled $24,287,000 in 2008 compared with $17,589,000 for the 2007 period. Net other income totaled $2,226,000 for the three months ended March 31, 2008 compared with $558,000 for the same period in 2007.
Revenues
Uranium sales revenue for the quarter was $16,178,000. Sales from U.S. production were 50,000 pounds U3O8 at an average price of $90.25 per pound. Sales of Canadian production were 147,000 pounds U3O8 at an average price of

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)

$71.54 per pound. Amortization of the fair value increment related to the DMI sales contracts totaled $906,000 for the quarter. Reported revenue is also impacted by the effect of foreign currency transactions.
Uranium sales revenue in the 2007 period totaled $8,313,000 for the net sale of 115,000 pounds U3O8 from Canadian production at an average sales price of $62.27 per pound and from amortization of the fair value increment related to the long-term sales contracts of DMI in the amount of $1,152,000.
Denison currently markets its uranium from the McClean Lake joint venture jointly with AREVA Resources Canada Inc. (“ARC”). Denison’ share of current contracts sales volumes jointly marketed with ARC is set out in the table below:
Current Contracted Sales Volumes(1)
(pounds U3O8 x 1000)

(in thousands)	2008	2009	Pricing

Market Related	590	440	80% to 85% of Spot
Legacy Base Escalated	220	0	$20.00 to $26.00
Legacy Market Related	140	0	96% of Spot

Notes:

(1)	Assumes customers take maximum quantities permitted by contract
Agreements with AREVA call for production to be allocated first to the market related contracts with any surplus to be apportioned evenly over the legacy contracts. The legacy base-escalated contracts have pricing formulas that result in sales prices well below current market prices.
It is anticipated that the joint marketing of Canadian uranium production will cease at the end of 2008 except for the market related category above. Future long-term sales agreements for the Company’s uranium inventory and production are expected to be primarily under market related contracts with appropriate floor prices. The Company currently has one such contract in place for the sale of 17% of the White Mesa mill production commencing in 2008 up to 6.5 million pounds with a minimum of 250,000 pounds in 2008 increasing to a minimum of 1 million pounds by 2011. The sales price is 95% of the published long-term price for the month prior to delivery with a floor price of $45.00. No other new sales contracts are in place at this time.
Revenue from the environmental services division was $1,141,000 for the three months ended March 31, 2008 compared to $774,000 in the comparable 2007 period. Revenue from the management contract with Uranium Participation Corporation was $839,000 for the three months ended March 31, 2008 compared to $484,000 in the same period in 2007.
Operating Expenses
Milling and Mining Expenses
The McClean Lake joint venture produced 591,000 pounds U3O8 for the three months ended March 31, 2008 compared with 455,000 pounds U3O8 for the three months ended March 31, 2007. Denison’s 22.5% share of production totaled 133,000 and 102,000 pounds respectively.
Unit production cash costs in Canada are driven primarily by production volumes as the majority of costs do not vary with volume. These fixed costs for the McClean operations total approximately Cdn$46 million per year so as production volumes increase, the cost per pound decreases. Reagent costs are in addition to this cost as are amortization, depletion and depreciation costs. Production by the joint venture in 2008 is expected to be 3.2 million pounds U3O8.
Production at the White Mesa mill from alternate feed milling was 54,000 pounds U3O8 for the three months ended March 31, 2008 compared to 81,000 pounds U3O8 for the same period in 2007.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Sales Royalties and Capital Taxes
Sales royalties and capital taxes totaled $809,000 for the three months ended March 31, 2008 compared with $545,000 for the same period in 2007. Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays Saskatchewan capital taxes based on the greater of 3.1% of gross uranium sales and capital tax otherwise computed under the Saskatchewan Corporation Capital Tax Act. The Saskatchewan government also imposes a tiered royalty which ranges from 6% to 15% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. Denison has sufficient mill and mine capital and expansion allowances available or anticipated to shelter it from the tiered royalty at current uranium prices for at least 2008.
MINERAL PROPERTY EXPLORATION
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, the U.S. and Mongolia. For the three months ended March 31, 2008 exploration expenditures totaled $6,565,000 compared to $5,049,000 for the three months ended March 31, 2007.
A majority of the exploration expenditures during the period were spent in the Athabasca Basin region of northern Saskatchewan. Denison is engaged in uranium exploration on advanced projects in this region of Canada as part of the ARC operated McClean and Midwest joint ventures. A significant discovery, termed the Midwest A deposit (formerly the Mae Zone) located 3 km northeast of the proposed Midwest open pit, was drilled this past winter. Denison is also participating in a total of 34 other exploration projects concentrating in the productive southeast margin of the Athabasca Basin. Denison’s share of exploration spending on its Canadian properties totaled $6,410,000 of which $5,928,000 was expensed in the statement of operations for the three months ended March 31, 2008. For the three months ended March 31, 2007, exploration spending totaled $5,154,000 of which $4,835,000 was expensed for the three months ended March 31, 2007.
Exploration expenditures of $329,000 for the three months ended March 31, 2008 ($147,000 for the three months ended March 31, 2007) were spent in Mongolia on the Company’s joint venture. The Company has a 70% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. Additional expenditures for development of the GSJV’s Hairhan uranium deposits have also been incurred.
General and Administrative
General and administrative expenses were $4,120,000 for the three months ended March 31, 2008 compared with $2,902,000 for the three months ended March 31, 2007. The increase was primarily the result of a ramping up of the Company’s operations, the acquisition and implementation of new information and financial systems and an increase in public company expenses due to additional compliance costs and an increase in stock based compensation costs. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.
Other Income and Expenses
Other income (expense) totaled $2,226,000 for the three months ended March 31, 2008 compared with $558,000 for the three months ended March 31, 2007. During the current period, this consists primarily of interest income, foreign exchange gains and gains on the Company’s restricted investments.
Income Taxes
The Company has provided for a current tax expense of $1,169,000 and for a future tax expense of $5,413,000. In March, 2008, the Zambian government enacted legislation which increased the income tax rate for mining companies from 25% to 30%. Accordingly, the Company recorded a future tax expense of $10,740,000 in the quarter to adjust the future income tax liability. This amount has been partially offset by the recognition of previously unrecognized Canadian tax assets of $5,195,000.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Outlook for 2008
Mining and Production
Canada
Mining at the Sue E pit at McClean Lake in northern Saskatchewan was completed in the first quarter of 2008. Mining of the Sue B deposit, which contains approximately 1.4 million pounds U3O8, has commenced. Milling of the stockpile Sue E ore is ongoing and U3O8 production at McClean Lake in 2008 is expected to be 3.2 million pounds of which Denison’s share is 720,000 pounds.
United States
Four mines are operating on the Colorado Plateau with production from the Sunday, Pandora, Topaz and West Sunday mines running at about 350 tons per day. At the Tony M mine within the Henry Mountains Complex, located in Utah, production is currently approximately 170 tons per day and will ramp up to 300 tons per day by mid-2008 eventually climbing to 450 tons per day by year end. Production from these mines is being hauled to Denison’s White Mesa mill and is currently being stockpiled. At March 31, 2008, a total of 133,000 tons had been shipped to the mill. Mine development work has begun at the Company’s Arizona 1 mine on the Arizona Strip located in northeastern Arizona. Ore production from this mine is anticipated by mid-2008.
Processing of conventional ore at the mill began on April 28, 2008. For approximately 4-6 weeks, the mill will process uranium-only ore from the Tony M mine and will then switch to the uranium/vanadium ores from the Company’s Colorado Plateau mines. Completion of the modernization of the mill’s vanadium circuit and the relining of tailings cell 4A is continuing on schedule. Once relining of cell 4A is completed, the company will apply for an operating permit which is expected to be received by this summer.
The Company expects to produce 1.4 to 1.7 million pounds U3O8 and 3 to 4 million pounds V2O5 during 2008 at the White Mesa mill.
Sales
The Company expects to sell 1.8-1.9 million pounds of U3O8 in 2008 including 1.1-1.2 million pounds from U.S. production. It also anticipates selling 3 million pounds of vanadium. Vanadium prices are quite volatile but have recently risen to a level of $13 to $14 per pound V2O5 from an average of $7.00 to $8.00 per pound in 2007. Most of Denison’s sales of uranium and vanadium from U.S. production will occur in the third and fourth quarters of the year.
Exploration (1)
Athabasca Basin
In the Athabasca Basin, Denison is participating in 36 exploration projects, primarily located in the southeast part of the Basin and within trucking distance of all the three operating mills in the area.
Denison and its joint venture partners carried out an extensive exploration program during the winter of 2008. A total of 27,503 metres in 111 holes were drilled on 11 of Denison’s 36 Athabasca basin projects. Favorable results were returned from the 49% owned Park Creek project, the 60% owned Wheeler River project, and the 60% owned Bell Lake project. While no economic mineralization was returned, anomalous mineralized drill hole intersections along the core at Wheeler and Park were the longest ever made on these projects, demonstrating that size potential exists. At Bell, the first instance of anomalous mineralization was noted and this fact alone warrants follow up. Work by operator ARC on the Midwest program tested the north extension of the Midwest deposit and intersected 10.7 metres of 1.0% eU3O8 in an area approximately 500 metres north of the pit bottom. This area is a potential target for future drilling programs.
Denison’s exploration spending in 2008 in the Athabasca Basin is expected to total $15,300,000.
Southwest United States
Denison is planning on spending $2,000,000 on its 2008 U.S. exploration program this year once regulatory approval is obtained. The program will be focussed on exploring near its existing operations on the Colorado Plateau. The program is projected to entail an estimated 149,000 feet (45,000 metres) of drilling.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Mongolia
In Mongolia, fieldwork commenced early in the second quarter on an 85,000 metre drill program on six projects. Drilling on two of these projects, Hairhan and Haraat, is in support of ongoing development and pre-feasibility work. Work at Hairhan is well advanced in final design of baseline wells, monitoring wells, and ISR test site pump wells which will be installed in support of the planned ISR pilot plant next year. Work at Haraat will initially start with the drilling of fifteen hole large diameter cores to provide material for metallurgical testwork on extensive known yet unclassified mineralization above the water table. Drilling to increase resources in these two deposits will be simultaneous with the development drilling. About $11,500,000 will be spent on the Mongolia projects this year.
Zambia
In Zambia, development drilling has been ongoing since the start of the year, where a total of 15,281 metres has been drilled in 2008, primarily on the Mutanga and Dibwe proposed pits and extensions. (In total, 19,331 metres have been drilled since the start of the program in the fall of 2007). A seven ton shipment of metallurgical core was delivered to a pilot plant facility in Australia, where it will undergo process metallurgical studies in the second and third quarters in support of feasibility work. At this time 60% of the Mutanga deposit has been grid drilled and rigs have moved to the Dibwe to drill that deposit to potentially expand and increase the confidence of the resource base. Plans are currently under way for a helicopter radiometric survey to aid exploration away from the Dibwe-Mutanga corridor, where other historic radiometric anomalies are known to exist. The Mutanga programs will cost about $23,100,000 in 2008.
(1) The grades reported herein are equivalent U or U3O8 grades based on down hole radiometric probing at a cut-off grade of 0.1% eU as reported by ARC; geochemical corroborative assay results have not been completed at this time. All intersections and geological interpretations are based on diamond drill core only and mineralized intervals may not represent true thickness. For a description of the quality assurance program and quality control measures applied by both ARC and Denison during the above described work, please see Denison’s Annual Information Form filed under the Company’s profile on March 28, 2008 on the SEDAR website at www.sedar.com.
The technical information contained in this MD&A relating to the above described exploration activities is reported and verified by William C. Kerr, Denison’s Vice-President, Exploration, who is a “qualified person” as defined in National Instrument 43-101.
LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents were $7,124,000 at March 31, 2008 compared with $19,680,000 at December 31, 2007. The decrease of $12,556,000 was due primarily to expenditures of $27,209,000 for property, plant and equipment financed by an increase in bank debt of $8,954,000 and cash from operations of $7,622,000
Net cash from operating activities was $7,622,000 during the quarter. Net cash from operating activities is comprised of net income for the period, adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the period include decreases of $17,622,000 in trade and other receivables and an increase of $10,628,000 in inventories. The decrease in trade and other receivables is primarily the result of uranium sales in the quarter. The increase in inventories during the quarter consists primarily of the increase in ore in stockpile.
Net cash used in investing activities was $27,698,000 during 2006 consisting primarily of expenditures on property, plant and equipment of $27,209,000.
Net cash from financing activities consisted of $8,954,000 from bank debt and $242,000 from the exercise of stock options and warrants.
In total, these sources and uses of cash resulted in a net cash outflow of $12,556,000 during the quarter.
The Company has put in place a temporary Cdn$55,000,000 uncommitted, secured revolving credit facility with the Bank of Nova Scotia. It is secured by the assets of Denison Mines Inc. A commitment letter from the Bank of Nova Scotia for a $125,000,000 committed revolving term credit facility has been accepted by the Company. This loan which has a three year term will replace the temporary facility and should be completed during the second quarter.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)

TRANSACTIONS WITH RELATED PARTIES
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of Cdn$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between Cdn$100,000,000 and Cdn$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of Cdn$200,000,000; c) a fee of Cdn$200,000 upon the completion of each equity financing where proceeds to UPC exceed Cdn$20,000,000; d) a fee of Cdn$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6 ) of business where the gross value of such transaction exceeds Cdn$20,000,000 (“an initiative”); and e) an annual fee up to a maximum of Cdn$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative.
In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of UPC.
The Company has also provided temporary revolving credit facilities to UPC which generate interest and stand-by fee income. No such facilities were in place during the three month period ended March 31, 2008.
The following transactions were incurred with UPC for the three months ended March 31:

	Three Months	Three Months
	Ended	Ended
(in thousands)	March 31, 2008	March 31, 2007

Fees earned from UPC included in revenue:
Management fees, including out-of-pocket expenses	$616	$484
Commission fees on purchase and sale of uranium	223	—
Fees earned from UPC included in other income:
Loan interest under credit facility	—	166
Standby fee under credit facility	—	8

Total fees earned from UPC	$839	$658

At March 31, 2008, accounts receivable includes $587,000 due from UPC with respect to the fees indicated above.
During the three months ended March 31, 2008, the Company incurred management and administrative service fees of $44,000 (three months ended March 31, 2007: $46,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver at a rate of Cdn$18,000 per month plus expenses. At March 31, 2008, no amount was due to this company.
OUTSTANDING SHARE DATA
At May 14, 2008, there were 189,780,035 common shares issued and outstanding, 8,420,454 stock options outstanding to purchase a total of 8,420,454 common shares and warrants outstanding to purchase a total of 9,564,914 common shares, for a total of 207,765,403 common shares on a fully-diluted basis.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)

CHANGES IN ACCOUNTING POLICIES
The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) Handbook effective January 1, 2008:
a)	CICA Handbook Section 3031 “Inventories” which provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. There was no impact to the Company’s financial results from adopting this standard.

b)	CICA Handbook Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation” which requires disclosures in the financial statements that will enable users to evaluate: the significance of financial instruments for the company’s financial positions and performance; the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date; and how the company manages those risks.

c)	CICA Handbook Section 1535 “Capital Disclosures” which requires the disclosure of both qualitative and quantitative information that enable users to evaluate the company’s objectives, policies and processes for managing capital.
ACCOUNTING STANDARD ISSUED BUT NOT YET ADOPTED
The CICA has issued the following accounting standards which are effective for the Company’s fiscal years beginning on or after January 1, 2009.
a)	CICA Handbook Section 3064 “Goodwill and intangible assets” which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27 “Revenues and expenses during the pre-operating period”. As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.
The Company has not yet determined the impact of adopting the above accounting standards.
RISK FACTORS
There are a number of factors that could negatively affect Denison’s business and the value of Denison’s securities, including the factors listed in the Company’s Annual Information Form and in the Company’s annual MD&A dated March 18, 2008 available at www.sedar.com and Form 40-F available at www.sec.gov. The information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Denison in the future.

DENISON MINES CORP.
Consolidated Balance Sheets
(Unaudited — Expressed in thousands of U.S. dollars)

	At March 31	At December 31
	2008	2007

ASSETS
Current
Cash and equivalents	$7,124	$19,680
Trade and other receivables	21,463	39,667
Note receivables	422	455
Inventories (Note 3)	32,731	30,921
Investments (Note 4)	7,529	13,930
Prepaid expenses and other	1,311	1,492

	70,580	106,145

Inventories – ore in stockpiles (Note 3)	6,781	—
Investments (Note 4)	18,073	20,507
Property, plant and equipment, net (Note 5)	734,336	727,823
Restricted investments (Note 6)	18,698	17,797
Intangibles (Notes 7)	6,524	6,979
Goodwill (Notes 8)	118,134	122,330

	$973,126	$1,001,581

LIABILITIES
Current
Accounts payable and accrued liabilities	$21,360	$22,642
Current portion of long-term liabilities:
Post-employment benefits (Note 9)	390	404
Reclamation and remediation obligations (Note 10)	546	565
Debt and other long-term liabilities (Note 11)	6,170	6,619

	28,466	30,230

Deferred revenue	2,633	2,359
Provision for post-employment benefits (Note 9)	3,830	4,030
Reclamation and remediation obligations (Note 10)	19,448	19,824
Debt and other long-term liabilities (Note 11)	15,197	7,343
Future income tax liability (Note 21)	150,856	141,525

	220,430	205,311

SHAREHOLDERS’ EQUITY
Share capital (Note 12)	658,092	662,949
Share purchase warrants (Note 13)	11,728	11,728
Contributed surplus (Notes 14 & 15)	25,916	25,471
Deficit	(25,296)	(14,834)
Accumulated other comprehensive income (Note 16)
Unrealized gains on investments	9,765	18,100
Cumulative foreign currency translation gain	72,491	92,856

	752,696	796,270

	$973,126	$1,001,581

Issued and outstanding common shares (Note 12)	189,780,035	189,731,635

Contingent liabilities and commitments (Note 22)
See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Operations and Deficit and Comprehensive Income (Loss)
(Unaudited — Expressed in thousands of U.S. dollars except for per share amounts)

	Three Months	Three Months
	Ended	Ended
	March 31, 2008	March 31, 2007

REVENUES (Note 18)	$18,181	$11,719

EXPENSES

Operating expenses	12,793	9,093
Sales royalties and capital taxes	809	545
Mineral property exploration	6,565	5,049
General and administrative	4,120	2,902

	24,287	17,589

Loss from operations	(6,106)	(5,870)
Other income, net (Note 17)	2,226	558

Loss for the period before taxes	(3,880)	(5,312)

Income tax recovery (expense) (Note 21):
Current	(1,169)	—
Future	(5,413)	246

Loss for the period	$(10,462)	$(5,066)

Deficit, beginning of period	(14,834)	(62,078)

Deficit, end of period	$(25,296)	$(67,144)

Loss for the period	$(10,462)	$(5,066)
Other comprehensive income (loss) (Note 16)
Change in foreign currency translation	(20,365)	6,770
Change in unrealized gain on investments – net	(8,335)	17,590

Comprehensive income (loss)	$(39,162)	$19,294

Net loss per share:
Basic and diluted	$(0.06)	$(0.03)

Weighted-average number of shares outstanding (in thousands):
Basic	189,772	188,022
Diluted	192,307	191,647

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Cash Flows
(Unaudited — Expressed in thousands of U.S. dollars)

	Three months	Three months
	Ended	Ended
CASH PROVIDED BY (USED IN):	March 31, 2008	March 31, 2007

OPERATING ACTIVITIES
Net loss for the period	$(10,462)	$(5,066)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	6,099	2,261
Stock-based compensation	613	344
Gains on restricted investments	(500)	(30)
Equity in loss of Fortress Minerals Corp.	—	884
Change in future income taxes	5,413	(247)
Net change in non-cash working capital items
Trade and other receivables	17,662	(2,274)
Inventories	(10,628)	(2,386)
Prepaid expenses and other assets	163	120
Accounts payable and accrued liabilities	(699)	3,058
Post-employment benefits	(121)	(97)
Reclamation and remediation obligations	(192)	(84)
Deferred revenue	274	(1,925)

Net cash from (used in) operating activities	7,622	(5,442)

INVESTING ACTIVITIES
Decrease (increase) in notes receivable	33	(512)
Purchase of long-term investments	(48)	(44,504)
Expenditures on property, plant and equipment	(27,209)	(9,327)
Increase in restricted investments	(474)	(302)

Net cash used in investing activities	(27,698)	(54,645)

FINANCING ACTIVITIES
Increase (decrease) in long-term debt	8,954	(8)
Deposits in advance of shares issued	—	5,856
Issuance of common shares for:
Private placements	—	86,626
Exercise of stock options and warrants	242	2,349

Net cash from financing activities	9,196	94,823

Foreign exchange effect on cash and equivalents	(1,676)	1,164

Net increase (decrease) in cash and equivalents	(12,556)	35,900
Cash and equivalents, beginning of period	19,680	69,127

Cash and equivalents, end of period	$7,124	$105,027

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

1.	NATURE OF OPERATIONS

Denison Mines Corp. is incorporated under the Business Corporations Act (Ontario) (“OBCA”). Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing, selling and reclamation. The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

The Company has a 100% interest in the White Mesa mill located in Utah, United States and a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. The Company has interests in a number of nearby mines at both locations, as well as interests in development and exploration projects located in Canada, the United States, Mongolia and Zambia, some of which are operated through joint ventures. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s mines is also produced. The Company is also in the business of recycling uranium bearing waste materials, referred to as “alternate feed materials”.

Denison Mines Inc. (“DMI”), a subsidiary of the Company is the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in U3O8 and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives various fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited consolidated financial statements have been prepared by management in U.S. dollars, unless otherwise stated, in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) for interim financial statements.

Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2007.

All material adjustments which, in the opinion of management, are necessary for fair presentation of the results of the interim periods have been reflected in these financial statements. The results of operations for the three months ended March 31, 2008 are not necessarily indicative of the results to be expected for the full year.

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2007, except for the changes noted under the “New Accounting Standards Adopted” section below.

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

Significant Mining Interests

The following table sets forth the Company’s ownership of its significant mining interests that have projects at the development stage within them as at March 31, 2008:

		Ownership
	Location	Interest

Through majority owned subsidiaries
Arizona Strip	USA	100.00%
Henry Mountains	USA	100.00%
Colorado Plateau	USA	100.00%
Sunday Mine	USA	100.00%
Gurvan Saihan Joint Venture	Mongolia	70.00%
Mutanga	Zambia	100.00%

As interests in unincorporated joint ventures, or jointly controlled assets
McClean Lake	Canada	22.50%
Midwest	Canada	25.17%
New Accounting Standards Adopted

The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) Handbook effective January 1, 2008:
a)	CICA Handbook Section 3031 “Inventories” which provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. There was no impact to the Company’s financial results from adopting this standard.

b)	CICA Handbook Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation” which requires disclosures in the financial statements that will enable users to evaluate: the significance of financial instruments for the company’s financial positions and performance; the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date; and how the company manages those risks (see note 20).

c)	CICA Handbook Section 1535 “Capital Disclosures” which requires the disclosure of both qualitative and quantitative information that enable users to evaluate the company’s objectives, policies and processes for managing capital (see note 20).
Accounting Standards Issued but not yet Adopted

The CICA has issued the following accounting standards which are effective for the Company’s fiscal years beginning on or after January 1, 2009:
a)	CICA Handbook Section 3064 “Goodwill and intangible assets” which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27 “Revenues and expenses during the pre-operating period”. As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.
The Company has not yet determined the impact of adopting the above accounting standards.

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

Comparative Numbers

Certain classifications of the comparative figures have been changed to conform to those used in the current period.

3.	INVENTORIES

The inventories balance consists of:

	At March 31	At December 31
(in thousands)	2008	2007

Uranium and vanadium concentrates	$11,499	$8,344
Inventory of ore in stockpiles	23,956	19,289
Mine and mill supplies	4,057	3,288

	$39,512	$30,921

Inventories:
Current	$32,731	$30,921
Long-term — ore in stockpiles	6,781	—

	$39,512	$30,921

Long-term ore in stockpile inventory represents an estimate of the amount of pounds on the stockpile in excess of the next twelve months of planned mill production.

4.	LONG-TERM INVESTMENTS

The long-term investments balance consists of:

	At March 31	At December 31
(in thousands)	2008	2007

Portfolio investments
Available for sale securities at fair value	$25,602	$34,437

	$25,602	$34,437

Investments:
Current	$7,529	$13,930
Long-term	18,073	20,507

	$25,602	$34,437

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

5.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

	At March 31	At December 31
(in thousands)	2008	2007

Cost, net of write-downs
Plant and equipment
Mill and mining related	$150,899	$135,375
Environmental services and other	2,682	2,742
Mineral properties	605,114	609,569

	758,695	747,686

Accumulated depreciation and amortization
Plant and equipment
Mill and mining related	10,922	9,182
Environmental services and other	946	843
Mineral properties	12,491	9,838

	24,359	19,863

Property, plant and equipment, net	$734,336	$727,823

Net book value
Plant and equipment
Mill and mining related	$139,977	$126,193
Environmental services and other	1,736	1,899
Mineral properties	592,623	599,731

	$734,336	$727,823

Mineral Properties

The company has various interests in development and exploration projects located in Canada, the U.S., Mongolia and Zambia which are held directly or through option or joint venture agreements. Amounts spent on development projects are capitalized as mineral property assets. Exploration projects are expensed.

Canada

In October 2004, the Company entered into an option agreement to earn a 22.5% ownership interest in the Wolly project by funding CDN$5,000,000 in exploration expenditures over the next six years. As at March 31, 2008, the Company has incurred a total of CDN$2,986,000 towards this option and has earned a 6.5% ownership interest in the project under the phase-in ownership provisions of the agreement. The Company will earn an additional 6.5% ownership interest when it has incurred a total of CDN$3,000,000 towards this option.

In the first quarter of 2006, the Company entered into an option agreement to earn up to a 75% interest in the Park Creek project. The Company is required to incur exploration expenditures of CDN$2,800,000 over three years to earn an initial 49% interest and a further CDN$3,000,000 over two years to earn an additional 26% interest. As at March 31, 2008, the Company has incurred a total of CDN$3,187,000 towards the option and has earned a 49% ownership interest in the project under the phase-in-ownership provisions of the agreement.

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

6.	RESTRICTED INVESTMENTS

The Company has certain restricted investments deposited to collateralize its reclamation and certain other obligations. The restricted investments balance consists of:

	At March 31	At December 31
(in thousands)	2008	2007

U.S. mill and mine reclamation	$16,497	$15,849
Elliot Lake reclamation trust fund	2,201	1,948

	$18,698	$17,797

U.S. Mill and Mine Reclamation

The Company has cash and cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah and the applicable state regulatory agencies in Colorado and Arizona for estimated reclamation costs associated with the White Mesa mill and U.S. mining properties. During the three months ended March 31, 2008, the Company has not deposited any additional monies into its collateral account.

Elliot Lake Reclamation Trust Fund

Pursuant to its Reclamation Funding Agreement with the Governments of Canada and Ontario, the Company deposited an additional CDN$350,000 into the Elliot Lake Reclamation Trust Fund during the three months ended March 31, 2008.

7.	INTANGIBLES

A continuity summary of intangibles is presented below:

Three Months
Ended
(in thousands)	March 31, 2008

Intangibles, beginning of period	$6,979
Amortization	(236)
Foreign exchange	(219)

Intangibles, end of period	$6,524

Intangibles, by item:
UPC management contract	6,055
Urizon technology licenses	469

$6,524

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

8.	GOODWILL

A continuity summary of goodwill is presented below:

Three Months
Ended
(in thousands)	March 31, 2008

Goodwill, beginning of period	$122,330
Foreign exchange	(4,196)

Goodwill, end of period	$118,134

Goodwill, allocation by business unit:
Canada mining segment	$118,134

Goodwill is not amortized and is tested annually for impairment.

9.	POST-EMPLOYMENT BENEFITS

A continuity summary of post-employment benefits is presented below:

Three Months
Ended
(in thousands)	March 31, 2008

Post-employment liability, beginning of period	$4,434
Benefits paid	(121)
Interest cost	57
Foreign exchange	(150)

Post-employment liability, end of period	$4,220

Post-employment liability by duration:
Current	$390
Non-current	3,830

$4,220

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

10.	RECLAMATION AND REMEDIATION OBLIGATIONS

A continuity summary of reclamation and remediation obligations is presented below:

Three Months
Ended
(in thousands)	March 31, 2008

Reclamation obligations, beginning of period	$20,389
Accretion	373
Expenditures incurred	(192)
Liability adjustments	(236)
Foreign exchange	(340)

Reclamation obligations, end of period	$19,994

Site restoration liability by location:
U.S. Mill and Mines	$10,423
Elliot Lake	7,993
McLean Lake and Midwest Joint Ventures	1,578

$19,994

Site restoration liability :
Current	$546
Non-current	19,448

$19,994

11.	DEBT AND OTHER LONG-TERM LIABILITIES

Debt and other long-term liabilities consist of:

	At March 31	At December 31
(in thousands)	2008	2007

Debt related:
Line of credit	$8,768	$—
Capital lease obligations	100	100
Notes payable	37	42
Unamortized fair value of sales / toll milling contracts	12,462	13,820

	$21,367	$13,962

Other long-term liabilities:
Current	6,170	6,619
Non-current	15,197	7,343

	$21,367	$13,962

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

Line of Credit

In March 2008, the Company replaced all prior credit facility arrangements with a temporary CDN$40,000,000 uncommitted revolving credit facility with the Bank of Nova Scotia secured by the assets of DMI with interest payable at Canadian bank prime. As at March 31, 2008, the Company had drawn CDN$9,000,000 under the facility and has incurred an immaterial amount of interest expense. Subsequent to the quarter-end, this facility was increased to CDN$55,000,000. In April 2008, the Company accepted a commitment letter from the Bank of Nova Scotia for a US$125,000,000 revolving term credit facility which is intended to replace the outstanding temporary credit facility above (see note 23).

12.	SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common
(in thousands except share amounts)	Shares	Amount

Balance at December 31, 2007	189,731,635	$662,949

Issues for cash
Exercise of stock options	48,400	242
Flow-through share liability renunciation	—	(5,267)
Fair value of stock options exercised	—	168

	48,400	(4,857)

Balance at March 31, 2008	189,780,035	$658,092

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Income tax deductions relating to these expenditures are claimable by the investors and not by the Company. As at March 31, 2008, the Company estimates that it has spent CDN$14,569,000 of the CDN$18,000,000 April 2007 flow-through share issue obligation. The Company renounced the tax benefit of this issue to subscribers in February 2008.

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

13.	SHARE PURCHASE WARRANTS

A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the company and the associated dollar amounts is presented below:

	Number of
	Common Shares	Fair Value
(in thousands except share amounts)	Issuable	Amount

Balance at December 31, 2007 and March 31, 2008	9,564,915	$11,728

Share purchase warrants by series:
November 2004 series (1)	3,156,915	$5,898
March 2006 series (2)	6,408,000	5,830

	9,564,915	$11,728

(1)	The November 2004 series has an effective exercise price of CDN$5.21 per issuable share (CDN$15.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on November 24, 2009;

(2)	The March 2006 series has an effective exercise price of CDN$10.42 per issuable share (CDN$30.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on March 1, 2011;
14.	CONTRIBUTED SURPLUS

A continuity summary of contributed surplus is presented below:

Three Months
Ended
(in thousands)	March 31, 2008

Balance, beginning of period	$25,471
Stock-based compensation expense (note 15)	613
Fair value of stock options exercised	(168)

Balance, end of period	$25,916

15.	STOCK OPTIONS

The Company’s stock-based compensation plan (the “Plan”) provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 20 million common shares. As at March 31, 2008, an aggregate of 12,446,500 options have been granted (less cancellations) since the Plan’s inception in 1997.

Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, the term of stock options granted under the Plan ranges from three to five years and vesting occurs over a three year period.

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

A continuity summary of the stock options of the Company granted under the Plan is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CDN $)

Stock options outstanding, beginning of period	5,961,354	$7.27
Granted	2,515,000	8.13
Exercised	(48,400)	4.95
Expired	(7,500)	10.37

Stock options outstanding, end of period	8,420,454	$7.53

Stock options exercisable, end of period	5,552,297	$7.00

A summary of the Company’s stock options outstanding at March 31, 2008 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CDN$)	(Years)	Shares	(CDN $)

Stock options outstanding, end of period
$1.88 to $4.87	6.29	1,034,555	$2.12
$5.02 to $8.50	5.72	4,702,399	6.81
$10.08 to $15.30	1.85	2,683,500	10.89

Stock options outstanding, end of period	4.56	8,420,454	$7.53

Outstanding options expire between January 2008 and October 2016.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model for the period:

Three Months
Ended
March 31, 2008

Risk-free interest rate	2.86% — 3.29%
Expected stock price volatility	52.2% — 55.4%
Expected life	2.1 — 3.5 years
Expected dividend yield	—
Fair value per share under options granted	CDN$2.16 — CDN$4.49

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

Stock-based compensation has been recognized in the consolidated statement of operations as follows:

	Three Months	Three Months
	Ended	Ended
(in thousands)	March 31, 2008	March 31, 2007

Mineral property exploration	$56	$52
General and administrative	557	294

	$613	$346

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expense over the applicable vesting periods. At March 31, 2008, the Company had an additional $6,628,000 in stock-based compensation expense to be recognized periodically to February 2011.

16.	ACCUMULATED OTHER COMPREHENSIVE INCOME

A continuity summary of accumulated other comprehensive income is as follows:

	Three Months	Three Months
	Ended	Ended
(in thousands)	March 31, 2008	March 31, 2007

Accumulated other comprehensive income, beginning of period	$110,956	$(8,498)
Cumulative foreign currency translation gain (loss)
Balance, beginning of period	$92,856	$(8,498)
Change in foreign currency translation	(20,365)	6,770

Balance, end of period	72,491	(1,728)

Unrealized gains on investments
Balance, beginning of period	18,100	—
Unrealized gains as at January 1, 2007, net of tax (1)	—	24,842
Net unrealized gains (losses), net of tax (2)	(8,335)	17,590

Balance, end of period	9,765	42,432

Accumulated other comprehensive income, end of period	$82,256	$40,704

(1)	Reflects the adoption of CICA Section 3855 on January 1, 2007.

(2)	Unrealized gains (losses) on investments deemed available-for-sale are included in other comprehensive income (loss) until realized. When the investment is disposed of or incurs a decline in value that is other than temporary, the gain (loss) is realized and reclassified to the income statement.

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

17.	OTHER INCOME AND EXPENSES

The elements of net other income and expenses in the statement of operations is as follows:

	Three months	Three Months
	Ended	Ended
(in thousands)	March 31, 2008	March 31, 2007

Net interest income	$369	$1,604
Gain (loss) on foreign exchange	1,232	(246)
Gain (loss) on sale of land and equipment	125	(17)
Gains on restricted investments	500	39
Equity loss of affiliates	—	(884)
Other	—	62

Net other income	$2,226	$558

18.	SEGMENTED INFORMATION

Business Segments

The Company operates in two primary segments — the mining segment and the corporate and other segment. The mining segment, which has been further subdivided by major geographic regions, includes activities related to exploration, evaluation and development, mining, milling and the sale of mineral concentrates. The corporate and other segment includes the results of the Company’s environmental services business, management fees and commission income earned from UPC and general corporate expenses not allocated to the other segments.

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

For the three months ended March 31, 2008, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Corporate
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	11,665	4,536	—	—	1,980	18,181

Expenses
Operating expenses	10,250	1,315	—	—	1,228	12,793
Sales royalties and capital taxes	740	—	—	—	69	809
Mineral property exploration	5,928	—	—	581	56	6,565
General and administrative	—	—	—	—	4,120	4,120

	16,918	1,315	—	581	5,473	24,287

Income (loss) from operations	(5,253)	3,221	—	(581)	(3,493)	(6,106)

Revenues — supplemental:
Uranium concentrates	11,665	4,513	—	—	—	16,178
Environmental services	—	—	—	—	1,141	1,141
Management fees and commissions	—	—	—	—	839	839
Alternate feed processing and other	—	23	—	—	—	23

	11,665	4,536	—	—	1,980	18,181

Long-lived assets:
Property, plant and equipment
Plant and equipment	85,155	54,349	376	97	1,736	141,713
Mineral properties	354,091	23,734	212,211	2,587	—	592,623
Intangibles	—	469	—	—	6,055	6,524
Goodwill	118,134	—	—	—	—	118,134

	557,380	78,552	212,587	2,684	7,791	858,994

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

For the three months ended March 31, 2007, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Corporate
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	8,313	2,148	—	—	1,258	11,719

Expenses
Operating expenses	6,331	1,620	—	—	1,142	9,093
Sales royalties and capital taxes	527	—	—	—	18	545
Mineral property exploration	4,835	—	—	147	67	5,049
General and administrative	—	—	—	—	2,902	2,902

	11,693	1,620	—	147	4,129	17,589

Income (loss) from operations	(3,380)	528	—	(147)	(2,871)	(5,870)

Revenues — supplemental:
Uranium concentrates	8,313	—	—	—	—	8,313
Environmental services	—	—	—	—	774	774
Management fees and commissions	—	—	—	—	484	484
Alternate feed processing and other	—	2,148	—	—	—	2,148

	8,313	2,148	—	—	1,258	11,719

Long-lived assets:
Property, plant and equipment
Plant and equipment	69,829	9,404	—	55	1,419	80,707
Mineral properties	322,353	12,248	—	213	—	334,814
Intangibles	—	531	—	—	10,133	10,664
Goodwill	103,803	—	—	—	—	103,803

	495,985	22,183	—	268	11,552	529,988

Major Customers

The Company’s business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements and other services with a relatively small number of customers. In the three months ended March 31, 2008, two customers accounted for approximately 83% of total revenues.

19.	RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); and e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative.

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of UPC.

The Company has also provided temporary revolving credit facilities to UPC which generate interest and standby fee income. No such facilities were in place for the three month period ending March 31, 2008.

The following transactions were incurred with UPC for the periods noted:

	Three Months	Three Months
	Ended	Ended
(in thousands)	March 31, 2008	March 31, 2007

Fees earned from UPC included in revenue:
Management fees, including out-of-pocket expenses	$616	$484
Commission fees on purchase and sale of uranium	223	—
Fees earned from UPC included in other income:
Loan interest under credit facility	—	166
Standby fee under credit facility	—	8

Total fees earned from UPC	$839	$658

At March 31, 2008, accounts receivable includes $587,000 due from UPC with respect to the fees indicated above.

Other

During the three months ended March 31, 2008, the Company incurred management and administrative service fees of $44,000 (March 2007: $46,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver at a rate of CDN$18,000 per month plus expenses. At March 31, 2008, no amounts were due to this company.

20.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

Capital Management

The Company’s capital includes debt and shareholder’s equity. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient capital to maintain its ongoing operations, to provide returns for shareholders and benefits for other stakeholders and to pursue growth opportunities. As at March 31, 2008, the Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy.

Fair Values of Financial Instruments

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and price risk.

(a)Credit Risk

The Company’s credit risk is related to trade receivables in the ordinary course of business. The Company sells uranium exclusively to large organizations with strong credit ratings and the balance of trade receivables owed to the Company in the ordinary course of business is not significant. Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

(b) Liquidity Risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans. The Company

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. The Company has in place a temporary credit line of CDN$55,000,000 and has accepted a commitment letter for a three year term revolving credit facility in the amount of US$125,000,000 which is intended to replace all outstanding temporary credit facilities (see note 23).

(c) Currency Risk

Financial instruments that impact the Company’s operations or other comprehensive income due to currency fluctuations include: Canadian dollar denominated cash and cash equivalents, accounts receivable, accounts payable, long-term investments and bank debt.

The sensitivity of the Company’s operations and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the United States dollar as at March 31, 2008 is summarized below:

		Change in
	Change in	Comprehensive
(in thousands)	Net Income (1)	Net Income (1)

10% increase in value of the Canadian dollar	$(419)	$(58,293)

10% decrease in value of the Candian dollar	$419	$58,293

(1)	In the above table, positive (negative) values represent increases (decreases) in net income and comprehensive net income respectively.
(d) Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The weighted average interest rate paid by the Company during the quarter on its outstanding borrowings was 5.25%.

For the three months ended March 31, 2008, the level of borrowing was relatively small. A fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest expense recorded during the quarter by approximately $1,000.

(e) Price Risk

The Company is exposed to price risk on the commodities in which it produces and sells. The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies. The Company does not actively trade these investments.

The sensitivity analyses below have been determined based on the exposure to commodity price risk and equity price risk at March 31, 2008:

		Change in
	Change in	Comprehensive
(in thousands)	Net Income (1)	Net Income (1)

Commodity price risk
10% increase in uranium prices (2)	$966	$966
10% decrease in uranium prices (2)	$(966)	$(966)
Equity price risk
10% increase in equity prices	$—	$2,560
10% decrease in equity prices	$—	$(2,560)

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

(1)	In the above table, positive (negative) values represent increases (decreases) in net income and comprehensive net income respectively.

(2)	The Company is exposed to fluctuations in both the spot price and long-term price of uranium as a result of the various pricing formulas in the uranium contracts. The above sensitivity analysis includes 10% adjustments to both of these prices.
(f) Fair Value Estimation

The fair value of financial instruments which trade in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted marked price used to financial assets held by the Company is the current bid price.

21.	INCOME TAXES

The Company has provided for current tax expense of $1,169,000 and for future tax expense of $5,413,000. In March, 2008, the Zambian government enacted legislation which increased the income tax rate for mining companies from 25% to 30%. Accordingly, the Company recorded a future tax expense of $10,740,000 in the quarter to adjust the future income tax liability associated with its Zambian assets. This amount has been partially offset by the recognition of previously unrecognized Canadian tax assets of $5,195,000.

22.	COMMITMENTS AND CONTINGENCIES

General Legal Matters

The Company is involved, from time to time, in various other legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Third Party Indemnities

The Company has agreed to indemnify Calfrac Well Services against any future liabilities it may incur related to the assets or liabilities transferred to the Company on March 8, 2004.

23.	SUBSEQUENT EVENTS

In April 2008, the Company purchased 5,456,000 units of Uranerz Energy Comporation (“Uranerz”), a public company listed on the Toronto, American and Frankfurt Stock Exchanges, for an aggregate purchase price of approximately $13,116,000. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one additional share of Uranerz common stock for a period of 24 months after closing (subject to acceleration under certain conditions) at an exercise price of US3.50 per share. Immediately after the purchase, Denison owned approximately 9.9% of the issued and outstanding common share of Uranerz.

In April 2008, the Company accepted a commitment letter from the Bank of Nova Scotia for a $125,000,000 revolving term credit facility. This loan, which has a three year term, should be completed during the second quarter of 2008.

Exhibit 9
DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)

INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of May 14, 2008 and should be read in conjunction with, and is qualified by, the Company’s unaudited consolidated financial statements and related notes for the three months ended March 31, 2008. The financial statements are prepared in accordance with generally accepted accounting principles in Canada. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.
Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at sec.gov/edgar.shtml
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison.
Forward-looking statements include, but are not limited to, statements with respect to estimated production; the expected effects of possible corporate transactions and the development potential of Denison’s properties; the future price of uranium, vanadium, nickel and cobalt; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting timelines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans,” “expects” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” forecasts,” “intends,” “anticipates” or “does not anticipate,” or “believes,” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will be taken,” “occur” or “be achieved.”
Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, amount of material mined or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium, vanadium, nickel and cobalt; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities and other factors listed under the heading “Risk Factors” in the MD&A for the year ended December 31, 2007. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, which only apply as of the date hereof, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.
OVERVIEW
Denison is a diversified, growth-oriented, intermediate uranium producer with active uranium mining operations in both the U.S. and Canada and development projects in Canada, Zambia and Mongolia. Denison expects production of 3.6 to 6.0 million pounds of uranium oxide in concentrates (“U3O8”) by 2011. Denison’s assets include an interest in 2 of the 4 licensed and operating conventional uranium mills in North America, with its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. Both mills are fully

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)

permitted and operating. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. The Company is also in the business of recycling uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at the Company’s White Mesa mill.
Denison enjoys a global portfolio of world-class exploration projects, including properties in close proximity to the Company’s mills in the Athabasca Basin in Saskatchewan and in the Colorado Plateau, Henry Mountains and Arizona Strip regions of the southwestern United States. Denison also has exploration and development properties in Mongolia, Zambia and, indirectly through its investments in Australia.
Denison is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride. Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division.
Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the American Stock Exchange (the “AMEX”) under the symbol “DNN”.
SELECTED ANNUAL FINANCIAL INFORMATION
The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the three months ended March 31, 2008, and 2007.

	Three Months ended	Three Months ended
	March 31,	March 31,
(in thousands)	2008	2007

Results of Operations:
Total revenues	$18,181	$11,719
Net income (loss)	(10,462)	(5,066)
Basic and diluted earnings (loss)	(0.06)	(0.03)
per share

	As at March 31,	As at December 31,
	2008	2007

Financial Position:
Working capital	$42,114	$75,915
Long-term investments	18,073	20,507
Property, plant and equipment	734,336	727,823
Total assets	973,126	1,001,581
Total long-term liabilities	$191,964	$175,081

RESULTS OF OPERATIONS
General
The Company recorded a net loss of $10,462,000 ($0.06 per share) for the three months ended March 31, 2008 compared with a net loss of $5,066,000 ($0.03 per share) for the same period in 2007.
Revenues totaled $18,181,000 for the 2008 period compared with $11,719,000 for 2007. Expenses totaled $24,287,000 in 2008 compared with $17,589,000 for the 2007 period. Net other income totaled $2,226,000 for the three months ended March 31, 2008 compared with $558,000 for the same period in 2007.
Revenues
Uranium sales revenue for the quarter was $16,178,000. Sales from U.S. production were 50,000 pounds U3O8 at an average price of

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)

$90.25 per pound. Sales of Canadian production were 147,000 pounds U3O8 at an average price of $71.54 per pound. Amortization of the fair value increment related to the DMI sales contracts totaled $906,000 for the quarter. Reported revenue is also impacted by the effect of foreign currency transactions.
Uranium sales revenue in the 2007 period totaled $8,313,000 for the net sale of 115,000 pounds U3O8 from Canadian production at an average sales price of $62.27 per pound and from amortization of the fair value increment related to the long-term sales contracts of DMI in the amount of $1,152,000.
Denison currently markets its uranium from the McClean Lake joint venture jointly with AREVA Resources Canada Inc. (“ARC”). Denison’ share of current contracts sales volumes jointly marketed with ARC is set out in the table below:
Current Contracted Sales Volumes(1)
(pounds U3O8 x 1000)

(in thousands)	2008	2009	Pricing

Market Related	590	440	80% to 85% of Spot
Legacy Base Escalated	220	0	$20.00 to $26.00
Legacy Market Related	140	0	96% of Spot

Notes:

(1)	Assumes customers take maximum quantities permitted by contract
Agreements with AREVA call for production to be allocated first to the market related contracts with any surplus to be apportioned evenly over the legacy contracts. The legacy base-escalated contracts have pricing formulas that result in sales prices well below current market prices.
It is anticipated that the joint marketing of Canadian uranium production will cease at the end of 2008 except for the market related category above. Future long-term sales agreements for the Company’s uranium inventory and production are expected to be primarily under market related contracts with appropriate floor prices. The Company currently has one such contract in place for the sale of 17% of the White Mesa mill production commencing in 2008 up to 6.5 million pounds with a minimum of 250,000 pounds in 2008 increasing to a minimum of 1 million pounds by 2011. The sales price is 95% of the published long-term price for the month prior to delivery with a floor price of $45.00. No other new sales contracts are in place at this time.
Revenue from the environmental services division was $1,141,000 for the three months ended March 31, 2008 compared to $774,000 in the comparable 2007 period. Revenue from the management contract with Uranium Participation Corporation was $839,000 for the three months ended March 31, 2008 compared to $484,000 in the same period in 2007.
Operating Expenses
Milling and Mining Expenses
The McClean Lake joint venture produced 591,000 pounds U3O8 for the three months ended March 31, 2008 compared with 455,000 pounds U3O8 for the three months ended March 31, 2007. Denison’s 22.5% share of production totaled 133,000 and 102,000 pounds respectively.
Unit production cash costs in Canada are driven primarily by production volumes as the majority of costs do not vary with volume. These fixed costs for the McClean operations total approximately Cdn$46 million per year so as production volumes increase, the cost per pound decreases. Reagent costs are in addition to this cost as are amortization, depletion and depreciation costs. Production by the joint venture in 2008 is expected to be 3.2 million pounds U3O8.
Production at the White Mesa mill from alternate feed milling was 54,000 pounds U3O8 for the three months ended March 31, 2008 compared to 81,000 pounds U3O8 for the same period in 2007.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Sales Royalties and Capital Taxes
Sales royalties and capital taxes totaled $809,000 for the three months ended March 31, 2008 compared with $545,000 for the same period in 2007. Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays Saskatchewan capital taxes based on the greater of 3.1% of gross uranium sales and capital tax otherwise computed under the Saskatchewan Corporation Capital Tax Act. The Saskatchewan government also imposes a tiered royalty which ranges from 6% to 15% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. Denison has sufficient mill and mine capital and expansion allowances available or anticipated to shelter it from the tiered royalty at current uranium prices for at least 2008.
MINERAL PROPERTY EXPLORATION
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, the U.S. and Mongolia. For the three months ended March 31, 2008 exploration expenditures totaled $6,565,000 compared to $5,049,000 for the three months ended March 31, 2007.
A majority of the exploration expenditures during the period were spent in the Athabasca Basin region of northern Saskatchewan. Denison is engaged in uranium exploration on advanced projects in this region of Canada as part of the ARC operated McClean and Midwest joint ventures. A significant discovery, termed the Midwest A deposit (formerly the Mae Zone) located 3 km northeast of the proposed Midwest open pit, was drilled this past winter. Denison is also participating in a total of 34 other exploration projects concentrating in the productive southeast margin of the Athabasca Basin. Denison’s share of exploration spending on its Canadian properties totaled $6,410,000 of which $5,928,000 was expensed in the statement of operations for the three months ended March 31, 2008. For the three months ended March 31, 2007, exploration spending totaled $5,154,000 of which $4,835,000 was expensed for the three months ended March 31, 2007.
Exploration expenditures of $329,000 for the three months ended March 31, 2008 ($147,000 for the three months ended March 31, 2007) were spent in Mongolia on the Company’s joint venture. The Company has a 70% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. Additional expenditures for development of the GSJV’s Hairhan uranium deposits have also been incurred.
General and Administrative
General and administrative expenses were $4,120,000 for the three months ended March 31, 2008 compared with $2,902,000 for the three months ended March 31, 2007. The increase was primarily the result of a ramping up of the Company’s operations, the acquisition and implementation of new information and financial systems and an increase in public company expenses due to additional compliance costs and an increase in stock based compensation costs. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.
Other Income and Expenses
Other income (expense) totaled $2,226,000 for the three months ended March 31, 2008 compared with $558,000 for the three months ended March 31, 2007. During the current period, this consists primarily of interest income, foreign exchange gains and gains on the Company’s restricted investments.
Income Taxes
The Company has provided for a current tax expense of $1,169,000 and for a future tax expense of $5,413,000. In March, 2008, the Zambian government enacted legislation which increased the income tax rate for mining companies from 25% to 30%. Accordingly, the Company recorded a future tax expense of $10,740,000 in the quarter to adjust the future income tax liability. This amount has been partially offset by the recognition of previously unrecognized Canadian tax assets of $5,195,000.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Outlook for 2008
Mining and Production
Canada
Mining at the Sue E pit at McClean Lake in northern Saskatchewan was completed in the first quarter of 2008. Mining of the Sue B deposit, which contains approximately 1.4 million pounds U3O8, has commenced. Milling of the stockpile Sue E ore is ongoing and U3O8 production at McClean Lake in 2008 is expected to be 3.2 million pounds of which Denison’s share is 720,000 pounds.
United States
Four mines are operating on the Colorado Plateau with production from the Sunday, Pandora, Topaz and West Sunday mines running at about 350 tons per day. At the Tony M mine within the Henry Mountains Complex, located in Utah, production is currently approximately 170 tons per day and will ramp up to 300 tons per day by mid-2008 eventually climbing to 450 tons per day by year end. Production from these mines is being hauled to Denison’s White Mesa mill and is currently being stockpiled. At March 31, 2008, a total of 133,000 tons had been shipped to the mill. Mine development work has begun at the Company’s Arizona 1 mine on the Arizona Strip located in northeastern Arizona. Ore production from this mine is anticipated by mid-2008.
Processing of conventional ore at the mill began on April 28, 2008. For approximately 4-6 weeks, the mill will process uranium-only ore from the Tony M mine and will then switch to the uranium/vanadium ores from the Company’s Colorado Plateau mines. Completion of the modernization of the mill’s vanadium circuit and the relining of tailings cell 4A is continuing on schedule. Once relining of cell 4A is completed, the company will apply for an operating permit which is expected to be received by this summer.
The Company expects to produce 1.4 to 1.7 million pounds U3O8 and 3 to 4 million pounds V2O5 during 2008 at the White Mesa mill.
Sales
The Company expects to sell 1.8-1.9 million pounds of U3O8 in 2008 including 1.1-1.2 million pounds from U.S. production. It also anticipates selling 3 million pounds of vanadium. Vanadium prices are quite volatile but have recently risen to a level of $13 to $14 per pound V2O5 from an average of $7.00 to $8.00 per pound in 2007. Most of Denison’s sales of uranium and vanadium from U.S. production will occur in the third and fourth quarters of the year.
Exploration (1)
Athabasca Basin
In the Athabasca Basin, Denison is participating in 36 exploration projects, primarily located in the southeast part of the Basin and within trucking distance of all the three operating mills in the area.
Denison and its joint venture partners carried out an extensive exploration program during the winter of 2008. A total of 27,503 metres in 111 holes were drilled on 11 of Denison’s 36 Athabasca basin projects. Favorable results were returned from the 49% owned Park Creek project, the 60% owned Wheeler River project, and the 60% owned Bell Lake project. While no economic mineralization was returned, anomalous mineralized drill hole intersections along the core at Wheeler and Park were the longest ever made on these projects, demonstrating that size potential exists. At Bell, the first instance of anomalous mineralization was noted and this fact alone warrants follow up. Work by operator ARC on the Midwest program tested the north extension of the Midwest deposit and intersected 10.7 metres of 1.0% eU3O8 in an area approximately 500 metres north of the pit bottom. This area is a potential target for future drilling programs.
Denison’s exploration spending in 2008 in the Athabasca Basin is expected to total $15,300,000.
Southwest United States
Denison is planning on spending $2,000,000 on its 2008 U.S. exploration program this year once regulatory approval is obtained. The program will be focussed on exploring near its existing operations on the Colorado Plateau. The program is projected to entail an estimated 149,000 feet (45,000 metres) of drilling.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Mongolia
In Mongolia, fieldwork commenced early in the second quarter on an 85,000 metre drill program on six projects. Drilling on two of these projects, Hairhan and Haraat, is in support of ongoing development and pre-feasibility work. Work at Hairhan is well advanced in final design of baseline wells, monitoring wells, and ISR test site pump wells which will be installed in support of the planned ISR pilot plant next year. Work at Haraat will initially start with the drilling of fifteen hole large diameter cores to provide material for metallurgical testwork on extensive known yet unclassified mineralization above the water table. Drilling to increase resources in these two deposits will be simultaneous with the development drilling. About $11,500,000 will be spent on the Mongolia projects this year.
Zambia
In Zambia, development drilling has been ongoing since the start of the year, where a total of 15,281 metres has been drilled in 2008, primarily on the Mutanga and Dibwe proposed pits and extensions. (In total, 19,331 metres have been drilled since the start of the program in the fall of 2007). A seven ton shipment of metallurgical core was delivered to a pilot plant facility in Australia, where it will undergo process metallurgical studies in the second and third quarters in support of feasibility work. At this time 60% of the Mutanga deposit has been grid drilled and rigs have moved to the Dibwe to drill that deposit to potentially expand and increase the confidence of the resource base. Plans are currently under way for a helicopter radiometric survey to aid exploration away from the Dibwe-Mutanga corridor, where other historic radiometric anomalies are known to exist. The Mutanga programs will cost about $23,100,000 in 2008.
(1) The grades reported herein are equivalent U or U3O8 grades based on down hole radiometric probing at a cut-off grade of 0.1% eU as reported by ARC; geochemical corroborative assay results have not been completed at this time. All intersections and geological interpretations are based on diamond drill core only and mineralized intervals may not represent true thickness. For a description of the quality assurance program and quality control measures applied by both ARC and Denison during the above described work, please see Denison’s Annual Information Form filed under the Company’s profile on March 28, 2008 on the SEDAR website at www.sedar.com.
The technical information contained in this MD&A relating to the above described exploration activities is reported and verified by William C. Kerr, Denison’s Vice-President, Exploration, who is a “qualified person” as defined in National Instrument 43-101.
LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents were $7,124,000 at March 31, 2008 compared with $19,680,000 at December 31, 2007. The decrease of $12,556,000 was due primarily to expenditures of $27,209,000 for property, plant and equipment financed by an increase in bank debt of $8,954,000 and cash from operations of $7,622,000
Net cash from operating activities was $7,622,000 during the quarter. Net cash from operating activities is comprised of net income for the period, adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the period include decreases of $17,622,000 in trade and other receivables and an increase of $10,628,000 in inventories. The decrease in trade and other receivables is primarily the result of uranium sales in the quarter. The increase in inventories during the quarter consists primarily of the increase in ore in stockpile.
Net cash used in investing activities was $27,698,000 during 2006 consisting primarily of expenditures on property, plant and equipment of $27,209,000.
Net cash from financing activities consisted of $8,954,000 from bank debt and $242,000 from the exercise of stock options and warrants.
In total, these sources and uses of cash resulted in a net cash outflow of $12,556,000 during the quarter.
The Company has put in place a temporary Cdn$55,000,000 uncommitted, secured revolving credit facility with the Bank of Nova Scotia. It is secured by the assets of Denison Mines Inc. A commitment letter from the Bank of Nova Scotia for a $125,000,000 committed revolving term credit facility has been accepted by the Company. This loan which has a three year term will replace the temporary facility and should be completed during the second quarter.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)

TRANSACTIONS WITH RELATED PARTIES
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of Cdn$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between Cdn$100,000,000 and Cdn$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of Cdn$200,000,000; c) a fee of Cdn$200,000 upon the completion of each equity financing where proceeds to UPC exceed Cdn$20,000,000; d) a fee of Cdn$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6 ) of business where the gross value of such transaction exceeds Cdn$20,000,000 (“an initiative”); and e) an annual fee up to a maximum of Cdn$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative.
In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of UPC.
The Company has also provided temporary revolving credit facilities to UPC which generate interest and stand-by fee income. No such facilities were in place during the three month period ended March 31, 2008.
The following transactions were incurred with UPC for the three months ended March 31:

	Three Months	Three Months
	Ended	Ended
(in thousands)	March 31, 2008	March 31, 2007

Fees earned from UPC included in revenue:
Management fees, including out-of-pocket expenses	$616	$484
Commission fees on purchase and sale of uranium	223	—
Fees earned from UPC included in other income:
Loan interest under credit facility	—	166
Standby fee under credit facility	—	8

Total fees earned from UPC	$839	$658

At March 31, 2008, accounts receivable includes $587,000 due from UPC with respect to the fees indicated above.
During the three months ended March 31, 2008, the Company incurred management and administrative service fees of $44,000 (three months ended March 31, 2007: $46,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver at a rate of Cdn$18,000 per month plus expenses. At March 31, 2008, no amount was due to this company.
OUTSTANDING SHARE DATA
At May 14, 2008, there were 189,780,035 common shares issued and outstanding, 8,420,454 stock options outstanding to purchase a total of 8,420,454 common shares and warrants outstanding to purchase a total of 9,564,914 common shares, for a total of 207,765,403 common shares on a fully-diluted basis.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)

CHANGES IN ACCOUNTING POLICIES
The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) Handbook effective January 1, 2008:
a)	CICA Handbook Section 3031 “Inventories” which provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. There was no impact to the Company’s financial results from adopting this standard.

b)	CICA Handbook Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation” which requires disclosures in the financial statements that will enable users to evaluate: the significance of financial instruments for the company’s financial positions and performance; the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date; and how the company manages those risks.

c)	CICA Handbook Section 1535 “Capital Disclosures” which requires the disclosure of both qualitative and quantitative information that enable users to evaluate the company’s objectives, policies and processes for managing capital.
ACCOUNTING STANDARD ISSUED BUT NOT YET ADOPTED
The CICA has issued the following accounting standards which are effective for the Company’s fiscal years beginning on or after January 1, 2009.
a)	CICA Handbook Section 3064 “Goodwill and intangible assets” which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27 “Revenues and expenses during the pre-operating period”. As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.
The Company has not yet determined the impact of adopting the above accounting standards.
RISK FACTORS
There are a number of factors that could negatively affect Denison’s business and the value of Denison’s securities, including the factors listed in the Company’s Annual Information Form and in the Company’s annual MD&A dated March 18, 2008 available at www.sedar.com and Form 40-F available at www.sec.gov. The information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Denison in the future.

Exhibit 10
DENISON MINES CORP.
Consolidated Balance Sheets
(Unaudited — Expressed in thousands of U.S. dollars)

	At March 31	At December 31
	2008	2007

ASSETS
Current
Cash and equivalents	$7,124	$19,680
Trade and other receivables	21,463	39,667
Note receivables	422	455
Inventories (Note 3)	32,731	30,921
Investments (Note 4)	7,529	13,930
Prepaid expenses and other	1,311	1,492

	70,580	106,145

Inventories — ore in stockpiles (Note 3)	6,781	—
Investments (Note 4)	18,073	20,507
Property, plant and equipment, net (Note 5)	734,336	727,823
Restricted investments (Note 6)	18,698	17,797
Intangibles (Notes 7)	6,524	6,979
Goodwill (Notes 8)	118,134	122,330

	$973,126	$1,001,581

LIABILITIES
Current
Accounts payable and accrued liabilities	$21,360	$22,642
Current portion of long-term liabilities:
Post-employment benefits (Note 9)	390	404
Reclamation and remediation obligations (Note 10)	546	565
Debt and other long-term liabilities (Note 11)	6,170	6,619

	28,466	30,230

Deferred revenue	2,633	2,359
Provision for post-employment benefits (Note 9)	3,830	4,030
Reclamation and remediation obligations (Note 10)	19,448	19,824
Debt and other long-term liabilities (Note 11)	15,197	7,343
Future income tax liability (Note 21)	150,856	141,525

	220,430	205,311

SHAREHOLDERS’ EQUITY
Share capital (Note 12)	658,092	662,949
Share purchase warrants (Note 13)	11,728	11,728
Contributed surplus (Notes 14 & 15)	25,916	25,471
Deficit	(25,296)	(14,834)
Accumulated other comprehensive income (Note 16)
Unrealized gains on investments	9,765	18,100
Cumulative foreign currency translation gain	72,491	92,856

	752,696	796,270

	$973,126	$1,001,581

Issued and outstanding common shares (Note 12)	189,780,035	189,731,635

Contingent liabilities and commitments (Note 22)
See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Operations and Deficit and Comprehensive Income (Loss)
(Unaudited — Expressed in thousands of U.S. dollars except for per share amounts)

	Three Months	Three Months
	Ended	Ended
	March 31, 2008	March 31, 2007

REVENUES (Note 18)	$18,181	$11,719

EXPENSES

Operating expenses	12,793	9,093
Sales royalties and capital taxes	809	545
Mineral property exploration	6,565	5,049
General and administrative	4,120	2,902

	24,287	17,589

Loss from operations	(6,106)	(5,870)
Other income, net (Note 17)	2,226	558

Loss for the period before taxes	(3,880)	(5,312)

Income tax recovery (expense) (Note 21):
Current	(1,169)	—
Future	(5,413)	246

Loss for the period	$(10,462)	$(5,066)

Deficit, beginning of period	(14,834)	(62,078)

Deficit, end of period	$(25,296)	$(67,144)
Loss for the period	$(10,462)	$(5,066)
Other comprehensive income (loss) (Note 16)
Change in foreign currency translation	(20,365)	6,770
Change in unrealized gain on investments — net	(8,335)	17,590

Comprehensive income (loss)	$(39,162)	$19,294

Net loss per share:
Basic and diluted	$(0.06)	$(0.03)

Weighted-average number of shares outstanding (in thousands):
Basic	189,772	188,022
Diluted	192,307	191,647

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Cash Flows
(Unaudited — Expressed in thousands of U.S. dollars)

	Three months	Three months
	Ended	Ended
CASH PROVIDED BY (USED IN):	March 31, 2008	March 31, 2007

OPERATING ACTIVITIES
Net loss for the period	$(10,462)	$(5,066)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	6,099	2,261
Stock-based compensation	613	344
Gains on restricted investments	(500)	(30)
Equity in loss of Fortress Minerals Corp.	—	884
Change in future income taxes	5,413	(247)
Net change in non-cash working capital items
Trade and other receivables	17,662	(2,274)
Inventories	(10,628)	(2,386)
Prepaid expenses and other assets	163	120
Accounts payable and accrued liabilities	(699)	3,058
Post-employment benefits	(121)	(97)
Reclamation and remediation obligations	(192)	(84)
Deferred revenue	274	(1,925)

Net cash from (used in) operating activities	7,622	(5,442)

INVESTING ACTIVITIES
Decrease (increase) in notes receivable	33	(512)
Purchase of long-term investments	(48)	(44,504)
Expenditures on property, plant and equipment	(27,209)	(9,327)
Increase in restricted investments	(474)	(302)

Net cash used in investing activities	(27,698)	(54,645)

FINANCING ACTIVITIES
Increase (decrease) in long-term debt	8,954	(8)
Deposits in advance of shares issued	—	5,856
Issuance of common shares for:
Private placements	—	86,626
Exercise of stock options and warrants	242	2,349

Net cash from financing activities	9,196	94,823

Foreign exchange effect on cash and equivalents	(1,676)	1,164

Net increase (decrease) in cash and equivalents	(12,556)	35,900
Cash and equivalents, beginning of period	19,680	69,127

Cash and equivalents, end of period	$7,124	$105,027

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

1.	NATURE OF OPERATIONS

Denison Mines Corp. is incorporated under the Business Corporations Act (Ontario) (“OBCA”). Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing, selling and reclamation. The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

The Company has a 100% interest in the White Mesa mill located in Utah, United States and a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. The Company has interests in a number of nearby mines at both locations, as well as interests in development and exploration projects located in Canada, the United States, Mongolia and Zambia, some of which are operated through joint ventures. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s mines is also produced. The Company is also in the business of recycling uranium bearing waste materials, referred to as “alternate feed materials”.

Denison Mines Inc. (“DMI”), a subsidiary of the Company is the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in U3O8 and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives various fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited consolidated financial statements have been prepared by management in U.S. dollars, unless otherwise stated, in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) for interim financial statements.

Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2007.

All material adjustments which, in the opinion of management, are necessary for fair presentation of the results of the interim periods have been reflected in these financial statements. The results of operations for the three months ended March 31, 2008 are not necessarily indicative of the results to be expected for the full year.

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2007, except for the changes noted under the “New Accounting Standards Adopted” section below.

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

Significant Mining Interests
The following table sets forth the Company’s ownership of its significant mining interests that have projects at the development stage within them as at March 31, 2008:

		Ownership
	Location	Interest

Through majority owned subsidiaries
Arizona Strip	USA	100.00%
Henry Mountains	USA	100.00%
Colorado Plateau	USA	100.00%
Sunday Mine	USA	100.00%
Gurvan Saihan Joint Venture	Mongolia	70.00%
Mutanga	Zambia	100.00%

As interests in unincorporated joint ventures, or jointly controlled assets
McClean Lake	Canada	22.50%
Midwest	Canada	25.17%

New Accounting Standards Adopted
The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) Handbook effective January 1, 2008:
a)	CICA Handbook Section 3031 “Inventories” which provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. There was no impact to the Company’s financial results from adopting this standard.

b)	CICA Handbook Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation” which requires disclosures in the financial statements that will enable users to evaluate: the significance of financial instruments for the company’s financial positions and performance; the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date; and how the company manages those risks (see note 20).

c)	CICA Handbook Section 1535 “Capital Disclosures” which requires the disclosure of both qualitative and quantitative information that enable users to evaluate the company’s objectives, policies and processes for managing capital (see note 20).
Accounting Standards Issued but not yet Adopted
The CICA has issued the following accounting standards which are effective for the Company’s fiscal years beginning on or after January 1, 2009:
a)	CICA Handbook Section 3064 “Goodwill and intangible assets” which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27 “Revenues and expenses during the pre-operating period”. As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.
The Company has not yet determined the impact of adopting the above accounting standards.

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

Comparative Numbers

Certain classifications of the comparative figures have been changed to conform to those used in the current period.

3.	INVENTORIES

The inventories balance consists of:

	At March 31	At December 31
(in thousands)	2008	2007

Uranium and vanadium concentrates	$11,499	$8,344
Inventory of ore in stockpiles	23,956	19,289
Mine and mill supplies	4,057	3,288

	$39,512	$30,921

Inventories:
Current	$32,731	$30,921
Long-term — ore in stockpiles	6,781	—

	$39,512	$30,921

Long-term ore in stockpile inventory represents an estimate of the amount of pounds on the stockpile in excess of the next twelve months of planned mill production.

4.	LONG-TERM INVESTMENTS

The long-term investments balance consists of:

	At March 31	At December 31
(in thousands)	2008	2007

Portfolio investments
Available for sale securities at fair value	$25,602	$34,437

	$25,602	$34,437

Investments:
Current	$7,529	$13,930
Long-term	18,073	20,507

	$25,602	$34,437

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

5.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

	At March 31	At December 31
(in thousands)	2008	2007

Cost, net of write-downs
Plant and equipment
Mill and mining related	$150,899	$135,375
Environmental services and other	2,682	2,742
Mineral properties	605,114	609,569

	758,695	747,686

Accumulated depreciation and amortization
Plant and equipment
Mill and mining related	10,922	9,182
Environmental services and other	946	843
Mineral properties	12,491	9,838

	24,359	19,863

Property, plant and equipment, net	$734,336	$727,823

Net book value
Plant and equipment
Mill and mining related	$139,977	$126,193
Environmental services and other	1,736	1,899
Mineral properties	592,623	599,731

	$734,336	$727,823

Mineral Properties

The company has various interests in development and exploration projects located in Canada, the U.S., Mongolia and Zambia which are held directly or through option or joint venture agreements. Amounts spent on development projects are capitalized as mineral property assets. Exploration projects are expensed.

Canada

In October 2004, the Company entered into an option agreement to earn a 22.5% ownership interest in the Wolly project by funding CDN$5,000,000 in exploration expenditures over the next six years. As at March 31, 2008, the Company has incurred a total of CDN$2,986,000 towards this option and has earned a 6.5% ownership interest in the project under the phase-in ownership provisions of the agreement. The Company will earn an additional 6.5% ownership interest when it has incurred a total of CDN$3,000,000 towards this option.

In the first quarter of 2006, the Company entered into an option agreement to earn up to a 75% interest in the Park Creek project. The Company is required to incur exploration expenditures of CDN$2,800,000 over three years to earn an initial 49% interest and a further CDN$3,000,000 over two years to earn an additional 26% interest. As at March 31, 2008, the Company has incurred a total of CDN$3,187,000 towards the option and has earned a 49% ownership interest in the project under the phase-in-ownership provisions of the agreement.

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

6.	RESTRICTED INVESTMENTS

The Company has certain restricted investments deposited to collateralize its reclamation and certain other obligations. The restricted investments balance consists of:

	At March 31	At December 31
(in thousands)	2008	2007

U.S. mill and mine reclamation	$16,497	$15,849
Elliot Lake reclamation trust fund	2,201	1,948

	$18,698	$17,797

U.S. Mill and Mine Reclamation

The Company has cash and cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah and the applicable state regulatory agencies in Colorado and Arizona for estimated reclamation costs associated with the White Mesa mill and U.S. mining properties. During the three months ended March 31, 2008, the Company has not deposited any additional monies into its collateral account.

Elliot Lake Reclamation Trust Fund

Pursuant to its Reclamation Funding Agreement with the Governments of Canada and Ontario, the Company deposited an additional CDN$350,000 into the Elliot Lake Reclamation Trust Fund during the three months ended March 31, 2008.

7.	INTANGIBLES

A continuity summary of intangibles is presented below:

Three Months
Ended
(in thousands)	March 31, 2008

Intangibles, beginning of period	$6,979
Amortization	(236)
Foreign exchange	(219)

Intangibles, end of period	$6,524

Intangibles, by item:
UPC management contract	6,055
Urizon technology licenses	469

$6,524

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

8.	GOODWILL

A continuity summary of goodwill is presented below:

Three Months
Ended
(in thousands)	March 31, 2008

Goodwill, beginning of period	$122,330
Foreign exchange	(4,196)

Goodwill, end of period	$118,134

Goodwill, allocation by business unit:
Canada mining segment	$118,134

Goodwill is not amortized and is tested annually for impairment.

9.	POST-EMPLOYMENT BENEFITS

A continuity summary of post-employment benefits is presented below:

Three Months
Ended
(in thousands)	March 31, 2008

Post-employment liability, beginning of period	$4,434
Benefits paid	(121)
Interest cost	57
Foreign exchange	(150)

Post-employment liability, end of period	$4,220

Post-employment liability by duration:
Current	$390
Non-current	3,830

$4,220

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

10.	RECLAMATION AND REMEDIATION OBLIGATIONS

A continuity summary of reclamation and remediation obligations is presented below:

Three Months
Ended
(in thousands)	March 31, 2008

Reclamation obligations, beginning of period	$20,389
Accretion	373
Expenditures incurred	(192)
Liability adjustments	(236)
Foreign exchange	(340)

Reclamation obligations, end of period	$19,994

Site restoration liability by location:
U.S. Mill and Mines	$10,423
Elliot Lake	7,993
McLean Lake and Midwest Joint Ventures	1,578

$19,994

Site restoration liability:
Current	$546
Non-current	19,448

$19,994

11.	DEBT AND OTHER LONG-TERM LIABILITIES

Debt and other long-term liabilities consist of:

	At March 31	At December 31
(in thousands)	2008	2007

Debt related:
Line of credit	$8,768	$—
Capital lease obligations	100	100
Notes payable	37	42
Unamortized fair value of sales / toll milling contracts	12,462	13,820

	$21,367	$13,962

Other long-term liabilities:
Current	6,170	6,619
Non-current	15,197	7,343

	$21,367	$13,962

DENISON MINES CORP.
 Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

Line of Credit

In March 2008, the Company replaced all prior credit facility arrangements with a temporary CDN$40,000,000 uncommitted revolving credit facility with the Bank of Nova Scotia secured by the assets of DMI with interest payable at Canadian bank prime. As at March 31, 2008, the Company had drawn CDN$9,000,000 under the facility and has incurred an immaterial amount of interest expense. Subsequent to the quarter-end, this facility was increased to CDN$55,000,000. In April 2008, the Company accepted a commitment letter from the Bank of Nova Scotia for a US$125,000,000 revolving term credit facility which is intended to replace the outstanding temporary credit facility above (see note 23).

12.	SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common
(in thousands except share amounts)	Shares	Amount

Balance at December 31, 2007	189,731,635	$662,949

Issues for cash
Exercise of stock options	48,400	242
Flow-through share liability renunciation	—	(5,267)
Fair value of stock options exercised	—	168

	48,400	(4,857)

Balance at March 31, 2008	189,780,035	$658,092

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Income tax deductions relating to these expenditures are claimable by the investors and not by the Company. As at March 31, 2008, the Company estimates that it has spent CDN$14,569,000 of the CDN$18,000,000 April 2007 flow-through share issue obligation. The Company renounced the tax benefit of this issue to subscribers in February 2008.

DENISON MINES CORP.
 Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

13.	SHARE PURCHASE WARRANTS

A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the company and the associated dollar amounts is presented below:

	Number of
	Common Shares	Fair Value
(in thousands except share amounts)	Issuable	Amount

Balance at December 31, 2007 and March 31, 2008	9,564,915	$11,728

Share purchase warrants by series:
November 2004 series (1)	3,156,915	$5,898
March 2006 series (2)	6,408,000	5,830

	9,564,915	$11,728

(1)	The November 2004 series has an effective exercise price of CDN$5.21 per issuable share (CDN$15.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on November 24, 2009;

(2)	The March 2006 series has an effective exercise price of CDN$10.42 per issuable share (CDN$30.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on March 1, 2011;
14.	CONTRIBUTED SURPLUS

A continuity summary of contributed surplus is presented below:

Three Months
Ended
(in thousands)	March 31, 2008

Balance, beginning of period	$25,471
Stock-based compensation expense (note 15)	613
Fair value of stock options exercised	(168)

Balance, end of period	$25,916

15.	STOCK OPTIONS

The Company’s stock-based compensation plan (the “Plan”) provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 20 million common shares. As at March 31, 2008, an aggregate of 12,446,500 options have been granted (less cancellations) since the Plan’s inception in 1997.

Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, the term of stock options granted under the Plan ranges from three to five years and vesting occurs over a three year period.

DENISON MINES CORP.
 Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

A continuity summary of the stock options of the Company granted under the Plan is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CDN $)

Stock options outstanding, beginning of period	5,961,354	$7.27
Granted	2,515,000	8.13
Exercised	(48,400)	4.95
Expired	(7,500)	10.37

Stock options outstanding, end of period	8,420,454	$7.53

Stock options exercisable, end of period	5,552,297	$7.00

A summary of the Company’s stock options outstanding at March 31, 2008 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CDN$)	(Years)	Shares	(CDN $)

Stock options outstanding, end of period
$ 1.88 to $ 4.87	6.29	1,034,555	$2.12
$ 5.02 to $ 8.50	5.72	4,702,399	6.81
$ 10.08 to $ 15.30	1.85	2,683,500	10.89

Stock options outstanding, end of period	4.56	8,420,454	$7.53

Outstanding options expire between January 2008 and October 2016.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model for the period:

Three Months
Ended
March 31, 2008

Risk-free interest rate	2.86% — 3.29%
Expected stock price volatility	52.2% — 55.4%
Expected life	2.1 — 3.5 years
Expected dividend yield	—
Fair value per share under options granted	CDN$2.16 — CDN$4.49

DENISON MINES CORP.
 Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

     Stock-based compensation has been recognized in the consolidated statement of operations as follows:

	Three Months	Three Months
	Ended	Ended
(in thousands)	March 31, 2008	March 31, 2007

Mineral property exploration	$56	$52
General and administrative	557	294

	$613	$346

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expense over the applicable vesting periods. At March 31, 2008, the Company had an additional $6,628,000 in stock-based compensation expense to be recognized periodically to February 2011.

16.	ACCUMULATED OTHER COMPREHENSIVE INCOME

A continuity summary of accumulated other comprehensive income is as follows:

	Three Months	Three Months
	Ended	Ended
(in thousands)	March 31, 2008	March 31, 2007

Accumulated other comprehensive income, beginning of period	$110,956	$(8,498)

Cumulative foreign currency translation gain (loss)
Balance, beginning of period	$92,856	$(8,498)
Change in foreign currency translation	(20,365)	6,770

Balance, end of period	72,491	(1,728)

Unrealized gains on investments
Balance, beginning of period	18,100	—
Unrealized gains as at January 1, 2007, net of tax (1)	—	24,842
Net unrealized gains (losses), net of tax (2)	(8,335)	17,590

Balance, end of period	9,765	42,432

Accumulated other comprehensive income, end of period	$82,256	$40,704

(1)	Reflects the adoption of CICA Section 3855 on January 1, 2007.

(2)	Unrealized gains (losses) on investments deemed available-for-sale are included in other comprehensive income (loss) until realized. When the investment is disposed of or incurs a decline in value that is other than temporary, the gain (loss) is realized and reclassified to the income statement.

DENISON MINES CORP.
 Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

17.	OTHER INCOME AND EXPENSES

The elements of net other income and expenses in the statement of operations is as follows:

	Three months	Three Months
	Ended	Ended
(in thousands)	March 31, 2008	March 31, 2007

Net interest income	$369	$1,604
Gain (loss) on foreign exchange	1,232	(246)
Gain (loss) on sale of land and equipment	125	(17)
Gains on restricted investments	500	39
Equity loss of affiliates	—	(884)
Other	—	62

Net other income	$2,226	$558

18.	SEGMENTED INFORMATION

Business Segments

The Company operates in two primary segments — the mining segment and the corporate and other segment. The mining segment, which has been further subdivided by major geographic regions, includes activities related to exploration, evaluation and development, mining, milling and the sale of mineral concentrates. The corporate and other segment includes the results of the Company’s environmental services business, management fees and commission income earned from UPC and general corporate expenses not allocated to the other segments.

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

     For the three months ended March 31, 2008, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Corporate
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	11,665	4,536	—	—	1,980	18,181

Expenses
Operating expenses	10,250	1,315	—	—	1,228	12,793
Sales royalties and capital taxes	740	—	—	—	69	809
Mineral property exploration	5,928	—	—	581	56	6,565
General and administrative	—	—	—	—	4,120	4,120

	16,918	1,315	—	581	5,473	24,287

Income (loss) from operations	(5,253)	3,221	—	(581)	(3,493)	(6,106)

Revenues — supplemental:
Uranium concentrates	11,665	4,513	—	—	—	16,178
Environmental services	—	—	—	—	1,141	1,141
Management fees and commissions	—	—	—	—	839	839
Alternate feed processing and other	—	23	—	—	—	23

	11,665	4,536	—	—	1,980	18,181

Long-lived assets:
Property, plant and equipment
Plant and equipment	85,155	54,349	376	97	1,736	141,713
Mineral properties	354,091	23,734	212,211	2,587	—	592,623
Intangibles	—	469	—	—	6,055	6,524
Goodwill	118,134	—	—	—	—	118,134

	557,380	78,552	212,587	2,684	7,791	858,994

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

     For the three months ended March 31, 2007, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Corporate
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	8,313	2,148	—	—	1,258	11,719

Expenses
Operating expenses	6,331	1,620	—	—	1,142	9,093
Sales royalties and capital taxes	527	—	—	—	18	545
Mineral property exploration	4,835	—	—	147	67	5,049
General and administrative	—	—	—	—	2,902	2,902

	11,693	1,620	—	147	4,129	17,589

Income (loss) from operations	(3,380)	528	—	(147)	(2,871)	(5,870)

Revenues — supplemental:
Uranium concentrates	8,313	—	—	—	—	8,313
Environmental services	—	—	—	—	774	774
Management fees and commissions	—	—	—	—	484	484
Alternate feed processing and other	—	2,148	—	—	—	2,148

	8,313	2,148	—	—	1,258	11,719

Long-lived assets:
Property, plant and equipment
Plant and equipment	69,829	9,404	—	55	1,419	80,707
Mineral properties	322,353	12,248	—	213	—	334,814
Intangibles	—	531	—	—	10,133	10,664
Goodwill	103,803	—	—	—	—	103,803

	495,985	22,183	—	268	11,552	529,988

Major Customers

The Company’s business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements and other services with a relatively small number of customers. In the three months ended March 31, 2008, two customers accounted for approximately 83% of total revenues.

19.	RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); and e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative.

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of UPC.

The Company has also provided temporary revolving credit facilities to UPC which generate interest and standby fee income. No such facilities were in place for the three month period ending March 31, 2008.

The following transactions were incurred with UPC for the periods noted:

	Three Months	Three Months
	Ended	Ended
(in thousands)	March 31, 2008	March 31, 2007

Fees earned from UPC included in revenue:
Management fees, including out-of-pocket expenses	$616	$484
Commission fees on purchase and sale of uranium	223	—
Fees earned from UPC included in other income:
Loan interest under credit facility	—	166
Standby fee under credit facility	—	8

Total fees earned from UPC	$839	$658

At March 31, 2008, accounts receivable includes $587,000 due from UPC with respect to the fees indicated above.

Other

During the three months ended March 31, 2008, the Company incurred management and administrative service fees of $44,000 (March 2007: $46,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver at a rate of CDN$18,000 per month plus expenses. At March 31, 2008, no amounts were due to this company.

20.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

Capital Management

The Company’s capital includes debt and shareholder’s equity. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient capital to maintain its ongoing operations, to provide returns for shareholders and benefits for other stakeholders and to pursue growth opportunities. As at March 31, 2008, the Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy.

Fair Values of Financial Instruments

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and price risk.

(a) Credit Risk

The Company’s credit risk is related to trade receivables in the ordinary course of business. The Company sells uranium exclusively to large organizations with strong credit ratings and the balance of trade receivables owed to the Company in the ordinary course of business is not significant. Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

(b) Liquidity Risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans. The Company

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. The Company has in place a temporary credit line of CDN$55,000,000 and has accepted a commitment letter for a three year term revolving credit facility in the amount of US$125,000,000 which is intended to replace all outstanding temporary credit facilities (see note 23).

(c) Currency Risk

Financial instruments that impact the Company’s operations or other comprehensive income due to currency fluctuations include: Canadian dollar denominated cash and cash equivalents, accounts receivable, accounts payable, long-term investments and bank debt.

The sensitivity of the Company’s operations and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the United States dollar as at March 31, 2008 is summarized below:

		Change in
	Change in	Comprehensive
(in thousands)	Net Income (1)	Net Income (1)

10% increase in value of the Canadian dollar	$(419)	$(58,293)

10% decrease in value of the Candian dollar	$419	$58,293

(1)	In the above table, positive (negative) values represent increases (decreases) in net income and comprehensive net income respectively.
(d) Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The weighted average interest rate paid by the Company during the quarter on its outstanding borrowings was 5.25%.

For the three months ended March 31, 2008, the level of borrowing was relatively small. A fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest expense recorded during the quarter by approximately $1,000.

(e) Price Risk

The Company is exposed to price risk on the commodities in which it produces and sells. The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies. The Company does not actively trade these investments.

The sensitivity analyses below have been determined based on the exposure to commodity price risk and equity price risk at March 31, 2008:

		Change in
	Change in	Comprehensive
(in thousands)	Net Income (1)	Net Income (1)

Commodity price risk
10% increase in uranium prices (2)	$966	$966
10% decrease in uranium prices (2)	$(966)	$(966)
Equity price risk
10% increase in equity prices	$—	$2,560
10% decrease in equity prices	$—	$(2,560)

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

(1)	In the above table, positive (negative) values represent increases (decreases) in net income and comprehensive net income respectively.

(2)	The Company is exposed to fluctuations in both the spot price and long-term price of uranium as a result of the various pricing formulas in the uranium contracts. The above sensitivity analysis includes 10% adjustments to both of these prices.
(f) Fair Value Estimation

The fair value of financial instruments which trade in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted marked price used to financial assets held by the Company is the current bid price.

21.	INCOME TAXES

The Company has provided for current tax expense of $1,169,000 and for future tax expense of $5,413,000. In March, 2008, the Zambian government enacted legislation which increased the income tax rate for mining companies from 25% to 30%. Accordingly, the Company recorded a future tax expense of $10,740,000 in the quarter to adjust the future income tax liability associated with its Zambian assets. This amount has been partially offset by the recognition of previously unrecognized Canadian tax assets of $5,195,000.

22.	COMMITMENTS AND CONTINGENCIES

General Legal Matters

The Company is involved, from time to time, in various other legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Third Party Indemnities

The Company has agreed to indemnify Calfrac Well Services against any future liabilities it may incur related to the assets or liabilities transferred to the Company on March 8, 2004.

23.	SUBSEQUENT EVENTS

In April 2008, the Company purchased 5,456,000 units of Uranerz Energy Comporation (“Uranerz”), a public company listed on the Toronto, American and Frankfurt Stock Exchanges, for an aggregate purchase price of approximately $13,116,000. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one additional share of Uranerz common stock for a period of 24 months after closing (subject to acceleration under certain conditions) at an exercise price of US3.50 per share. Immediately after the purchase, Denison owned approximately 9.9% of the issued and outstanding common share of Uranerz.

In April 2008, the Company accepted a commitment letter from the Bank of Nova Scotia for a $125,000,000 revolving term credit facility. This loan, which has a three year term, should be completed during the second quarter of 2008.

Exhibit 11
FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, E. Peter Farmer, Chief Executive Officer of Denison Mines Corp., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Denison Mines Corp. (the issuer) for the interim period ending March 31, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: May 14, 2008
Signed by “E. Peter Farmer”

Name:	E. Peter Farmer
Title:	Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, James R. Anderson, Executive Vice President and Chief Financial Officer of Denison Mines Corp., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Denison Mines Corp. (the issuer) for the interim period ending March 31, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: May 14, 2008
Signed by “James R. Anderson”

Name:	James R. Anderson
Title:	Executive Vice President and Chief Executive Officer